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03022974

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AB Lietuvos Telekomas

*CURRENT ADDRESS

82-5086

AR/S

12-31-02

03 JUN -9 AM 7:21

**FORMER NAME

**NEW ADDRESS

PROCESSED

JUN 30 2003

THOMSON FINANCIAL

FILE NO. 82- 5086 FISCAL YEAR 12-31-02

Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/23/03

File No. 82-5086

AB LIETUVOS TELEKOMAS

FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2002

CONTENTS

	Pages
AUDITOR'S REPORT	3
FINANCIAL STATEMENTS	4-8
GENERAL INFORMATION	9-10
ACCOUNTING POLICIES	11-16
FINANCIAL RISK MANAGEMENT	17
NOTES TO THE FINANCIAL STATEMENTS	18-32

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers UAB
T. Ševčenkos 21
PO Box 620
LT-2009 Vilnius
Lithuania
Telephone +370 (5) 2392 300
Facsimile +370 (5) 2392 301
E-mail vilnius@lt.pwcglobal.com
www.pwcglobal.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Company") and its consolidated subsidiaries ("the Group") as at 31 December 2002 and the related statements of income and cash flows for the year then ended. These financial statements set out on pages 4 to 32 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2002 and of the results of its operations and cash flows for the period then ended in accordance with International Accounting Standards.

PricewaterhouseCoopers UAB

PricewaterhouseCoopers UAB

Vilnius, 13 March 2003

(All amounts are in LTL '000 unless otherwise stated)

INCOME STATEMENT

	Notes	Year ended 31 December			
		GROUP		COMPANY	
		2002	2001	2002	2001
Revenues	1	968,212	1,058,466	962,596	1,061,613
Expenses	2	(464,602)	(494,094)	(498,261)	(510,765)
Earnings before interest, taxes, depreciation and amortisation		503,610	564,372	464,335	550,848
Depreciation, amortisation and impairment charge	7	(381,668)	(381,567)	(364,476)	(367,557)
Gain on sale of investments	3	7,016	2,857	7,016	-
Operating profit		128,958	185,662	106,875	183,291
Finance costs, net	4	(39,855)	(46,999)	(40,123)	(47,047)
Share of result of subsidiaries before tax	9	-	-	21,467	2,423
Share of result of associates before tax	9,10	337	-	337	-
Profit before tax		89,440	138,663	88,556	138,667
Profit tax	5	(21,641)	43,048	(21,524)	43,048
Group profit before minority interest		67,799	181,711	67,032	181,715
Minority interest	21	(767)	4	-	-
Net profit		67,032	181,715	67,032	181,715
Earnings per share (LTL)	6	0.09	0.23	0.09	0.23

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

The financial statements on pages 4 to 32 were approved by the General Director and the Finance Director on 13 March 2003.

Tapio Paarma
General Director

Jan-Erik Elserius
Finance Director

(All amounts are in LTL '000 unless otherwise stated)

BALANCE SHEET

		As at 31 December			
		GROUP		COMPANY	
	Notes	2002	2001	2002	2001
ASSETS					
Non-current assets					
Property, plant and equipment	7	1,423,286	1,542,261	1,256,659	1,397,237
Intangible assets	8	202,113	248,210	183,766	224,945
Prepayments for non-current assets		142	31	14	31
Investments in associates and subsidiaries	9,10	879	203	237,293	221,206
Other non-current assets		68	49	690	49
		1,626,488	1,790,754	1,678,422	1,843,468
Current assets					
Inventories		4,111	1,757	2,197	1,627
Assets held for sale	11	10,192	29,498	10,192	29,498
Receivables, prepayments and accrued revenue	12	150,193	209,804	146,007	294,227
Trading investments		1,287	-	-	-
Cash and cash equivalents	13	83,759	47,902	58,079	42,861
		249,542	288,961	216,475	368,213
Total assets		1,876,030	2,079,715	1,894,897	2,211,681
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	14	814,913	814,913	814,913	814,913
Treasury shares	14	(120,000)	(120,000)	(120,000)	-
Legal reserve	15	81,499	81,499	81,499	81,499
Translation differences		(30)	-	(30)	-
Retained earnings		442,159	460,577	442,159	456,477
		1,218,541	1,236,989	1,218,541	1,352,889
Minority interest	21	2,354	-	-	-
Non-current liabilities					
Borrowings	17	194,230	445,177	194,108	445,177
Deferred tax liabilities	18	113,844	136,191	93,611	114,916
Grants		14,492	16,977	14,492	16,977
		322,566	598,345	302,211	577,070
Current liabilities					
Trade, other payables and accrued liabilities	16	153,770	117,230	151,866	148,571
Borrowings	17	178,799	127,151	222,279	133,151
		332,569	244,381	374,145	281,722
Total equity and liabilities		1,876,030	2,079,715	1,894,897	2,211,681

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

(All amounts are in LTL '000 unless otherwise stated)

STATEMENT OF CHANGES IN EQUITY

GROUP	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2001		814,913	(120,000)	58,881	-	419,614	1,173,408
Transfer to reserves	15	-	-	22,618	-	(22,618)	-
Dividends paid for 2000		-	-	-	-	(118,134)	(118,134)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	(120,000)	81,499	-	460,577	1,236,989
Balance at 1 January 2002		814,913	(120,000)	81,499	-	460,577	1,236,989
Dividends paid for 2001	14	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541

COMPANY	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2001		814,913	-	58,881	-	419,614	1,293,408
Transfer to reserves	15	-	-	22,618	-	(22,618)	-
Dividends paid for 2000		-	-	-	-	(122,234)	(122,234)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	-	81,499	-	456,477	1,352,889
Balance at 1 January 2002		814,913	-	81,499	-	456,477	1,352,889
Treasury shares	14	-	(120,000)	-	-	-	(120,000)
Treasury shares dividends	14	-	-	-	-	4,100	4,100
Dividends paid for 2001	14	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

(All amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2002	2001	2002	2001
Operating activities					
Net profit for the period		67,032	181,715	67,032	181,715
Profit tax	5	21,641	(43,048)	21,524	(43,048)
Minority interest	21	767	-	-	-
Depreciation and amortisation and impairment charge	7	381,668	381,567	364,476	367,557
Result of equity method accounting for investment in subsidiaries	9	-	-	(21,467)	(2,423)
Share of results of associates before tax	9,10	(337)	-	(337)	-
Write-off of fixed assets and provision for slow-mowing inventory		1,035	12,126	988	12,121
Provision and write off of doubtful accounts receivable	2	14,016	16,356	13,782	16,266
Elimination of gain on sale of investments	3	(7,016)	(2,857)	(7,016)	-
Elimination of gain on sale of property, plant and equipment and intangible assets		(1,860)	(1,559)	(1,849)	(1,364)
Currency exchange borrowings, net		(394)	(1,841)	(394)	(1,841)
Other non cash transactions		124	-	-	-
Interest income	4	(567)	(3,578)	(723)	(3,578)
Interest expenses	4	34,299	46,765	34,334	46,765
Changes in working capital (excluding the effects of acquisition of subsidiaries):					
Inventories and asset held for sale		425	9,978	1,294	9,995
Trade and other accounts receivable		46,172	(59,109)	53,772	(72,258)
Trade and other accounts payable and deferred revenue		(41,944)	(47,970)	(69,490)	(23,121)
Cash generated from operations		515,061	488,545	455,926	486,786
Interest paid		(33,474)	(37,993)	(33,474)	(37,993)
Tax paid		(127)	-	-	-
Net cash from operating activities		481,460	450,552	422,452	448,793
Investing activities					
Purchase of property, plant and equipment (PPE) and intangible assets		(204,212)	(367,333)	(187,726)	(349,152)
Proceeds from disposal of PPE and intangible assets		6,840	10,859	24,464	7,622
Acquisition of subsidiaries (net of cash acquired)	22	(3,736)	-	-	-
Disposal of investments	3	7,000	2,857	8,600	-
Investments in subsidiaries and acquisition of associate's shares	9,10	-	(193)	(2,690)	(660)
Loans granted to subsidiaries		-	-	(35,957)	(7,337)
Interest received		567	3,578	717	3,578
Net cash from investing activities		(193,541)	(350,232)	(192,592)	(345,949)

(All amounts are in LTL '000 unless otherwise stated)

CASH FLOW STATEMENT (CONTINUED)

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2002	2001	2002	2001
Financing activities					
Proceeds from issue of bonds		-	150,000	-	150,000
Proceeds from borrowings		98,742	39,842	136,255	39,842
Repayment of borrowings		(265,354)	(167,878)	(265,447)	(167,878)
Dividends paid		(85,450)	(118,134)	(85,450)	(122,234)
Net cash from financing activities		(252,062)	(96,170)	(214,642)	(100,270)
Increase in cash and cash equivalents		35,857	4,150	15,218	2,574
Movement in cash and cash equivalents					
At beginning of year		47,902	43,752	42,861	40,287
Increase in cash and cash equivalents		35,857	4,150	15,218	2,574
At end of year	13	83,759	47,902	58,079	42,861

The accounting policies and the notes on pages 9 to 32 form an integral part of these financial statements.

(All amounts are in LTL '000 unless otherwise stated)

GENERAL INFORMATION

AB Lietuvos Telekomas (hereinafter "the Company") was registered as a joint stock company on 16 June 1997. The Company is domiciled in Vilnius, the capital of Lithuania. The address of its registered office is as follows:

Savanorių Ave. 28
LT-2600 Vilnius
Lithuania

The Company's shares are traded on the Lithuanian National Stock Exchange as from 16 June 2000, and Global Depository Receipts, representing Company's shares, are traded on London Stock Exchange.

The shareholders' structure of the Company as at 31 December 2002 is as follows:

	Number of shares	**%**
Amber Teleholding A/S	488,947,656	60.00
Lithuanian State Property Fund	81,771,702	10.03
UAB Lintkom (treasury shares)	38,095,242	4.67
Other foreign and domestic shareholders	206,098,160	25.30
	814,912,760	100.00

The Company's principal activity is provision of fixed local, long distance and international telecommunication services including internet and data communication to both business and residential customers in the Republic of Lithuania.

The consolidated Group (hereinafter "the Group") consists of the Company and its seven subsidiaries and three sub-subsidiaries. The Company has also invested into two associated entities.

The subsidiaries included in the Group's consolidated financial statements and associated entities are indicated below:

		Ownership interest in %		
Subsidiary/associate	**Country of incorporation**	**31 December 2002**	**31 December 2001**	**Profile**
UAB Lietuvos Telekomo Verslo Sprendimai	Lithuania	100%	100%	Acts on behalf of the Company in selling internet and other data communication services and integrated telecommunication business solutions to major business customers of the Company.
UAB Lintel	Lithuania	100%	100%	Provider of 118 call centre and telemarketing services. UAB Lintel has also taken over part of the Company's property management.
UAB Lintkom	Lithuania	100%	-	In September 2002 the Company acquired shares of UAB Lintkom from UAB Lintel. UAB Lintkom was established for the purpose of acquiring the Company's shares in the public offering.

Subsidiary/associate	Country of incorporation	Ownership interest in % 31 December 2002	31 December 2001	Profile
UAB Comliet	Lithuania	100%	100%	Since 1 January 2001 the core activity of this subsidiary has been design and construction of telecommunication objects. In May 2002 UAB Comliet acquired a 75% stake in the Latvian company SIA Datu Tikli. In July 2002 UAB Comliet acquired a 55% stake in the Estonian company AS Telegrupp. Both acquired entities are involved in construction and maintenance of low voltage networks. See Note 22 for further details on acquisitions. In December 2002 UAB Comliet established a subsidiary OOO Comliet Kaliningrad in Kaliningrad district (Russia). UAB Comliet owns a 95 % stake in this subsidiary.
UAB Voicecom	Lithuania	60%	60%	The subsidiary operates under AB Lietuvos Telekomas licence in providing internet telephony and other IP based services.
UAB Baltijos Informacinių Duomenų Valdymo Centras	Lithuania	60%	100%	The Company's Information Services Department was reorganised into a subsidiary. The subsidiary provides information technologies services to the Group and third parties. In May 2002, a minority stake of the subsidiary's shares was sold to TietoEnator Oyj.
UAB Verslo Portalas	Lithuania	30%	30%	This associated entity is engaged in the development of the business-to-business portal verslas.com.
UAB TietoEnator Consulting	Lithuania	26%	-	The entity was established in 2002. A majority stake of the company's shares was sold to TietoEnator Oyj. The associate provides professional information technology services to the Group and third parties.
VšĮ Lietuvos telekomo sporto klubas	Lithuania	100%	100%	Provides sports club services and supports a women's basketball team.

(All amounts are in LTL '000 unless otherwise stated)

ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these financial statements are set out below.

A Basis of preparation

The financial statements are prepared in accordance with International Accounting Standards. The financial statements are prepared under the historical cost convention, as modified by the indexation part of property, plant and equipment and financial assets held-for-trading.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

The Group adopted IAS 39 Financial Instruments: Recognition and Measurement. The financial effects of adopting this standard were reported in the previous year's consolidated financial statements.

B Group accounting

(1) *Subsidiaries*

Subsidiaries, which are those companies in which the Group, directly or indirectly, has an interest of more than one half voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note E for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(2) *Associates*

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Goodwill arising on acquisition of associates is included under intangible assets in the Group accounts. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

C Foreign currency translation

(1) *Measurement currency*

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Lithuanian Litas (LTL), which is the measurement currency of the Company.

Until 31 January 2002 the exchange rate of the Litas was fixed to the US Dollar (USD) at a rate of 4 LTL=1 USD. As from 1 February 2002 Lithuania repegged the Litas to the Euro at rate of 3.4528 LTL=1 Euro.

(2) *Transactions and balances*

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

(3) *Group companies*

Income statements and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

D Property, plant and equipment

Property, plant and equipment acquired on or after 1 January 1996 is stated at historical cost less accumulated depreciation. Property, plant and equipment acquired before 1 January 1996 is stated at historical cost less accumulated depreciation as adjusted for indexation, using indexation rates set by the Lithuanian Government for the different asset categories (see Note 7 for details on the indexation effect).

Depreciation is calculated on the straight-line method to write off the cost of assets to their residual values over their estimated useful life as follows:

Buildings	10 – 50 years
Plant and machinery	5 – 25 years
Switches, lines and related telecommunication equipment	4 – 10 years
Computers	3 years
Motor vehicles	2 – 10 years
Other tangible fixed assets	1 – 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction in progress is transferred to appropriate groups of fixed assets when it is completed and ready for its intended use.

(All amounts are in LTL '000 unless otherwise stated)

D Property, plant and equipment (continued)

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in the income statement.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Assets held for sale as disclosed in Note 11 are stated at their net selling price.

E Intangible assets

(1) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries/associates occurring is included in intangible assets in the Group accounts. Goodwill is amortised using the straight-line method over its estimated useful life, which is 5 years.

(2) *Other intangible assets*

Intangible assets expected to provide economic benefit to the Group in future periods are valued at acquisition cost less subsequent amortisation. Amortisation is calculated on the straight-line method over estimated benefit period as follows:

Licences	10 years
Computer software	3 – 5 years
Other intangible fixed assets	5 years

F Investments

At 1 January 2001 the Group adopted IAS 39 and classified its investments into following categories: trading, held-to-maturity and available-for-sale. During the current period the Group did not hold any investments in held-to-maturity and available-for-sale categories.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets.

Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchase and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading investments are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise.

G Investments in subsidiaries (financial statements of the Company)

Investments in subsidiaries that are included in the separate financial statements of the Company are accounted for using equity method. Equity accounting involves recognising in the income statement the Company's share of the subsidiaries' results for the period. The Company's share of post-acquisition movements in the subsidiaries' reserves is recognised in reserves. If under equity method, the Company's share of losses of a subsidiary equals or exceeds the acquisition costs of an investment, the investment in the balance sheet is reported at nil value. Additional losses are provided for to the extent that the Company has incurred obligations or made payments on behalf of the subsidiary to satisfy its obligations. The provision for additional losses is accounted for within share of net result before tax of a subsidiary in the income statement.

H Investments in associates (financial statements of the Company)

Investments in associates that are included in the separate financial statements of the Company are accounted for using the equity method.

I Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

J Accounting for leases – where Group is the lessee

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

K Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of inventories comprises purchase price, taxes (other than those subsequently recoverable by the Group from the tax authorities), transport, handling and other costs directly attributable to the acquisition of inventories. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

L Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

M Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments, with original maturities of three months or less.

(All amounts are in LTL '000 unless otherwise stated)

N Treasury shares

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

O Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings.

P Deferred profit tax

Deferred profit tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred profit tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities are offset only where International Accounting Standard No. 12 allows this treatment.

Q Grants relating to purchase of property, plant and equipment

Grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

R Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

S Financial instruments

Financial instruments are stated at their market value as at the balance sheet date.

T Revenue recognition

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued monthly based on the historical actual traffic of incoming calls from different carriers.

The majority of residential sector subscribers are invoiced every second month. The uninvoiced part of revenue is accrued for based on the data from the billing system.

Service activation fees are recognised as income and related costs are expensed at the moment of services activation.

Revenue from sales of telecommunication equipment and accessories in the specialised shops is recognised at the time of sale.

U Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

V Earnings per share

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

W Segment information

The Group uses its fixed line network to generate different types of revenue (see Note 1). The Group is mainly operating in one business segment (fixed line services) and one geographical segment and therefore no segment information is disclosed.

X Comparatives

Where necessary, the comparative figures have been reclassified to conform with changes in presentation of the current year financial statements.

(All amounts are in LTL '000 unless otherwise stated)

FINANCIAL RISK MANAGEMENT

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects of the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to limit certain exposures.

Risk management is carried out by a central treasury unit (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies and evaluates financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investing excess liquidity.

Foreign exchange risk
The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US Dollar (USD) and Special Drawing Rights (SDR). Foreign exchange risk is controlled by hedging the foreign currency exposure of its, purchase contracts and debt commitments. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

Credit risk
The Group has no significant concentrations of credit risk. Credit risks or the risks of counter-parties defaulting, are controlled by the application of credit terms and monitoring procedures. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Interest rate risk
The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. The Group's policy is to maintain diversified debt portfolio. Split between fixed and floating interest rate depends on the actual situation in the market.

(All amounts are in LTL '000 unless otherwise stated)

NOTES TO THE FINANCIAL STATEMENTS

1 Revenues

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Fixed telephony services:				
Subscription, installation and other charges	200,302	220,765	200,454	220,875
Domestic traffic	384,324	477,712	383,920	477,423
International traffic	61,403	81,834	61,423	81,845
Payphones	12,396	24,424	12,396	24,424
	658,425	804,735	658,193	804,567
Interconnection revenue	144,930	137,780	144,770	137,930
Internet and other data communication revenue	103,910	67,996	105,509	66,136
Leased lines revenue	16,912	25,285	17,039	26,367
Other revenues	44,035	22,670	37,085	26,613
	309,787	253,731	304,403	257,046
	968,212	1,058,466	962,596	1,061,613

2 Expenses

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Employee related expenses	152,210	191,504	91,729	178,706
Interconnection and line rent expenses	145,774	129,097	145,627	129,003
Repairs and maintenance expenses	31,114	33,353	22,628	27,580
Provision for doubtful accounts receivable	14,016	16,356	13,782	16,266
Other expenses	121,488	123,784	224,495	159,210
	464,602	494,094	498,261	510,765

The average number of staff employed by the Group during the current year totalled 4,751 (2001: 5,920). The average number of staff employed by the Company during the current year totalled 2,310 (2001: 5,386).

3 Gain on sale of investments

In May 2002, the Group sold a 74% stake in UAB Baltijos Telekomunikacijų Konsultacinis Centras (now UAB TietoEnator Consulting) to TietoEnator Oyj at a profit of LTL 4,116 thousand. The Group also sold a 40% stake in UAB Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator Oyj, which resulted in a gain of LTL 2,900 thousand.

Net cash flows from disposals of investments of LTL 7,000 thousand (the Group) is calculated by deducting cash disposed on sale of UAB Baltijos Telekomunikacijų Konsultacinis Centras from total proceeds on sale of both above-mentioned companies of LTL 8,600 thousand.

(All amounts are in LTL '000 unless otherwise stated)

4 Finance costs-net

	GROUP		COMPANY	
	2002	2001	2002	2001
Interest income	567	3,578	723	3,578
Other financial income	260	223	472	197
	827	3,801	1,195	3,775
Net foreign exchange gain (loss)	(5,818)	85	(6,423)	62
Interest expense	(34,299)	(46,765)	(34,334)	(46,765)
Other financial expenses	(565)	(4,120)	(561)	(4,119)
	(39,855)	(46,999)	(40,123)	(47,047)

5 Profit tax

	GROUP		COMPANY	
	2002	2001	2002	2001
Current tax charge	43,921	204	39,570	-
Deferred tax charge	(22,347)	(43,252)	(21,305)	(30,806)
	21,574	(43,048)	18,265	(30,806)
Share of tax of subsidiaries	-	-	3,192	(12,242)
Share of tax of associates	67	-	67	-
	21,641	(43,048)	21,524	(43,048)

The tax on the Company's and the Group profit before tax differs from the theoretical amount that would arise using the basic tax rate as follows:

	GROUP		COMPANY	
	2002	2001	2002	2001
Profit before tax	89,440	138,663	88,556	138,667
Tax calculated at a tax rate of 15% (2001: 24%)	13,416	33,279	13,283	33,280
Share of tax of subsidiaries	-	-	(3,192)	(582)
Share of tax of associates	(67)	-	(67)	-
Income not subject for tax	(41)	-	-	-
Expenses not deductible for tax purposes	8,990	5,931	8,097	5,446
Recognition /utilisation of previously unrecognised tax losses	(828)	(144)	-	-
Correction of tax loss brought forward	104	(398)	144	-
Effect of changes in tax rate	-	(81,716)	-	(68,950)
Tax charge before share of tax of subsidiaries and associates	21,574	(43,048)	18,265	(30,806)

According to the newly adopted Profit Tax Law, the profit tax rate was reduced from 24% to 15% with an effect from 1 January 2002. No tax relief is applied for reinvested profits.

(All amounts are in LTL '000 unless otherwise stated)

6 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period by the weighted average number of ordinary shares in issue during the period. The Group has no dilutive potential ordinary shares and therefore diluted earnings per share are the same as basic earnings per share.

Weighted average number of shares in issue (thousands) for year ended 31 December 2002: 814,913 (ordinary shares) – 38,095 (treasury shares) = 776,818. Weighted average number of shares for the year ended 31 December 2001 was – 776,818

	GROUP	
	2002	**2001**
Net profit attributable to shareholders	67,032	181,715
Weighted average number of ordinary shares in issue (thousands)	776,818	776,818
Basic earnings per share (LTL)	0.09	0.23

7 Property, plant and equipment

GROUP	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2002					
Opening net book amount	202,541	1,221,333	68,148	50,239	1,542,261
Exchange rate differences	-	-	(7)	-	(7)
Acquisition of subsidiaries (Note 22)	-	96	330	-	426
Additions	2	709	3,451	175,929	180,091
Reclassifications	(61)	7,507	(7,446)	-	-
Disposals and write-offs	(1,791)	(1,778)	(562)	-	(4,131)
Transfers from assets held for sale (Note 11)	16,738	564	140	-	17,442
Transfers from construction in progress	13,893	172,399	4,950	(191,242)	-
Impairment charge	(1,100)	(34)	-	-	(1,134)
Depreciation charge	(10,307)	(281,640)	(19,715)	-	(311,662)
Closing net book amount	219,915	1,119,156	49,289	34,926	1,423,286
At 31 December 2002					
Cost or indexed cost	279,984	2,269,604	108,328	34,926	2,692,842
Accumulated depreciation and impairment	(60,069)	(1,150,448)	(59,039)	-	(1,269,556)
Net book amount	219,915	1,119,156	49,289	34,926	1,423,286
At 31 December 2001					
Cost or indexed cost	242,390	2,253,648	145,230	50,239	2,691,507
Accumulated depreciation	(39,849)	(1,032,315)	(77,082)	-	(1,149,246)
Net book amount	202,541	1,221,333	68,148	50,239	1,542,261

(All amounts are in LTL '000 unless otherwise stated)

7 Property, plant and equipment (continued)

COMPANY	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2002					
Opening net book amount	89,782	1,204,031	53,185	50,239	1,397,237
Additions	2	710	9	163,201	163,922
Disposals and write-offs	(1,785)	(3,655)	(17,364)	-	(22,804)
Reclassifications	(62)	39	23	-	-
Transfers from assets held for sale (Note 11)	16,738	564	140	-	17,442
Transfers from construction in progress	6,425	169,893	2,235	(178,553)	-
Impairment charge	(1,100)	-	-	-	(1,100)
Depreciation charge	(7,350)	(274,959)	(15,729)	-	(298,038)
Closing net book amount	102,650	1,096,623	22,499	34,887	1,256,659
At 31 December 2002					
Cost or indexed cost	155,851	2,231,800	73,530	34,887	2,496,068
Accumulated depreciation and impairment	(53,201)	(1,135,177)	(51,031)	-	(1,239,409)
Net book amount	102,650	1,096,623	22,499	34,887	1,256,659
At 31 December 2001					
Cost or indexed cost	125,800	2,226,637	126,346	50,239	2,529,022
Accumulated depreciation	(36,018)	(1,022,606)	(73,161)	-	(1,131,785)
Net book amount	89,782	1,204,031	53,185	50,239	1,397,237

Depreciation, amortisation and impairment charge in income statement consist of the following items:

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Depreciation of property, plant and equipment	311,662	300,504	298,038	290,291
Amortisation of intangible assets (Note 8)	72,597	64,147	64,184	56,760
Impairment of property, plant and equipment	1,134	106	1,100	-
Impairment of assets held for sale	-	19,855	-	19,855
Goodwill depreciation (Note 9)	-	-	3,787	3,696
Amortisation of grants received	(2,633)	(3,045)	(2,633)	(3,045)
Other movements	(1,092)	-	-	-
	381,668	381,567	364,476	367,557

(All amounts are in LTL '000 unless otherwise stated)

7 Property, plant and equipment (continued)

As at 31 December 2002, the Company performed its annual impairment test with respect to its property, plant and equipment in accordance with the International Accounting Standard No. 36 Impairment of Assets. In addition, in 2002 the Company performed an analysis in order to determine the appropriateness of the carrying values of property, plant and equipment items, which had have been indexed as a result of indexations performed in 1994 and 1995. Based on the results of the above-mentioned analysis, the carrying amounts of indexed property, plant and equipment items as at 31 December 2002 are not materially different from these that would arise if the revaluation had been carried out in accordance with the International Accounting Standard No. 16 Property Plant and Equipment.

As at 31 December 2002 property, plant and equipment include items (ducts and other real estate items) that are not properly registered with the Cadastre and Register of Land and Other Immovable Property. Such registration is formally required to confirm the legal ownership of such property. The carrying value of these assets amounted to LTL 125,603 thousand as at 31 December 2002. The Company uses these assets in its operations and pays real estate tax on these assets.

8 Intangible assets

GROUP	Licences	Software	Goodwill	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2002						
Opening net book amount	1,502	228,062	8,771	6,164	3,711	248,210
Additions	-	375	-	16	23,730	24,121
Acquisition of subsidiaries (Note 22)	-	11	3,153	-	-	3,164
Disposals and write-offs	-	(780)	-	(5)	-	(785)
Reclassifications	-	18,622	-	5,623	(24,245)	-
Amortisation charge	(258)	(65,990)	(4,116)	(2,233)		(72,597)
Closing net book amount	1,244	180,300	7,808	9,565	3,196	202,113
At 31 December 2002						
Cost	2,575	334,923	22,087	13,948	3,196	376,729
Accumulated amortisation	(1,331)	(154,623)	(14,279)	(4,383)	-	(174,616)
Net book amount	1,244	180,300	7,808	9,565	3,196	202,113
At 31 December 2001						
Cost	2,575	324,116	18,934	8,947	3,711	358,283
Accumulated amortisation	(1,073)	(96,054)	(10,163)	(2,783)	-	(110,073)
Net book amount	1,502	228,062	8,771	6,164	3,711	248,210

The Company holds a licence for provision of fixed, long distance and international telecommunication services, also including data transmission in Lithuania. The licence also provides the right to construct and develop the network for provision of the above-mentioned services. The licence was issued on 31 October 1997, amended in June 1998 and is valid until 31 October 2007. The cost of the licence amounted to LTL 1,691 thousand and accumulated amortisation to LTL 874 thousand as at 31 December 2002.

(All amounts are in LTL '000 unless otherwise stated)

8 Intangible assets (continued)

The subsidiary UAB Comliet holds the licence granted on 31 October 1997 for rights to operate NMT 450 mobile cellular network. The licence is valid until 31 October 2007. The Group uses NMT 450 network to provide wireless local loop (WLL) to the customers in remote areas and for inter-group communication needs. The cost of the licence amounted to LTL 884 thousand and accumulated amortisation amounted to LTL 457 thousand as at 31 December 2002.

COMPANY	Licences	Software	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2002					
Opening net book amount	986	214,459	5,789	3,711	224,945
Additions	-	73	-	23,731	23,804
Transfers from assets in the course of construction	-	18,622	5,623	(24,245)	-
Disposals and write-offs	-	(794)	(5)	-	(799)
Amortisation charge	(169)	(62,117)	(1,898)	-	(64,184)
Closing net book amount	817	170,243	9,509	3,197	183,766
At 31 December 2002					
Cost	1,691	316,461	13,840	3,197	335,189
Accumulated amortisation	(874)	(146,218)	(4,331)	-	(151,423)
Net book amount	817	170,243	9,509	3,197	183,766
At 31 December 2001					
Cost	1,691	305,824	8,241	3,711	319,467
Accumulated amortisation	(705)	(91,365)	(2,452)	-	(94,522)
Net book amount	986	214,459	5,789	3,711	224,945

9 Investments in subsidiaries and associates

	COMPANY 2002	COMPANY 2001
At the beginning of year	221,206	209,558
Establishment, acquisition of subsidiaries and associate	2,690	660
Partial disposal of subsidiaries	(1,584)	-
Goodwill amortisation	(3,787)	(3,696)
Share of results of subsidiaries before tax	21,467	2,423
Share of results of associates before tax	337	-
Share of tax of subsidiaries and associates (Note 5)	(3,259)	12,242
Other movements	223	19
At end of year	237,293	221,206

(All amounts are in LTL '000 unless otherwise stated)

10 Investments in associates

	GROUP	
	2002	2001
At the beginning of year	203	10
Establishment, acquisition of associates	406	193
Share of results of associates before tax	337	-
Share of tax (Note 5)	(67)	-
At end of year	879	203

11 Assets held for sale

	GROUP		COMPANY	
	2002	2001	2002	2001
At the beginning of year	29,498	-	29,498	-
Assets disposed	(1,864)	-	(1,864)	-
Reclassification from (to) property, plant and equipment (Note 7)	(17,442)	29,498	(17,442)	29,498
At end of year	10,192	29,498	10,192	29,498

12 Receivables, prepayments and accrued revenue

	GROUP		COMPANY	
	2002	2001	2002	2001
Trade receivables from business and residents	134,214	140,694	126,316	146,857
Provision for doubtful receivables	(35,545)	(23,794)	(35,240)	(23,364)
Loans to subsidiaries	-	-	2,540	83,420
Accrued revenues (residential sector and interconnection)	40,987	74,682	40,987	74,682
Prepaid expenses and other receivables	10,537	18,222	11,404	12,632
	150,193	209,804	146,007	294,227

The Group's historical experience in collection of accounts receivable falls within the recorded provisions.

In 2002 the Company and the Group accounted for accrued revenues and accrued liabilities from interconnection with domestic and foreign operators on a net basis. To comply with current year presentation comparative figures of accrued revenues in the Group and Company were netted against accrued liabilities. This resulted in a decrease of accrued revenues and accrued liabilities in the Group and the Company comparative figures of some LTL 29,000 thousand.

(All amounts are in LTL '000 unless otherwise stated)

13 Cash and cash equivalents

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Cash in hand and at bank	81,198	45,531	55,518	40,490
Restricted cash	2,561	2,371	2,561	2,371
	83,759	47,902	58,079	42,861

Restricted cash includes short-term deposits in AB Vilniaus Bankas and AB Hansa-LTB amounting to LTL 2,561 thousand (2001: LTL 2,371 thousand) relating to loans granted by the above-mentioned banks to the Group's employees to finance purchase or reconstruction of private apartments. The effective interest rate on these deposits is 0.1%.

14 Share capital and treasury shares

Authorised share capital comprises 814,912,759 ordinary shares and 1 special share of LTL 1 par value each. All shares are fully paid. There were no changes in share capital during 2001 and 2002.

Dividends per share paid in 2002 and relating to 2001 amounted to LTL 0.11. There were no dividends proposed or declared for 2002 as at the date of approval of these financial statements.

According to the agreement signed by the State Property Fund, the Company and Amber Teleholding A/S on 7 July 1998, the General Meeting of Shareholders assigned the status of a special share to one of the shares owned by the State Property Fund on 26 April 2000. The special rights attached to this share outlined in the Company's By-laws expired on 1 January 2003.

In September 2002 AB Lietuvos Telekomas acquired from its subsidiary UAB Lintel all the shares of UAB Lintkom. No gain or loss on sale of these share were recognised in the UAB Lintel financial statements. As a result of this transaction the Company owns 100% of shares of UAB Lintkom and UAB Lintkom owns 4.67% shares of the Company. As UAB Lintkom is a dormant subsidiary and the management of the Company is considering its liquidation, the shares of AB Lietuvos Telekomas owned by UAB Lintkom are considered to be treasury shares and directly deducted from the shareholders' equity at their purchase cost of LTL 120,000 thousand in the Company's balance sheet as at 31 December 2002.

15 Legal reserve

Legal reserve is a compulsory reserve under Lithuanian legislation. Annual transfers of 5% of distributable profits calculated in accordance with Lithuanian regulatory legislation on accounting are compulsory until the reserve reaches 10% of the share capital.

(All amounts are in LTL '000 unless otherwise stated)

16 Trade, other payables and accrued liabilities

	GROUP		COMPANY	
	2002	2001	2002	2001
Trade payables	28,711	59,782	42,792	93,265
Taxes, salaries and social security payable	62,107	16,279	49,495	14,180
Accrued liabilities and provisions	27,361	36,551	24,548	36,595
Derivative instruments (Note 19)	32,890	-	32,890	-
Other payables	2,701	4,618	2,141	4,531
	153,770	117,230	151,866	148,571

The comparative figure of accrued liabilities and provisions is LTL 29,000 less than previously reported due to the effect of netting against accrued revenue. For further details see Note 12.

In 2001 the Company approved and announced the plan for restructuring of Customer Service, Network, Services Implementation and Maintenance Departments. As at 31 December 2001 the Company formed an accrual relating to redundancy costs totalling LTL 10,300 thousand in respect of the above-mentioned restructuring. The provision was fully utilised during 2002.

17 Borrowings

	GROUP		COMPANY	
	2002	2001	2002	2001
Current				
Current portion of long-term bank borrowings	166,779	127,151	166,779	127,151
Loans from subsidiaries	-	-	43,500	6,000
Bonds	12,000	-	12,000	-
Finance lease liabilities	20	-	-	-
	178,799	127,151	222,279	133,151
Non-current				
Long-term bank borrowings	44,108	283,177	44,108	283,177
Bonds	150,000	162,000	150,000	162,000
Finance lease liabilities	122	-	-	-
	194,230	445,177	194,108	445,177
Total borrowings	373,029	572,328	416,387	578,328

The interest rate on the LTL 12,000 thousand bonds issued in local currency is 12%. The Company intends to exercise its option for early redemption on 29 August 2003. Long-term bonds of LTL 150,000 thousand are redeemable at par in March 2004. The Company pays a coupon of 10.15% on these bonds.

The bank borrowings of LTL 36,058 thousand (2001: LTL 54,004 thousand) are received with the Lithuanian Government's guarantee.

(All amounts are in LTL '000 unless otherwise stated)

17 Borrowings (continued)

The exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

	6 months or less	6-12 months	1-5 years	Total
At 31 December 2002				
Total borrowings	207,252	13,323	152,454	373,029
Effect of interest rate swaps	(22,536)	13,981	8,555	-
	184,716	27,304	161,009	373,029
At 31 December 2001				
Total borrowings	400,884	3,712	167,732	572,328

After taking account of interest rate swaps, the interest rate exposure of the Group at the balance sheet date was as follows:

	GROUP		COMPANY	
	2002	2001	2002	2001
Total borrowings:				
– at fixed rates	204,274	173,733	247,631	179,733
– at floating rates	168,755	398,595	168,756	398,595
	373,029	572,328	416,387	578,328

After taking account of interest rate swaps, the effective interest rates relating to the Group's borrowings at the balance sheet date were as follows

	2002	2001
Bank borrowings	5.14 %	4.14 %
Bonds	10.29 %	10.29 %

Maturities of non-current borrowings (excluding finance lease liabilities) are disclosed below:

	GROUP		COMPANY	
	2002	2001	2002	2001
Between 1 and 2 years	176,570	230,330	176,570	230,330
Between 2 and 5 years	17,538	202,847	17,538	202,847
Over 5 years	-	12,000	-	12,000
	194,108	445,177	194,108	445,177

As at 31 December 2002 the Group has undrawn committed borrowing facilities expiring within one year amounting to LTL 49,655 thousand. (2001: nil)

(All amounts are in LTL '000 unless otherwise stated)

18 Deferred income taxes

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
At beginning of year	136,191	179,443	114,916	145,722
Income statement charge (Note 5)	(22,347)	(43,252)	(21,305)	(30,806)
At end of year	113,844	136,191	93,611	114,916

The movement in deferred tax assets and liabilities of the Group (prior to offsetting of balances) during the period is as follows:

GROUP– deferred tax liabilities	**Investment relief**	**Other**	**Total**
At 1 January 2002	208,073	1,332	209,405
Charged/ (credited) to net profit	(30,862)	(2)	(30,864)
At 31 December 2002	177,211	1,330	178,541

GROUP – deferred tax assets	**Tax losses**	**Accelerated depreciation**	**Other**	**Total**
At 1 January 2002	(14,642)	(53,362)	(5,210)	(73,214)
Charged/ (credited) to net profit	14,282	(5,600)	(165)	8,517
At 31 December 2002	(360)	(58,962)	(5,375)	(64,697)

Deferred income tax assets are recognised for tax loss carry forwards to the extent that realisation of the related tax benefit through future taxable profits is probable. The Group's tax losses carried forward expire as follows: LTL 1,645 thousand, LTL 48 thousand and LTL 705 thousand in 2003, 2006 and 2007 respectively.

The movement in deferred tax assets and liabilities of the Company (prior to offsetting of balances) during the period is as follows:

COMPANY – deferred tax liabilities	**Investment relief**	**Other**	**Total**
At 1 January 2002	185,153	1,330	186,483
Charged/ (credited) to net profit	(28,878)	-	(28,878)
At 31 December 2002	156,275	1,330	157,605

18 Deferred income taxes (continued)

COMPANY – deferred tax assets	Tax losses	Accelerated depreciation	Other	Total
At 1 January 2002	(13,098)	(53,362)	(5,107)	(71,567)
Credited to net profit	13,098	(5,600)	75	7,573
At 31 December 2002	-	(58,962)	(5,032)	(63,994)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	GROUP		COMPANY	
	2002	2001	2002	2001
Deferred tax assets	(64,697)	(73,214)	(63,994)	(71,567)
Deferred tax liabilities	178,541	209,405	157,605	186,483
	113,844	136,191	93,611	114,916

19 Financial instruments

As at 31 December 2002 the Company's and the Group's borrowings denominated in US dollars comprised USD 46,951 thousand or LTL 155,473 thousand. As at 1 February 2002 the Company entered into several swap contracts. According to these contracts denomination of the Company's borrowings in US dollars was swapped to Euro. For details, relating to the swap contracts see the table below:

Swap contract counterparty	Notional principal amount at 31 December 2002 in thousand USD	Exchange rate of the contract (USD/EUR)
JP Morgan	25,923	0.8632
Dresdner Bank AG	10,000	0.86295
Dresdner Bank AG	11,028	0.86295
	46,951	-

At the balance sheet date the fair value of above-mentioned derivative financial instruments was negative and amounted to LTL 32,890 thousand. This amount is disclosed under trade, other payable and accrued liabilities (see Note 16). The Company does not apply hedge accounting with respect to swap contracts.

(All amounts are in LTL '000 unless otherwise stated)

20 Contingent liabilities

In 2002 the State Tax Inspectorate (the Inspectorate) performed a tax examination of AB Lietuvos Telekomas tax position. As a result of this examination the Inspectorate issued a report dated 17 October 2002. The main issue indicated in the report is that the Inspectorate questions the ownership of certain non-registered assets included in the balance sheet of AB Lietuvos Telekomas and concludes that the Company did not have the right to charge depreciation of LTL 178 million relating to these assets for tax purposes. The Company did not establish any provisions as at 31 December 2002 with respect to the above-mentioned contingent liability.

The management of AB Lietuvos Telekomas disagreed with this interpretation of the State Tax Inspectorate and presented arguments to the Inspectorate. The Inspectorate is reviewing its report and the outcome of this dispute is uncertain as at the date of the approval of this financial statements.

21 Minority interest

	GROUP	
	2002	2001
At the beginning of year	-	-
Acquisition of subsidiaries (Note 22)	1,187	4
Partial disposal of subsidiaries	400	-
Minority share of net profit of subsidiaries	767	(4)
At end of year	2,354	-

22 Acquisitions

In May 2002 the Group through UAB Comliet acquired 75% of the share capital of Datu Tikli SIA (Latvia). The acquired business contributed revenues of LTL 1,196 thousand and a net loss of LTL 260 thousand to the Group for 1 May 2002 to 31 December 2002, and its assets and liabilities at 31 December 2002 were LTL 1,079 thousand and LTL 1,013 thousand respectively.

In July 2002 UAB Comliet and Merko Ehitus Ltd. acquired a 100% stake in the Estonian company Telegrupp AS. The Group controls 55% of Telegrupp AS shares. The acquired business contributed revenues of LTL 6,420 thousand and a net profit of LTL 271 thousand to the Group for the period from 4 July 2002 to 31 December 2002, and its assets and liabilities at 31 December 2002 were LTL 5,108 thousand and LTL 2,206 thousand respectively.

	Acquisition of		
	Datu Tikli SIA	Telegrupp AS	Total
Purchase consideration in cash	2,289	2,469	4,758
Other acquisition related expenses	25	21	46
Total cash consideration	2,314	2,490	4,804
Fair value of net assets acquired	(325)	(1,326)	(1,651)
Goodwill (Note 8)	1,989	1,164	3,153

(All amounts are in LTL '000 unless otherwise stated)

22 Acquisitions (continued)

The fair value of the net assets approximated to the book value of the net assets acquired. The assets and liabilities arising from the acquisition are as follows:

	Datu Tikli SIA	Telegrupp AS	Total
Cash and cash equivalents	147	180	327
Property, plant and equipment and intangibles (Note 7)	109	317	426
Intangible assets (Note 8)	1	10	11
Non-current receivables	-	20	20
Inventories	54	861	915
Trading investments	-	1,441	1,441
Receivables	144	385	529
Borrowings	-	(62)	(62)
Payables	(27)	(742)	(769)
Minority interest (Note 21)	(103)	(1,084)	(1,187)
Fair value of net assets acquired	325	1,326	1,651
Goodwill (Note 8)	1,989	1,164	3,153
Total purchase consideration	2,314	2,490	4,804
Less:			
Cash and cash equivalents in subsidiaries acquired	(147)	(180)	(327)
Payables of the Group as at 31 December 2002	-	(741)	(741)
Cash outflow on acquisition	2,167	1,569	3,736

There were no acquisitions in the year ended 31 December 2001.

23 Related party transactions

The most significant transactions during the year ended 31 December 2002 are as follows:

Subsidiaries of TeliaSonera AB, the ultimate parent of the Company, provided management, accounting, marketing and other services during the year ended 31 December 2002 for the total amount of LTL 11,761 thousand (2001: LTL 10,874 thousand). As at 31 December 2002 payables for above mentioned services amounted to LTL 998 thousand (2001: LTL 1,030 thousand).

International telecommunication revenue from Telia AB and Sonera Oy equalled to LTL 8,824 thousand and LTL 4,108 thousand respectively for the year 2002 (2001: LTL 7,736 thousand and LTL 2,218 thousand). International telecommunication expenses incurred to Telia AB and Sonera Oy during the year of 2002 amounted to LTL 5,024 thousand and LTL 668 thousand respectively (2001: LTL 4,793 thousand and LTL 624 thousand).

As at 31 December 2002 trade receivables for telecommunication services from Telia AB amounted to LTL 984 thousand (2001: nil) and accrued interconnection revenues amounted to LTL 3,047 thousand (2001: LTL 4,047 thousand). As at 31 December 2002 accrued interconnection revenues from Sonera Oy amounted to LTL 462 thousand (2001 - accrued expenses LTL 95 thousand). In December 2002 Telia AB and Sonera Oy merged into new entity named TeliaSonera AB.

(All amounts are in LTL '000 unless otherwise stated)

23 Related party transactions (continued)

Telecommunication services revenue from UAB Omnitel, a subsidiary of TeliaSonera AB, equalled to LTL 49,802 thousand (2001: LTL 40,556 thousand). Telecommunication expenses incurred to UAB Omnitel during the year of 2002 amounted to LTL 50,750 thousand (2001: LTL 52,011 thousand).

As at 31 December 2002 trade receivables from UAB Omnitel amounted to LTL 584 thousand (2001: LTL 606 thousand), trade payables amounted to LTL 8 thousand (2001: LTL 1,962 thousand) and accrued interconnection expenses amounted to LTL 656 (2001: LTL 2,102 thousand).

24 Subsequent events

On 5 July 2002, a new Law on Telecommunication was enacted and from 1 January 2003 it came into force. According to the old Law on Telecommunication and the Company's licence, AB Lietuvos Telekomas had an exclusive right to install and provide fixed line telephony services in Lithuania until 31 December 2002.

According to the new Law on Telecommunication, since 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is declared as an operator with significant market power (SMP) in the public fixed telephony service market, leased line market and interconnection service market.

On 13 January 2003 UAB Comliet and Sonex Group signed a Memorandum of Understanding. According to the Memorandum, UAB Comliet intends to acquire a 100 percent stake in UAB Sonex Komunikacijos, a company owned by Sonex Group.

annual report 2002

LIETUVOS TELEKOMAS



File No. 82-5086

Contents

Key Figures of Lietuvos Telekomas' Group	2
Important Events	3
General Manager's Report	4
Structure of Lietuvos Telekomas' Group	6
Fixed-line Telephony Services	9
Internet-related Services	14
Data Communication Services	16
Wholesale Services	17
Customer Care	19
Network Infrastructure	20
Human Resources	22
Recent Events	25
Financial Review	26
Auditor's Report and Financial Statements	33
Management	59
Contact Information	61
Information to Investors	62

Key Figures of Lietuvos Telekomas' Group

		2002	2001	2000
Revenue	LTL million	968	1,058	1,039
EBITDA	LTL million	504	564	524
EBITDA margin	%	52.0	53.3	50.4
Profit before profit tax	LTL million	89	139	333 (a)
Net profit	LTL million	67	182 (c)	240 (b)
Total assets	LTL million	1,876	2,080	2,107
Shareholders' equity	LTL million	1,219	1,237	1,173
Return on capital employed	%	10.9	11.3	23.9
Return on shareholders' equity	%	5.5	15.1	21.6
Equity to assets ratio	%	65.0	59.5	55.7
Capital expenditure	LTL million	207	368	517
Weighted average number of shares (d)	1,000 shares	776,818	776,818	793,830
Earnings per share	LTL	0.09	0.23	0.30
Personnel at the end of the year		4,531	5,749	6,357
Number of fixed lines in service		935,899	1,115,673	1,187,657
Penetration of lines per 100 residents (e)	%	27.0	33.1	34.0
Digitalisation rate	%	87.6	65.0	46.5
Number of lines per full-time employee employed in the core business		253	217	197

On 31 December 2002, the official exchange rates were as follows: US$1 = LTL 3.3114, €1 = LTL 3.4528.

NOTES:

(a) Profit before profit tax, excluding the gain on sales of Bitė GSM shares, was LTL 174 million.
(b) Net profit, excluding the gain on sales of Bitė GSM shares, was LTL 115 million.
(c) Net profit, excluding the effect of changes in deferred profit tax liabilities and impairment charge, was LTL 120 million.
(d) Treasury stocks held by UAB Lintkom are excluded.
(e) Calculated on the basis of the following population figures: in 2000 - 3,493 thousand, in 2001 - 3,482 thousand, in 2002 - 3,463 thousand.

Structure of AB Lietuvos Telekomas' shareholders as of 31 December 2002


60%
25.30%
4.67%
10.03%

Amber Teleholding A/S
Treasury stocks
State of Lithuania
Other shareholders

Revenue breakdown in 2002


4.6%
1.7%
10.7%
15%
68%

Fixed-line telephony
Interconnection
Leased lines
Internet and data communication
Equipment sales and other

Important Events

January Lietuvos Telekomas and TietoEnator signed a Memorandum of Understanding regarding partnership for provision of IT services in Lithuania and within the Baltic region.

February Lietuvos Telekomas concluded a transaction of cross currency swap (from US dollars to euros) of the Company's loans denominated in US dollars.

The Company launched a Calling Line Identification Presentation (CLIP) service.

March Lietuvos Telekomas signed a Licence Operator Agreement with TradeDoubler for launching online performance-based marketing and sales solutions.

Lietuvos Telekomas established a 100 percent-owned subsidiary – UAB Baltijos Telekomunikacijų Konsultacinis Centras – for provision of professional IT consultancy services.

April The Company started provision of a Universal Access Number service for business customers known as service 700.

Lietuvos Telekomas and Bitė GSM started collaboration aiming at ensuring the high quality telephonisation of rural and remote areas in Lithuania.

Lietuvos Telekomas' Internet portal *Takas* launched an English version – *Takas English*.

The annual General Meeting of Shareholders held on 26 April 2002 decided to pay a dividend of 0.11 litas per share for the year 2001 and elected the new Board of Directors.

May Comliet, a subsidiary of Lietuvos Telekomas, acquired a 75 percent stake in the Latvian company, Datu Tikli SIA.

Lietuvos Telekomas offered to residential customers the following new payment plans: *Vietinis (Local)*, *Šalies (Country)* and *Interneto (Internet)*.

Lietuvos Telekomas sold a 74 percent stake in UAB Baltijos Telekomunikacijų Konsultacinis Centras and a 40 percent stake in UAB Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator.

June The new payment plan under the brand name *Verslo Miestai (Business Cities)* was offered to business customers.

Lietuvos Telekomas completed digitalisation of its network in five largest cities of Lithuania.

July The Company completed rebalancing of its tariffs.

Lietuvos Telekomas' Internet portal *Takas* updated its design and structure.

Comliet, a subsidiary of Lietuvos Telekomas, acquired a 55 percent stake in the Estonian company, Telegrupp AS.

August The first shop of the information technology sales network, *Com+*, selling services and equipment was opened in Klaipėda.

The Internet portal *Takas* was flooded with visitors to watch the video streaming of the first Lithuanian reality show.

September The Company launched a new service *Takas iD* based on the ADSL technology.

Lietuvos Telekomas took over control of UAB Lintkom from its subsidiary UAB Lintel.

October A new *Vakaro (Evening)* payment plan was offered to residential customers.

Lietuvos Telekomas signed several agreements on provision of wholesale DSL services with other Internet service providers.

The Company completed implementation of the National Numbering Plan.

The Company offered the discounted *Vietinis (Local)* payment plan to its socially disadvantaged and retired customers.

November Lietuvos Telekomas and Ukrtelecom, an Ukrainian telecommunications company, signed a Memorandum of Understanding on cooperation in the telecommunications area.

Lietuvos Telekomas launched a virtual customer care centre for online management of telecommunications services.

December Lietuvos Telekomas and Omnitel signed a new network interconnection agreement.

UAB Comliet, a subsidiary of Lietuvos Telekomas, established a 95 percent-owned subsidiary in Kaliningrad region, Russian Federation.

General Manager's Report



Four and a half years have passed since July 1998 – the launch of a new model of Company's performance. During this comparatively short period Lietuvos Telekomas has become an advanced telecommunications company meeting all modern standards and capable to compete on the international level.

Last year was one of the most significant years both for our activities and for the country's telecommunications market. The year 2002 was the last year of preparation for liberalisation of the market. The telecommunications market was officially opened for competition on 1 January 2003 when the new Law on Telecommunications came into force. Pursuant to this Law, the period of the Company's exclusive right to provide fixed-line telephony services has expired. However, Lietuvos Telekomas actually faced partial competition on the telecommunications market already during this period.

The new Law set a legal framework for full competition in the Lithuanian telecommunications market. According to the new Law, the Communications Regulatory Authority designated AB Lietuvos Telekomas together with its subsidiaries as an operator with significant market power (SMP) on the public fixed-line telephony network and services, leased line services and interconnection services markets.

With successful modernisation of its network and good investment results, optimisation of its human resources and implementation of its tariff rebalancing policy, the Company is fully ready to welcome new players on the fixed-line market.

In 2002, the firm investment discipline allowed Lietuvos Telekomas to modernise its network at lower costs than it was planned. We completed digitalisation of our network in five biggest cities of Lithuania. At the end of the year the digitalisation rate of the Company's network exceeded the network digitalisation level of our neighbouring countries and reached nearly 88 per cent.

In October 2002, Lietuvos Telekomas completed implementation of the National Numbering Plan which was approved by the Government of the Republic of Lithuania in 2001. We introduced a new international prefix and expanded the numbering space.

In order to be successful in development of the fixed-line telephony services in the future, last year we completed implementation of the tariff rebalancing policy started in 1998. At the beginning of the year the Company offered its socially disadvantaged and retired customers cheaper services. We also introduced on the market first payment plans for residents – *Vietinis*

(*Local*), *Šalies* (*Country*), *Interneto* (*Internet*) and *Vakaro* (*Evening*) and a payment plan for business customers – *Verslo Miestai* (*Business Cities*).

Successful development of the state-of-the-art ADSL access network allowed the Company to make ADSL services available to 85 per cent of Lietuvos Telekomas' customers. During last year the number of ADSL users grew by five times – up to 10.5 thousand.

Last year the revenue from Internet and data communication services grew as much as by 52.8 per cent, interconnection revenue increased by 5.2 per cent and revenue from other activities – as much as by 94.2 per cent. Although the revenue from this area did not offset the decline in the revenue from the Company's core business – fixed-line telephony, year-on-year, the revenue of Lietuvos Telekomas' Group showed a decrease by 8.5 per cent and amounted to 968.2 million litas.

We are also glad that the heavy cost control enabled us to keep profitability on a high level – EBITDA margin stood at 52 per cent.

By making efficient plans of our Company's activities, last year we continued to implement a number of educational, cultural, sports and social support projects.

We also contributed to the development of information society in the country by expanding the education support programme *Kompasas* and actively participating in the activities of the alliance *Langas į Ateitį* (*Window to the Future*). In order to increase computer literacy in Lithuania and enhance information usage, in cooperation with other Lithuanian business companies we created possibilities to the residents to have better access to the Internet.

We look ahead to the new year of performance with clear-cut aims, i.e. to promote transparency in the market and provide high quality services on that market. We will continue keeping to the principles of business ethics and will adhere to the following obligations set by the laws: to implement transparent and non-discriminatory policy, to separate our accounts, to provide access and a possibility to customers to select any provider of telecommunications services, to base our prices on the costs.

We will be aiming at better results by developing Internet and data communication services. We consider these areas to be among our priorities. The Company will improve existing Internet services, focus on development and introduction of new Internet services and integration of state-of-the-art Internet access technologies. Furthermore, we will seek to be successful in offering competitive high quality fixed-line telephony services.

With the reliable technical basement enabling us to develop high quality services and effective organisation setup, the Company is confidently entering the competitive market. This gives me full confidence concerning the future success of the Company and its employees.

Tapio Paarma
President and General Manager

Structure of Lietuvos Telekomas' Group

- AB Lietuvos Telekomas
  - 100% UAB Comliet
    - 95% OOO Comliet-Kaliningrad
    - 75% Datu Tikli SIA
    - 55% Telegrupp AS
  - 100% UAB Lietuvos Telekomo Verslo Sprendimai
  - 100% UAB Lintel
  - 100% UAB Lintkom
  - 100% VšĮ Lietuvos Telekomo Sporto Klubas
  - 60% UAB Baltijos Informacinių Duomenų Valdymo Centras
  - 60% UAB Voicecom
  - 30% UAB Verslo Portalas
  - 26% UAB Baltijos Telekomunikacijų Konsultacinis Centras (a)

Note: (a) on 30 January 2003, the company was renamed UAB TietoEnator Consulting.

Lietuvos Telekomas' Group is the largest telecommunications service provider in Lithuania. It had an exclusive right to provide fixed-line telephony and fixed-line network services until the end of 2002. Alongside fixed-line telephony services, AB Lietuvos Telekomas and its subsidiaries also provide Internet-related and data communication services, wholesale services for other local and international telecommunications operators and a wide range of other telecom-related services.

The core business of the parent company, AB Lietuvos Telekomas, includes fixed-line telephony, data communication, fixed-line network, wholesale and Internet-related services. It also operates an Internet portal, *Takas.*

In 2002, UAB Comliet took over telecommunications network maintenance, service installation and fault elimination activities from Lietuvos Telekomas and became the largest subsidiary within the Group. In addition, Comliet provides such services as designing and construction of fixed-line and wireless telecommunications networks as well as installation and maintenance of low voltage networks.

During the year Comliet was also expanding its international activities. In May, Comliet acquired a 75 percent stake in the Latvian company, Datu Tikli SIA (25 per cent is owned by RBS Skals AS). In July, together with Merko Ehitus Ltd., Comliet acquired the Estonian company, Telegrupp AS. Comliet owns 55 per cent and Merko Ehitus - 45 per cent of Telegrupp's shares. Both subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks. At the end of the year, Comliet established a company in Kaliningrad region of the Russian Federation - Comliet-Kaliningrad. UAB Comliet holds 95 per cent of its shares.

In 2002, UAB Lietuvos Telekomo Verslo Sprendimai continued providing services and complex telecommunications solutions and began offering technical consultancy services on telecommunications issues to around 600 major business customers of Lietuvos Telekomas.

UAB Lintel retained the leading position on the directory inquiry service market with its Directory Inquiry Service 118 and became the main provider of Contact Centre and telemarketing services in Lithuania. Lintel also manages the property of Lietuvos Telekomas' Group. In 2002, UAB Lintel sold all shares of UAB Lintkom to AB Lietuvos Telekomas.

UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks). Shares were acquired during the Initial Public Offering (IPO) held in 2000.

In 2002, UAB Voicecom offered new Voice over IP (Internet Protocol) services, including a web-to-phone solution. AB Lietuvos Telekomas owns 60 per cent of Voicecom shares and Nexcom Telecommunication LLC (USA) holds 40 per cent of its shares.

Lietuvos Telekomas holds a 30 percent stake in UAB Verslo Portalas and UAB Verslo Žinios owns the rest of shares. In 2002, Verslo Portalas was engaged in developing the business-to-business portal *verslas.com*.

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Company's Information Systems Department. At the end of 2001, Lietuvos Telekomas established a subsidiary, UAB Baltijos Informacinių Duomenų Valdymo Centras. Another subsidiary - UAB Baltijos Telekomunikacijų Konsultacinis Centras - was set up in March 2002. In May, Lietuvos Telekomas sold a 74 percent stake in Baltijos Telekomunikacijų Konsultacinis Centras and a 40 percent stake in Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator Oyj.

Baltijos Telekomunikacijų Konsultacinis Centras (in January 2003 renamed TietoEnator Consulting) provides companies in the Baltic region with high-value-added IT-related consultancy services. Baltijos Informacinių Duomenų Valdymo Centras (the name is subject to change in the future) provides IT infrastructure management services to Lietuvos Telekomas and other major companies in Lithuania and the Baltic region. Both the companies started their activities on 1 June 2002.

Lietuvos Telekomas is a sole founder of the non-profit organisation VšĮ Lietuvos Telekomo Sporto Klubas.



Fixed-line Telephony Services

Voice Telephony Services

Voice telephony services include local, long-distance, fixed-to-mobile and international call services provided for business and residential customers all over the country. At the end of 2002, Lietuvos Telekomas had around 936 thousand main lines in service, a decrease by 216 thousand lines on the year-on-year basis (85 thousand lines were disconnected due to the customers' debts). The decrease was mainly recorded in the residential customer segment, while the number of main lines used by business customers remained almost the same.

On 31 December 2002, the fixed-line penetration rate in Lithuania was 27.0 per cent (on 31 December 2001 it stood at 33.1 per cent).

In order to serve customers in rural and remote areas, Lietuvos Telekomas was employing GSM and NMT-450 standard networks. At the end of 2002, by using these technologies the Company connected to its network almost 39 thousand lines.

The waiting list eased by 57.1 per cent from 9.1 thousand at the beginning of 2002 to 3.9 thousand at the end of the year.

Around 87.6 per cent of all Lietuvos Telekomas' subscriber lines in Lithuania are connected to digital exchanges. Nearly 92 per cent of business customers have lines connected to digital exchanges. In 2002, the Company completed digitalisation of its network in five biggest cities of Lithuania.

In 2002, the Company finalised rebalancing of its tariffs started after its privatisation in 1998. The last tariff rebalancing was done on 1 July 2002, including increasing of the subscription fee for residential customers, call set-up fee and peak-time tariff for a local call minute. International call tariffs were continuously decreased several times during the year, first of all, tariffs for calls to the European Union countries. The Company introduced different tariffs for calls to the mobile and fixed-line networks of EU Member States. Furthermore,


Penetration (%)
31.4
32.8
34.0
33.1
27
1998
1999
2000
2001
2002

Lietuvos Telekomas cut down its tariffs for calls to neighbouring countries Latvia and Poland. Special prices were introduced for calls to the capitals of these countries – Riga and Warsaw. In addition, the Company reduced its tariffs for calls to Moscow, Minsk, Helsinki, Stockholm and Tallinn and extended the off-peak time.

On average, tariffs for international calls in 2002 were reduced by 11 per cent. As a result, in spite of a fierce competition from the side of mobile operators and Voice over IP providers, Lietuvos Telekomas succeeded to keep the international call traffic at the same level as in 2001.

Voice Telephony Services for Residential Customers

In May, Lietuvos Telekomas launched three payment plans for residential customers - *Vietinis (Local)*, *Šalies (Country)* and *Interneto (Internet)*. All the plans are based on a fixed monthly fee for a certain amount of free-of-charge call minutes. In October, a new payment plan, *Vakaro (Evening)*, was introduced for those who like to have telephone conversations in the evening.

Until the end of the year 2002, on its own initiative Lietuvos Telekomas was applying a lower subscription fee to socially disadvantaged and retired residents of Lithuania. From January 2003 Lietuvos Telekomas has been offering this group of population the *Local* payment plan at a LTL 5 discount. By the end of 2002, more than 200 thousand customers were using one of the payment plans.

Main lines (thou.)


1,112.9
1,152.6
1,187.7
1,151.7
935.9
1998
1999
2000
2001
2002

Voice Telephony Services for Business Customers

In 2002, the Company launched several new payment plans for small and medium-sized business customers. The new payment plan, *Verslo Miestai (Business Cities)*, allows customers to make calls to 3 selected towns of Lithuania at a 30 percent discount. *Šalies Mokėjimo Planas Verslui* (*Country Payment Plan for Business*) offers 4 hours of free local and long-distance calls for a fixed monthly fee. Small business customers have an opportunity to participate in a discount programme, *Mini Elitas,* which provides discounts on telecommunications services based on the volume of long distance and international traffic.

IP Telephony Services

Since 2001 UAB Voicecom has been providing an international call service over IP under the brand name *Erdvė (Space)*. In 2002, Voicecom launched a new service, *Šeimos Erdvė (Family Space),* enabling a frequent caller to talk to two partners in any of 13 European countries, USA or Canada for a special price and just dialling 4 digits.

The new service *Skambiuteris* (www.skambiuteris.lt) is a web-to-phone solution making it possible to call abroad to 25 selected countries using a PC instead of a standard telephone set. This service is one of the first online payment arrangements that allow customers to prepay for their calls via Internet and make PC-to-Phone calls by IP telephony.

Voice Telephony Value-added Services

In 2002, the Company provided a wide range of voice telephony value-added services. The most popular services with Lietuvos Telekomas' customers were as follows: call forwarding, voice mail and Calling Line Identification Presentation (CLIP). The Calling Line Identification Presentation (CLIP) and Calling Line Identification Restriction (CLIR) services were launched in February 2002. In late 2002, the Company had around 24 thousand users of the CLIP service. During the year the number of voice mail users increased by 55 per cent.

Service 800

Lietuvos Telekomas provides the national and international service 800. Charges for the calls to 800 numbers are covered by the subscriber of the service, i.e. a company or a private person having ordered the service 800, thus enabling clients to call this number free of charge. In 2002, the number of 800 line subscribers and users continued to grow. The number of subscribers of the service increased by 48 per cent, while the number of calls to 800 numbers grew by around 21 percent.

Subscribers of the service usually use 800 numbers as customer care lines. 800 numbers are also frequently used as psychological assistance lines and quality and complaint lines by manufacturers and traders.

In 2002, the Company made national 800 numbers accessible from the Omnitel mobile network. In the year 2003, there are plans to take steps towards further development of accessibility of the national service 800 from other mobile operators' networks.

Service 700 (Universal Access Number)

The Universal Access Number (UAN) service was launched in April 2002. The service makes it possible to access all branches and offices of the company by a universal telephone number rather than by dialling different numbers. In addition, the 700 number remains unchanged even if the company moves to other premises or changes its office telephone numbers. Calls to UAN numbers are paid by the calling party. At the end of 2002, the UAN service had 85 subscribers.

Short Numbering Service

The short numbering service enables the subscriber to have a four digit easy-to-remember telephone number. The service makes available both premium and common rate numbers. Short numbers provided by Lietuvos Telekomas might be countrywide or dialled from a specific predefined geographical area only. In April 2002, three new payment plans were offered for common rate short numbers. This made the service more flexible and attractive for large business customers. At the end of 2002, the Company provided 75 common rate local short numbers, whereas the number of common and premium rate national short numbers reached 21. Although mostly preferred by the specialised info service providers, in the course of the year premium rate short numbers were also used for voting and entertainment purposes.

Service 900

In 2002, Lietuvos Telekomas offered its service 900 (also known as a premium rate service) to a greater number of service providers. Both specialized and small service providers were attracted thus increasing the number of services available via premium rate phone numbers. The first successful attempt to charge Internet content by using 900 numbers was made in the "Payments for i-Services System" project implemented in cooperation with the leading business newspaper in Lithuania, *Verslo Žinios,* on its web site. Customers were offered a possibility to pay for a virtual newspaper by dialling 900 numbers. In May 2002, Lietuvos Telekomas introduced a new service access code - 8909. The access code is used for entertainment premium rate services and allows users to easily identify the type of the content before dialling a number.

Centrex Service (*Grupė*)

Due to the increased availability of Centrex services during 2002, today Lietuvos Telekomas offers Centrex services to all its customers whose telephone lines are connected to digital exchanges. During the year the number of customers using *Grupė* service increased to 760, whereas the number of Centrex lines more than doubled.

Centrex lines

1999	2000	2001	2002
15	1,743	5,336	11,291

Payphones

At the end of 2002, the Company had 6,289 chip card payphones in operation. Due to the growing penetration of mobile phones in Lithuania, the significance of payphones is declining. The Company removed about 900 unprofitable payphones. The process of payphone optimisation will be further continued during 2003.

Directory Inquiry Service 118

Despite the tough competition faced by UAB Lintel in the year 2002, the company remained the local market leader with its Directory Inquiry Service 118. In total, during the year UAB Lintel serviced 9.2 million calls, an increase by 592 thousand calls as compared with the year 2001. At the end of December 2002, Lintel received the 25 millionth call since the launch of the service in May 2000. In the year 2002, UAB Lintel continued to provide its Directory Inquiry Service 118 for the customers of fixed-line and mobile operators in Lithuania. In 2002, the company also started offering information on phone numbers of private subscribers of UAB Bitė GSM and UAB Omnitel.

Telemarketing Services

UAB Lintel launched telemarketing services such as customer line, help desk, order line and telequestioning in 2001. During 2002 the number of long-term customer care projects showed a growth of 50 per cent. The volume of sales for the biggest mobile operators was on the significant increase. In addition, Lintel expanded sales and updating of its databases. In the course of the year the company also implemented large-scale national projects focused at providing information services to the residents, including the national examination line, Europe Union info line, info line for the President and municipal elections.

In order to develop contacts with foreign partners, in July 2002 UAB Lintel joined the International Association of Call Centres.

The Contact Centre project was implemented in January 2003. The Centre enables providing services for customers by multiple channels of communication such as phone, fax, e-mail, SMS, Internet and Interactive Voice Response. During the first quarter of 2003 Lintel will start introduction of the services provided by the Contact Centre to the market and offer them to their customers.

Operator-assisted Services

UAB Lintel has been continuing to provide operator-assisted services on behalf of Lietuvos Telekomas. The number of serviced calls by operators in 2002 decreased by 20 per cent, from 1.25 million connections in 2001 down to 1 million connections in 2002.

Televoting Service

The televoting service offers a possibility to conduct prompt and effective nationwide public opinion polls by means of telecommunications. The service is supported by modern telecommunications technologies and is fully automated. During 2002 the biggest projects in this field included provision of televoting services during the Eurovision Song Contest and reality show Akvariumas.

Internet-related Services

Lietuvos Telekomas pays special attention to improving the quality of present Internet services, development and introduction of new Internet services and integration of state-of-the-art Internet access technologies. The Company provides a wide range of Internet access services varying from the dial-up Internet access service *Atviras Takas*, ADSL access service *DSL Takas*, flat rate service *Tako Zona* to Internet via leased lines, Internet via Frame Relay and Internet via broadband optical network services.

Atviras Takas and *Tako Zona*

In 2002, there was a tendency among customers to switch from the dial-up and flat rate services to DSL services. At the end of 2002, there were about 35 thousand dial-up service users. The number of flat rate access users dropped to 4.3 thousand customers at the end of the year.

ADSL subscribers



55
423
2,427
4,309
6,129
7,874
10,489
2001 2 Q
2001 3 Q
2001 4 Q
2002 1 Q
2002 2 Q
2002 3 Q
2002 4 Q

DSL Takas

Since May 2001 Lietuvos Telekomas has been offering a number of *DSL Takas* service plans with different Internet access speed (ranging from 64 Kbps to 2,048 Kbps) and different price schemes. During 2002 the number of *DSL Takas* customers increased to 10.5 thousand from 2.4 thousand at the end of 2001. The new *DSL Takas* plan A1 Plus was launched for business customers for connecting their Local Area Networks (LAN) containing a number of personal computers to the Internet. During the first quarter of 2002 the Company introduced a DSL VPN (Virtual Private Network) service enabling its business customers to connect their LANs in different places to a single virtual network and transmit data among their remote branches as well as connect the corporate network to the Internet. A new service, *Takas iD*, based on the DSL technology was introduced to the market in October 2002. For a fixed monthly fee, subscribers are offered a certain number of free Internet hours. The access service also provides subscribers with an opportunity to increase the Internet speed on their own. In late 2002, the number of *Takas iD* users reached 706.

Internet via Leased Lines and via Broadband Optical Network

Lietuvos Telekomas provides permanent Internet access to its business customers via leased lines and broadband optical network. Internet via leased lines is often used by business customers for connecting their corporate LAN to Internet at a speed of up to 4.5 Mbps. Internet via broadband optical network is mostly popular with Internet service providers and banks due to its high speed and quality of service which enables the customer to get access to the Internet at a speed of up to 100 Mbps.

Takas Portal

At the end of 2002, Lietuvos Telekomas' Internet portal *Takas* (www.takas.lt) had more than 189 thousand registered users of e-mail, web mail and other online services. *Takas* portal cooperates with more than 70 partners and content providers in different areas.

Lietuvos Telekomas develops and provides a wide range of value-added Internet services starting with content and communication services (Internet fax, broadband content, SMS, etc.) and ending with infrastructure services (content management system, video streaming service, web hosting and web development tools, "wallet" for online payments, e-marketing tools, site monitoring and online customer care). Since April 2002 *Takas* portal has been providing information on the Lithuanian political, business, social and cultural life in English (*Takas English*). The new website aims not only at providing foreigners with useful information (maps, links, and free directories) but also consolidates foreign community interested in Lithuania and assists foreigners in their mutual communication.

In May 2002, the Internet portal *Takas* launched one of the largest information websites in Lithuania known as *Tako Gidas* (*Takas Guide*). The website offers the same type of information as the Lintel's Directory Inquiry Service 118 for free.

The events targeting at the young population and hosted by the portal (live video streaming of the reality show Akvariumas; Miss Internet and Car of 2003 contests) contributed to the growth of portal visitors.

Web hosting enables the customer to design and host private or corporate web pages on the Internet. The number of web hosting users grew from 271 at the end of 2001 to 1,322 at the end of 2002.

Business-to-Business Portal

Special attention is focused on cooperation with UAB Verslo Portalas for developing of the business-to-business portal *verslas.com* for the sales of value-added Internet services and content to small and medium-sized enterprises.

Data Communication Services

Lietuvos Telekomas offers its customers various data communication services such as ISDN, permanent broadband connection, MPLS, Frame Relay, X.25, leased lines.

ISDN Services

At the end of 2002, Lietuvos Telekomas had 10.2 thousand *ISDN Duetas,* including *ISDN Duetas Plius* and *ISDN Biuras*, connections and 458 *ISDN Srautas* connections, whereas the total number of ISDN channels amounted to 34.3 thousand against 23 thousand channels at the end of 2001. During 2002 the number of new *ISDN Duetas/ISDN Duetas Plius* connections made up 6.5 thousand (in 2001 the number of this type of connections stood at 3.6 thousand).

Broadband

The broadband service is based on the Gigabit Ethernet technology and allows customers to connect their remote units into a single network using up to 1 Gbps data communication speed.


ISDN channels
5,004
14,906
23,026
34,314
1999
2000
2001
2002

MPLS

In 2002, Lietuvos Telekomas installed a modern network based on the IP and MPLS (Multiprotocol Label Switching) protocols. The MPLS network comprises four nodes located in 4 biggest cities of the country. The network enables Lietuvos Telekomas to provide the highest quality data communication services to business customers countrywide. The Company introduced the MPLS Virtual Private Network (VPN) to provide its business customers with a secure solution at a reasonable price for connecting their remote points to the single network and transmit data in real time via a wide range of access types. In 2002, Lietuvos Telekomas signed the first contracts for provision of MPLS VPN services.

Frame Relay

Lietuvos Telekomas has been continuing to offer Frame Relay as a proper technology to connect different units spread over the country to the corporate network. During 2002 the number of Frame Relay connections increased by 12.4 per cent.

X.25 Protocol

The data communication service based on the X.25 Protocol is widely used for authorisation of bank cards. Year on year, usage of the service remained almost the same.

Leased Lines

In 2002, Lietuvos Telekomas continued providing services of analogue and digital leased lines for business customers. The number of digital leased lines increased by 60 per cent.

Wholesale Services

One of the goals of Lietuvos Telekomas in the year 2002 was preparation for the open market environment, strengthening its position on the competitive market and becoming the most reliable provider of wholesale services.

In 2002, the Company had 79 domestic wholesale customers comprising mobile network operators, cable television, data communication and Internet service providers. Lietuvos Telekomas offered more than 20 wholesale voice and data communication services to its customers.

During the year the Company was engaged in developing wholesale voice telephony services. At the beginning of 2003 these services were presented to the telecommunications operators and fixed-line telephony service providers.

In 2002, Lietuvos Telekomas managed to maintain its market share on the transit and incoming international traffic markets. The incoming international and transit traffic increased by 18.6 per cent, the outgoing traffic, including transit, showed a growth of 27.7 per cent as against the figures of 2001.

In the year 2002, the Company opened a Point of Presence (POP) in London which makes it possible to interconnect Lietuvos Telekomas' networks with alternative international telephony and data communication operators as well as to resell capacity to other operators for interconnection purposes.

During the year the Company faced a big competition on the Internet and data communication markets in providing access to the international IP network. The Company expanded its Internet access bandwidth for local Internet service providers from 42 Mbps up to 90 Mbps. By the end of the year the wholesale DSL service was offered to other Internet service providers for reselling on the local telecommunications market.

The growing competition with both domestic and foreign operators forced Lietuvos Telekomas to expand its activities in selling telecommunications services on international markets. For this purpose, the Company investigated neighbouring markets and made the first steps in selling its services on the foreign markets.



Customer Care

During 2002 Lietuvos Telekomas continued improving its customer care. The Company focused on optimisation of the use of its Customer Care and Billing System (CABS) and started employing its Network Information System that makes customer care more efficient. In order to make the payment system more user-friendly, the Company offered private customers a possibility to receive bills for telecommunications services on a monthly basis.

Distance Customer Care

During 2002 the Company kept developing distance customer care. Instead of face-to-face customer care, now Lietuvos Telekomas serves its customers by toll-free numbers and via the new virtual customer care centre located at the website: http://abonentams.takas.lt/ . Visitors of the website have an opportunity to select the mode of receiving standard and itemised bills for telecommunications services either by post or online as well as to manage value-added services such as voice mail and digital exchange-based services, etc. online. Customers are also offered a possibility of subscribing to Lietuvos Telekomas' services by visiting the website.

Call Centres

Improvement of activities performed by Call Centres is another way of developing distance customer care. During the year 2002 Call Centres received approximately 5 million calls. Toll-free numbers 117, 119 and 1515 provide information about Lietuvos Telekomas' services, tariffs and discount programs as well as billing information. These numbers are also used for receiving applications for installation of services, registration of customers' complaints and telephone line fault reports. During 2002 there were changes in the nature of calls as compared with the year 2001. Customers have fewer problems with billing and there are less fault reports. The number of calls for inquiry of the information and subscription to the services is also growing.

Sales through the Sales Agents

During the year 2002 the network of sales agents was rapidly growing. The Company has concluded 74 agreements with sales agents. The list of services sold by the sales agents was also expanded. Retail outlets for sales of telecommunications equipment were replaced by the information technology and telecommunications sales network, *COM+,* established in cooperation with UAB Sonex Kompiuteriai. The main purpose of this cooperation is to provide customers with an opportunity to receive recent information on telecommunications technologies and acquire services and products of both the companies.

Network Infrastructure

Access Network

The access network of Lietuvos Telekomas consists of copper, wireless and city optical networks. The Company expands its access network according to the market demands. During the year 2002 Lietuvos Telekomas continued implementation of the DSL access technology. At the moment the Company provides different ADSL services with the data downstream speed ranging from 128 to 2,048 Kbps and upstream speed varying from 64 to 640 Kbps.

Today the Company's ADSL network covers 5 biggest Lithuanian cities, all district centres and even some rural areas. Currently, Lietuvos Telekomas offers ADSL services to 85 per cent of its customers. The Company has already installed 20,000 ADSL ports. During the year 2003 there are plans to increase the coverage and capacity of the ADSL network depending on the market needs.

During 2002 Lietuvos Telekomas implemented the GSM technology-based technical solution when the Company's access network was employed for installing fixed-mobile connections in order to connect remote and rural customers.

At the end of 2002, the Company obtained licenses for provision of broadband wireless services in 10.5 GHz and 26 GHz frequency bands. Broadband wireless services provided by Lietuvos Telekomas will be targeted at business customers where the fixed-line technology is not technically applicable.

Switching Network

In 2002, the Company installed the last digital high capacity switch and rearranged its switching network according to the areas of location of high capacity digital switches.

During the year 2002 the Company fully digitalised its network in Šiauliai, Kaunas, Panevėžys and in nearly all Lithuanian district centres. At the end of the year, the network digitalisation in the whole country stood at 87.6 per cent as compared to 65 per cent at the beginning of 2002. Nearly 92 per cent of business customers use lines connected to digital exchanges. During 2003 there are plans to continue digitalisation of the rest of the Lithuanian territory.

In October 2002, Lietuvos Telekomas completed implementation of the new National Numbering Plan approved by the Government of the Republic of Lithuania in June 2001. The new Numbering Plan allowed the Company to introduce a new international prefix and expand its numbering space.

Digitalisation (%)


25.0
33.7
46.5
65.0
87.6
1998
1999
2000
2001
2002

Transmission Network

The transmission network of Lietuvos Telekomas consists of 6 regional and 2 national rings. All rings are interconnected using the Synchronous Digital Hierarchy (SDH) technology with the capacity of 2.5 Gbps. In five biggest cities of Lithuania the Company installed synchronous digital cross connectors to ensure better functionality of the network for fast and flexible handling of large volumes of traffic.

During the year 2002 in order to expand capacity of the national transmission network Lietuvos Telekomas built a new optical line Kaunas-Rietavas. The Company also constructed additional optical lines crossing Lithuania's border with Latvia and Lithuania's border with Poland as well as a new optical line for connection of telecommunications networks of Lithuania and Russian Federation. New optical international lines will allow the Company to increase the transmission capacity and to guarantee high quality services.

Data Communication Network

Lietuvos Telekomas currently provides high quality digital leased lines, packet switched data network services based on the X.25 Protocol, Frame Relay and Internet services. In Lithuania there is an increasing demand for high bandwidth and high quality data communication services. Due to the growth of the data traffic in the national ATM backbone, the Company increased the number of its broadband services provided over fibre and IP networks and installed the new IP backbone network.

As a result of the growing coverage of the ADSL network and establishment of the new online DSL Services Selection Centre, the Company launched ADSL services based on the calculation of time and data transfer rate.

In the year 2002, the Company launched DSL VPN and MPLS VPN services and tested a new technical solution for providing voice telephony services over the DSL network. By using the network based on MPLS and IP protocols, the Company has an opportunity to prioritise traffic and provide different quality services.

Operating Support Systems

At the end of 2002, AB Lietuvos Telekomas implemented a new data communication management system. The new system enables network operators to manage IP and DSL networks both from the technological point of view and from the point of view of service provision and customer care. The management system is integrated with the trouble ticketing system that allows operators to initiate trouble tickets and monitor their status in a faster mode and in the unified format.

The new Network Information System made it possible to automate management of the most of network resources and to offer more rapid delivery of services. Integration of the elements of the data communication network into the Network Information System shortened the period for elimination of faults.

Human Resources

Diverse and successful activities of the previous years in the field of human resource management and their sustainability last year enabled the Company to ensure that even with a competitive labour market the Company is and will be able to retain highly competent and educated employees as well as to attract the new ones.

The loyalty of employees to the employer is largely a result of their awareness of the Company's business strategy and goals and the extent to which they feel themselves contributing to business success. The Human Capital Measurement showed substantially improved communication between employees and their managers and the employees' readiness to contribute to business success. Performance improvement trends based on the outcome of this survey were set and discussed in coordination with the performance management system, which has been developed during the previous years and launched in 2002. It is a significant set of tools that gives employees an opportunity to get a clearer understanding of their performance in the corporate business context, to assess an individual input of each employee to the final result, relate competence development plans to specific activities, ensure a link between staff development and business changes and improve the motivation system. One of the key steps in development of the motivation system was the implementation of the system for the sales personnel which is most compliant with business needs.


Employees
9,521
7,122
6,357
5,749
4,531
1998
1999
2000
2001
2002

With the flattening of the organisational structure and reduction of intermediate levels, more authority and responsibility falls on lower level managers. Therefore, the Company devoted a lot of attention to management development both through the tailored management development programme and by supporting managers' Master studies in management at Lithuanian universities. The Company contributed to development of specific management programmes by allocating its support to drawing up of Master studies curricula of the Baltic Management Institute and the International School of Management (ISM). Furthermore, quite extensive efforts were devoted to staff training in the fields of state-of the-art technologies, sales and customer care. The Competence Development Centre of the Company started providing its services to external customers.

With the view to retaining the image of an attractive employer who is able to attract, employ and keep the best young employees, during 2002 the Company implemented the third High Potential Development Programme and the second Graduate Trainee Programme.

Lines per employee



121
166
197
217
253
1998
1999
2000
2001
2002



Recent Events

On 1 January 2003, Lietuvos Telekomas lost its exclusive right to install and provide fixed-line telephony services in Lithuania.

Pursuant to the new Law on Telecommunications, from 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

In January, UAB Comliet and UAB Sonex Group signed a Memorandum of Understanding. UAB Comliet intends to acquire a 100 percent stake in UAB Sonex Communications, a subsidiary of UAB Sonex Group.

Lietuvos Telekomas and Tele 2 agreed to lower interconnection fees and subsequently to cut tariffs by almost 30 per cent for the calls from the fixed-line network to the mobile network of Tele2 from 1 February 2003. Tariffs for calls to the mobile network of Bitė GSM were also reduced from 1 February 2003.

The Company expanded its access bandwidth to the TeliaSonera's IP network by nearly 70 per cent.

In February, Lietuvos Telekomas signed its first agreement on provision of the wholesale voice telephony services with UAB Eurocom.

Lietuvos Telekomas and Telecentrs, a Latvian telecommunications service provider, signed an agreement on the network interconnection and provision of international IP services. According to the agreement, Lietuvos Telekomas will provide IP services in Latvia.

On 1 March 2003, Lietuvos Telekomas transferred a function of customer care by telephone to its subsidiary UAB Lintel.

In March, Lietuvos Telekomas offered a Wireless Local Access Network (WLAN) service to its business customers.

On 27 March 2003, the Board of AB Lietuvos Telekomas decided to convene the Annual General Meeting of AB Lietuvos Telekomas' Shareholders to be held on 28 April 2003. Besides, the Company's Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2002 and proposed to pay a dividend of 0.06 litas per share.

On 3 April 2003, the Board of AB Lietuvos Telekomas accepted Tapio Paarma's resignation from the Company's General Manager's position as of 30 April 2003 and appointed Kjell-Ove Blom as a new General Manager of Lietuvos Telekomas from 1 May 2003.

Financial Review

Financial Highlights in 2002

- In 2002, the revenue went down by 8.5 per cent to LTL 968.2 million against the revenue of LTL 1,058.5 million in the year 2001.
- EBITDA was LTL 503.6 million, 10.8 per cent less compared with LTL 564.4 million a year ago, but EBITDA margin still stood above 50 per cent at the level of 52.0 per cent (53.3 per cent in 2001).
- Net profit amounted to LTL 67.0 million (the net profit margin was 6.9 per cent), while the net profit in 2001, including the effect of changes in deferred profit tax liabilities, was LTL 181.7 million (the net profit margin was 17.2 per cent). Earnings per share were 0.09 litas (0.23 litas in 2001).
- Net cash flow from operating activities was LTL 481.5 million; net cash flow after investment activities amounted to LTL 287.9 million, an almost triple increase over LTL 100.3 million in 2001. Overall, the net cash flow during 2002 increased by LTL 35.9 million.
- Investments amounted to LTL 207 million (LTL 368 million in 2001).

Investments (in million litas)


392
551
517
368
207
1998
1999
2000
2001
2002

The consolidated financial statements of Lietuvos Telekomas' Group were prepared according to International Accounting Standards.

Revenue

In 2002, the total consolidated revenue of Lietuvos Telekomas' Group amounted to LTL 968.2 million, a decrease of 8.5 per cent as compared with the year 2001 when the total revenue amounted to LTL 1,058.5 million. A decline in the total revenue was caused by an 18.2 percent decrease in the revenue from fixed-line telephony services and a 33.1 percent decrease in the revenue from leased line services. The increased revenue from Internet and data communication services (up by 52.8 per cent), interconnection revenue (up by 5.2 per cent) and revenue from other activities (up by 94.2 per cent) did not offset the decline in the revenue from the Company's core business.

In 2002, the revenue from fixed-line telephony services amounted to LTL 658.4 million and accounted for 68.0 per cent of the total revenue of Lietuvos Telekomas' Group (LTL 804.7 million and 76.0 per cent in 2001, respectively). An 18.2 percent fall in the revenue from fixed-line telephony services was mainly a result of the heavy price competition from the mobile sector leading to the lower usage of fixed-line telephones and decrease in the number of main lines in service. The total number of main lines in service fell by 18.7 per cent from 1,151.7 (31 Dec. 2001) to 935.9 thousand (31 Dec. 2002). The Company itself disconnected around 85 thousand lines due to the customers' debts.

In 2002, the revenue from main line subscription, installation and other charges went down only by 9.3 per cent and amounted to LTL 200.3 million. The fall in the number of main lines in service was partly offset by the increase in the subscription fee from July. Also, from the beginning of 2002, the Company was applying a reduced subscription fee for its socially disadvantaged and retired customers.

The revenue from domestic traffic dropped by 19.5 per cent from LTL 477.7 million (31 Dec. 2001) to LTL 384.3 million (31 Dec. 2002) due to the decrease in the number of main lines as well as introduction of the calculation of call duration on the per-second basis in August 2001.

The revenue from the international outgoing traffic amounted to LTL 61.4 million, a decrease by 25.0 per cent compared with LTL 81.8 million a year ago. This was a result of continuous reduction of the tariffs for international calls (on average by 11 per cent), while the traffic in terms of minutes remained almost on the same level as in 2001.

The revenue from payphones decreased by 49.2 per cent and amounted to LTL 12.4 million due to the reduced number of payphones and lower usage.

The revenue from the network interconnection grew by 5.2 per cent to LTL 144.9 million and accounted for 15.0 per cent of the total revenue. The growth is attributed to the increased national interconnection (mobile to mobile, mobile to fixed network), outgoing and incoming international and transit traffic.

On 1 September 2002, AB Lietuvos Telekomas increased its tariffs for calls from the fixed-line network to mobile networks. The Communications Regulatory Authority (CRA) drew up a report on violations of the highest price limits for public fixed-line telephony services. The Company appealed against it to court. The court ruling was not in the Company's favour. Therefore, Lietuvos Telekomas announced that during the first quarter of 2003 it would recalculate the amounts paid by its customers for the calls from the fixed-line network to mobile networks. For this purpose, the Company beforehand set aside an amount of LTL 4 million to cover adjustments in its customers' bills.

The share of the Internet and data communication revenue in the total revenue of Lietuvos Telekomas' Group increased from 6.4 per cent (31 Dec. 2001) to 10.7 per cent (31 Dec. 2002). In 2002, the revenue from Internet and data communication services made up LTL 103.9 million, an increase by 52.8 per cent over LTL 68.0 million in the year 2001.

The revenue from leased lines amounted to LTL 16.9 million, a decrease by 33.1 per cent, mainly due to the decline in the number of leased lines roughly by one fifth. The revenue from equipment sales and other activities grew by 94.2 per cent, especially in the fourth quarter of 2002, to LTL 44.0 million (LTL 22.7 million in 2001). This was largely a result of a significant growth of the revenue from UAB Comliet's activities.

Revenue (in million litas)


907
980
1,039
1,059
968
1998
1999
2000
2001
2002

Expenses

The total operating expenses of Lietuvos Telekomas' Group in the year 2002 went down by 6.0 per cent to LTL 464.6 million as compared with LTL 494.1 million for the year 2001. The major decrease of 20.5 per cent was observed in the employee-related expenses as the Company continued to restructure its business and maintain a high level of its performance efficiency. The total number of employees in Lietuvos Telekomas' Group was reduced from 5,749 (31 Dec. 2001) to 4,531 (31 Dec. 2002) and the number of main lines per one core business employee increased from 217 (31 Dec. 2001) to 253 (31 Dec. 2002). The interconnection expenses increased by 12.9 per cent, while other operating expenses decreased by 4.0 per cent.

Gain on Sales of Investments

In the second quarter of 2002, Lietuvos Telekomas sold a 74 percent stake in UAB Baltijos Telekomunikacijų Konsultacinis Centras and a 40 percent stake in UAB Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator Oyj and recorded a gain of LTL 7.0 million. In 2001, the gain on sales of investment of LTL 2.9 million came from the sales of Lithuanian Government Bonds.

Net Profit

The new Law on Profit Tax became effective from 1 January 2002. Following the old Law, the Company was accumulating the deferred profit tax liabilities due to its heavy investment programme, calculating a profit tax at the basic rate of 24 per cent. The new Law abolished the exempts for investments and introduced a basic profit tax rate of 15 per cent. In the fourth quarter of 2001, following the provisions of the new Law on Profit Tax, adjustments were made to the Deferred Profit Tax Liabilities in the Balance Sheet and reflected in the Profit (Loss) Statement for the year 2001. This resulted in the net profit of LTL 181.7 million (the net profit, excluding the changes in the deferred profit tax liabilities and impairment charge on property, was LTL 119.9 million).

The net profit for the year 2002 was LTL 67.0 million, a decrease by 63.1 per cent as compared with the net profit for the year 2001 or a decrease of 43.2 per cent as compared with the net profit for the year 2001, excluding the changes in the deferred profit tax liabilities and impairment charge on property.

Balance Sheet and Cash Flow

The total assets and total liabilities as of 31 December 2001 were reduced by LTL 29 million to LTL 2,079.7 million due to the changed principles for recording payments to international operators. Accrued revenue from international operators was


EBITDA (in million litas)
and EBITDA margin (%)
36.9%
42.2%
50.4%
53.3%
52.0%
335
414
524
564
504
1998
1999
2000
2001
2002

netted against accrued liabilities to international operators. During the year 2002, the total assets of Lietuvos Telekomas' Group declined by 9.8 per cent to LTL 1,876.0 million due to the amortisation of the assets that was higher than investments and a decrease in receivables and accrued revenue.

At the end of 2002, the shareholders equity amounted to LTL 1,218.5 million, a slight decrease by 1.5 per cent due to the lower net profit for the year 2002 and payment of the dividends for the year 2001 (LTL 85.5 million). The total liabilities also decreased by 22.3 per cent to LTL 655.1 million as a result of debt repayment and changes in the deferred profit tax liabilities. As of 31 December 2002, the net debt amounted to LTL 289.3 million, a drop by 44.8 per cent from the net debt of LTL 524.4 million a year ago. The net debt to equity ratio was 23.7 per cent (42.4 per cent on 31 December 2001).

Due to the re-peg of the litas from the US dollar to the euro, on 1 February 2002, Lietuvos Telekomas concluded a transaction of cross currency swap (from US dollars to euros) of the Company's loans denominated in US dollars.

During the year 2002 in spite of the decreased revenue and net profit Lietuvos Telekomas generated a strong cash flow. The net cash flow from operating activities was LTL 481.5 million (LTL 450.5 million in 2001). As a result of the strict investment discipline, the cash flow after investing activities was LTL 287.9 million, almost tripled compared with LTL 100.3 million in 2001. The net cash used in financing activities, including payment of dividends, amounted to LTL 252.1 million. Overall, during the year 2002 the Company increased its cash and cash equivalents by LTL 35.9 million.

Profit before profit tax (in million litas)


333
174
142
139
116
89
1998
1999
2000
2000*
2001
2002

*Including gain on sales of Bitė GSM shares.

Investments

In 2002, Lietuvos Telekomas' Group invested LTL 207 million (LTL 368 million in 2001). More than 80 per cent of the amount was invested into the network of the Company. As a result, the Company completed digitalisation of the fixed-line network in five biggest cities of Lithuania and at the end of 2002 the digitalisation rate of the network reached 87.6 per cent. Also, Lietuvos Telekomas continued developing its ADSL access network. Now ADSL services are available to 85 per cent of Lietuvos Telekomas' customers.

In May, Lietuvos Telekomas sold a 40 percent stake in UAB Baltijos Informacinių Duomenų Valdymo Centras (est. in Dec. 2002) and a 74 percent stake in UAB Baltijos Telekomunikacijų Konsultacinis Centras (est. in March 2003) to TietoEnator. In September, AB Lietuvos Telekomas took over control of UAB Lintkom from UAB Lintel.

UAB Comliet, the largest subsidiary of Lietuvos Telekomas, was expanding its activities beyond the borders of Lithuania. In May, it acquired 75 per cent of shares in the Latvian company, Datu Tikli SIA, in July – 55 per cent in Estonia-based Telegrupp AS. In December, it established a company, Comliet-Kaliningrad (holding 95 per cent of shares), in the Russian Federation.

Litigation

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per cent of the Company's total annual revenue. On 22 March 2002, the Company made an appeal against this decision. The hearing of the case is not over and the fine imposed is not paid. Yet, funds for possible payment of the fine were set aside in the final accounts of 2001.

Investments breakdown


82%
6%
4%
7%
1%
Network
Buildings
Other
IT
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Shares and Shareholders

The share capital of AB Lietuvos Telekomas is 814,912,760 litas. It consists of 814,912,759 ordinary registered shares and one special share (par value of each share is one litas). On 1 January 2003, the special share owned by the State of Lithuania lost the following special rights: to convene the General Meeting of Shareholders, to express an opinion on any issue discussed at the General Meeting and to veto decisions on suspension of the Company's activities, reorganisation or liquidation of the Company.

Amber Teleholding A/S (reg. in Denmark), a fully owned subsidiary of TeliaSonera AB (from 9 December 2002), owns 60 per cent of AB Lietuvos Telekomas' shares. The State of Lithuania owns 10.03 per cent of the Company's shares. UAB Lintkom, a subsidiary of AB Lietuvos Telekomas, holds treasury stocks (4.67 per cent).

In 2000, Lietuvos Telekomas launched a Global Depository Receipt (GDR) programme where one GDR represents 10 ordinary registered shares of the Company. As of 31 December 2002, 118,537,950 ordinary shares of AB Lietuvos Telekomas (14.55 per cent of all shares) were converted into 11,853,795 GDRs and held by the depository bank, Deutsche Bank Trust Company Americas.

Trading in AB Lietuvos Telekomas' shares on NSEL


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Shares of AB Lietuvos Telekomas are listed on the Official List of the National Stock Exchange of Lithuania (NSEL ticker: LTEL) and Company's GDRs are traded on the London Stock Exchange (LSE ticker: LTTD).

During 2002 the turnover in Lietuvos Telekomas' shares on the central market of the National Stock Exchange of Lithuania made up a total of 17.7 million shares with a total value of LTL 20.1 million. On the last trading day of 2002, the closing share price was 0.90 litas, a drop by 28 per cent compared with 1.25 litas on 31 December 2001. During the year 2002 the lowest share price was 0.84 litas and the highest – 1.52 litas. At the end of 2002, the Company's market capitalisation was LTL 733.4 million (LTL 1,018.6 million in 2001).

The turnover of Company's GDRs on the London Stock Exchange amounted to 6.2 million GDRs with a total value of GBP 13.7 million. On the last trading day of 2002, the closing GDR price was 2.7 US dollars, while a year ago it was 2.975 US dollars. The GDR's low during 2002 was 2.15 US dollars and the high was 3.875 US dollars.


Trading in AB Lietuvos Telekomas' GDRs on LSE
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Auditor's Report and Financial Statements

Auditor's Report

Financial Statements

General Information

Accounting Policies

Financial Risk Management

Notes to the Financial Statements

Auditor's Report


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers UAB
T. Ševčenkos 21
PO Box 620
LT - 2009 Vilnius, Lithuania
Telephone +370 (5) 239 23 00
Facsimile +370 (5) 239 23 01
E-mail vilnius@lt.pwcglobal.com
www.pwcglobal.com/lt

To the shareholders of AB Lietuvos Telekomas

1. We have audited the financial statements of AB Lietuvos Telekomas ("the Company") and its consolidated subsidiaries ("the Group") for the year ended 31 December 2002 prepared in accordance with International Accounting Standards, from which the accompanying shortened financial statements were derived, in accordance with International Standards on Auditing. We have issued an unqualified auditor's report dated 13 March 2003 on the financial statements from which the shortened financial statements were derived.

2. In our opinion, the accompanying shortened financial statements are consistent, in all material respects, with the financial statements from which they were derived.

3. The full set of audited financial statements prepared in accordance with International Accounting Standards for the year ended 31 December 2002, from which the accompanying shortened financial statements were derived, and our opinion thereon are available at AB Lietuvos Telekomas.

PricewaterhouseCoopers UAB

PricewaterhouseCoopers UAB

Vilnius, 26 March 2003

Income Statement

(All amounts are in LTL '000 unless otherwise stated)

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2002	2001	2002	2001
Revenues	1	968,212	1,058,466	962,596	1,061,613
Expenses	2	(464,602)	(494,094)	(498,261)	(510,765)
Earnings before interest, taxes, depreciation and amortisation		503,610	564,372	464,335	550,848
Depreciation, amortisation and impairment charge	7	(381,668)	(381,567)	(364,476)	(367,557)
Gain on sale of investments	3	7,016	2,857	7,016	-
Operating profit		128,958	185,662	106,875	183,291
Finance costs, net	4	(39,855)	(46,999)	(40,123)	(47,047)
Share of result of subsidiaries before tax	9	-	-	21,467	2,423
Share of result of associates before tax	9,10	337	-	337	-
Profit before tax		89,440	138,663	88,556	138,667
Profit tax	5	(21,641)	43,048	(21,524)	43,048
Group profit before minority interest		67,799	181,711	67,032	181,715
Minority interest	20	(767)	4	-	-
Net profit		67,032	181,715	67,032	181,715
Earnings per share (LTL)	6	0.09	0.23	0.09	0.23

The accounting policies and the notes on pages 40 to 58 form an integral part of these financial statements.

The financial statements on pages 35 to 58 were approved by the General Director and the Finance Director on 13 March 2003.

Tapio Paarma
General Director

Jan-Erik Elserius
Finance Director

Balance Sheet

(All amounts are in LTL '000 unless otherwise stated)

	Notes	GROUP 2002	GROUP 2001	COMPANY 2002	COMPANY 2001
		As at 31 December			
ASSETS					
Non-current assets					
Property, plant and equipment	7	1,423,286	1,542,261	1,256,659	1,397,237
Intangible assets	8	202,113	248,210	183,766	224,945
Prepayments for non-current assets		142	31	14	31
Investments in associates and subsidiaries	9,10	879	203	237,293	221,206
Other non-current assets		68	49	690	49
		1,626,488	1,790,754	1,678,422	1,843,468
Current assets					
Inventories		4,111	1,757	2,197	1,627
Assets held for sale	11	10,192	29,498	10,192	29,498
Receivables, prepayments and accrued revenue	12	150,193	209,804	146,007	294,227
Trading investments		1,287	-	-	-
Cash and cash equivalents	13	83,759	47,902	58,079	42,861
		249,542	288,961	216,475	368,213
Total assets		1,876,030	2,079,715	1,894,897	2,211,681
EQUITY AND LIABILITIES					
Capital and reserves					
Share capital	14	814,913	814,913	814,913	814,913
Treasury shares	14	(120,000)	(120,000)	(120,000)	-
Legal reserve	15	81,499	81,499	81,499	81,499
Translation differences		(30)	-	(30)	-
Retained earnings		442,159	460,577	442,159	456,477
		1,218,541	1,236,989	1,218,541	1,352,889
Minority interest	20	2,354	-	-	-
Non-current liabilities					
Borrowings	17	194,230	445,177	194,108	445,177
Deferred tax liabilities	18	113,844	136,191	93,611	114,916
Grants		14,492	16,977	14,492	16,977
		322,566	598,345	302,211	577,070
Current liabilities					
Trade, other payables and accrued liabilities	16	153,770	117,230	151,866	148,571
Borrowings	17	178,799	127,151	222,279	133,151
		332,569	244,381	374,145	281,722
Total equity and liabilities		1,876,030	2,079,715	1,894,897	2,211,681

The accounting policies and the notes on pages 40 to 58 form an integral part of these financial statements.

Statement of Changes in Equity

(All amounts are in LTL '000 unless otherwise stated)

GROUP	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2001		814,913	(120,000)	58,881	-	419,614	1,173,408
Transfer to reserves	15	-	-	22,618	-	(22,618)	-
Dividends paid for 2000		-	-	-	-	(118,134)	(118,134)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	(120,000)	81,499	-	460,577	1,236,989
Balance at 1 January 2002		814,913	(120,000)	81,499	-	460,577	1,236,989
Dividends paid for 2001	14	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541

COMPANY	Notes	Share capital	Treasury shares	Legal reserve	Translation differences	Retained earnings	Total
Balance at 1 January 2001		814,913	-	58,881	-	419,614	1,293,408
Transfer to reserves	15	-	-	22,618	-	(22,618)	-
Dividends paid for 2000		-	-	-	-	(122,234)	(122,234)
Net profit		-	-	-	-	181,715	181,715
Balance at 31 December 2001		814,913	-	81,499	-	456,477	1,352,889
Balance at 1 January 2002		814,913	-	81,499	-	456,477	1,352,889
Treasury shares	14	-	(120,000)	-	-	-	(120,000)
Treasury shares dividends	14	-	-	-	-	4,100	4,100
Dividends paid for 2001	14	-	-	-	-	(85,450)	(85,450)
Net profit		-	-	-	-	67,032	67,032
Currency translation differences		-	-	-	(30)	-	(30)
Balance at 31 December 2002		814,913	(120,000)	81,499	(30)	442,159	1,218,541

The accounting policies and the notes on pages 40 to 58 form an integral part of these financial statements.

Cash Flow Statement

(All amounts are in LTL '000 unless otherwise stated)

		Year ended 31 December			
		GROUP		COMPANY	
	Notes	2002	2001	2002	2001
Operating activities					
Net profit for the period		67,032	181,715	67,032	181,715
Profit tax	5	21,641	(43,048)	21,524	(43,048)
Minority interest	20	767	-	-	-
Depreciation, amortisation and impairment charge	7	381,668	381,567	364,476	367,557
Result of equity method accounting for investment in subsidiaries	9	-	-	(21,467)	(2,423)
Share of results of associates before tax	9,10	(337)	-	(337)	-
Write-off of fixed assets and provision for slow-mowing inventory		1,035	12,126	988	12,121
Provision and write off of doubtful accounts receivable	2	14,016	16,356	13,782	16,266
Elimination of gain on sale of investments		(7,016)	(2,857)	(7,016)	-
Elimination of gain on sale of property, plant and equipment and intangible assets		(1,860)	(1,559)	(1,849)	(1,364)
Currency exchange borrowings, net		(394)	(1,841)	(394)	(1,841)
Other non cash transactions		124	-	-	-
Interest income	4	(567)	(3,578)	(723)	(3,578)
Interest expenses	4	34,299	46,765	34,334	46,765
Changes in working capital (excluding the effects of acquisition of subsidiaries):					
Inventories and asset held for sale		425	9,978	1,294	9,995
Trade and other accounts receivable		46,172	(59,109)	53,772	(72,258)
Trade and other accounts payable and deferred revenue		(41,944)	(47,970)	(69,490)	(23,121)
Cash generated from operations		515,061	488,545	455,926	486,786
Interest paid		(33,474)	(37,993)	(33,474)	(37,993)
Tax paid		(127)	-	-	-
Net cash from operating activities		481,460	450,552	422,452	448,793

Cash Flow Statement (continued)

	Notes	Year ended 31 December			
		GROUP		COMPANY	
	Notes	2002	2001	2002	2001
Investing activities					
Purchase of property, plant and equipment (PPE) and intangible assets		(204,212)	(367,333)	(187,726)	(349,152)
Proceeds from disposal of PPE and intangible assets		6,840	10,859	24,464	7,622
Acquisition of subsidiaries (net of cash acquired)		(3,736)	-	-	-
Disposal of investments		7,000	2,857	8,600	-
Investments in subsidiaries and acquisition of associate's shares	9,10	-	(193)	(2,690)	(660)
Loans granted to subsidiaries		-	-	(35,957)	(7,337)
Interest received		567	3,578	717	3,578
Net cash from investing activities		(193,541)	(350,232)	(192,592)	(345,949)
Financing activities					
Proceeds from issue of bonds		-	150,000	-	150,000
Proceeds from borrowings		98,742	39,842	136,255	39,842
Repayment of borrowings		(265,354)	(167,878)	(265,447)	(167,878)
Dividends paid		(85,450)	(118,134)	(85,450)	(122,234)
Net cash from financing activities		(252,062)	(96,170)	(214,642)	(100,270)
Increase in cash and cash equivalents		35,857	4,150	15,218	2,574
Movement in cash and cash equivalents					
At beginning of year		47,902	43,752	42,861	40,287
Increase in cash and cash equivalents		35,857	4,150	15,218	2,574
At end of year	13	83,759	47,902	58,079	42,861

The accounting policies and the notes on pages 40 to 58 form an integral part of these financial statements.

General Information

(All amounts are in LTL '000 unless otherwise stated)

AB Lietuvos Telekomas (hereinafter "the Company") was registered as a joint stock company on 16 June 1997. The Company is domiciled in Vilnius, the capital of Lithuania. The address of its registered office is as follows:

Savanorių Ave. 28
LT-2600 Vilnius
Lithuania

The Company's shares are traded on the Lithuanian National Stock Exchange as from 16 June 2000, and Global Depository Receipts, representing Company's shares, are traded on London Stock Exchange.

The shareholders' structure of the Company as at 31 December 2002 is as follows:

	Number of shares	%
Amber Teleholding A/S	488,947,656	60.00
Lithuanian State Property Fund	81,771,702	10.03
UAB Lintkom (treasury shares)	38,095,242	4.67
Other foreign and domestic shareholders	206,098,160	25.30
	814,912,760	100.00

The Company's principal activity is provision of fixed local, long distance and international telecommunication services including internet and data communication to both business and residential customers in the Republic of Lithuania.

The consolidated Group (hereinafter "the Group") consists of the Company and its seven subsidiaries and three subsubsidiaries. The Company has also invested into two associated entities.

The subsidiaries included in the Group's consolidated financial statements and associated entities are indicated below:

Subsidiary/ associate	Country of incorporation	Ownership interest in % 31 December 2002	Ownership interest in % 31 December 2001	Profile
UAB Lietuvos Telekomo Verslo Sprendimai	Lithuania	100%	100%	Acts on behalf of the Company in selling internet and other data communication services and integrated telecommunication business solutions to major business customers of the Company.
UAB Lintel	Lithuania	100%	100%	Provider of 118 call centre and telemarketing services. UAB Lintel has also taken over part of the Company's property management.
UAB Lintkom	Lithuania	100%	-	In September 2002 the Company acquired shares of UAB Lintkom from UAB Lintel. UAB Lintkom was established for the purpose of acquiring the Company's shares in the public offering.

Subsidiary/ associate	Country of incorporation	Ownership interest in % 31 December 2002	31 December 2001	Profile
UAB Comliet	Lithuania	100%	100%	Since 1 January 2001 the core activity of this subsidiary has been design and construction of telecommunication objects. In May 2002 UAB Comliet acquired a 75% stake in the Latvian company SIA Datu Tikli. In July 2002 UAB Comliet acquired a 55% stake in the Estonian company AS Telegrupp. Both acquired entities are involved in construction and maintenance of low voltage networks. In December 2002 UAB Comliet established a subsidiary OOO Comliet Kaliningrad in Kaliningrad district (Russia). UAB Comliet owns a 95 % stake in this subsidiary.
UAB Voicecom	Lithuania	60%	60%	The subsidiary operates under AB Lietuvos Telekomas licence in providing internet telephony and other IP based services.
UAB Baltijos Informacinių Duomenų Valdymo Centras	Lithuania	60%	100%	The Company's Information Services Department was reorganised into a subsidiary. The subsidiary provides information technologies services to the Group and third parties. In May 2002, a minority stake of the subsidiary's shares was sold to TietoEnator Oyj.
UAB Verslo Portalas	Lithuania	30%	30%	This associated entity is engaged in the development of the business-to-business portal verslas.com.
UAB TietoEnator Consulting	Lithuania	26%	-	The entity was established in 2002. A majority stake of the company's shares was sold to TietoEnator Oyj. The associate provides professional information technology services to the Group and third parties.
VšĮ Lietuvos Telekomo Sporto Klubas	Lithuania	100%	100%	Provides sports club services and supports a women's basketball team.

Accounting Policies

(All amounts are in LTL '000 unless otherwise stated)

The principal accounting policies adopted in the preparation of these financial statements are set out below.

A Basis of preparation

The financial statements are prepared in accordance with International Accounting Standards. The financial statements are prepared under the historical cost convention, as modified by the indexation part of property, plant and equipment and financial assets held-for-trading.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current event and actions, actual results ultimately may differ from those estimates.

The Group adopted IAS 39 Financial Instruments: Recognition and Measurement. The financial effects of adopting this standard were reported in the previous year's consolidated financial statements.

B Group accounting

(1) *Subsidiaries*

Subsidiaries, which are those companies in which the Group, directly or indirectly, has an interest of more than one half voting rights or otherwise has power to govern the financial and operating policies are consolidated.

Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. See Note E for the accounting policy on goodwill. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless cost cannot be recovered. Where necessary, accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

(2) *Associates*

Investments in associates are accounted for by the equity method of accounting. Under this method the company's share of the post-acquisition profits or losses of associates is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Goodwill arising on acquisition of associates is included under intangible assets in the Group accounts. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not to recognise further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

C Foreign currency translation

(1) *Measurement currency*

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Lithuanian Litas (LTL), which is the measurement currency of the Company.

Until 31 January 2002 the exchange rate of the Litas was fixed to the US Dollar (USD) at a rate of 4 LTL=1 USD. As from 1 February 2002 Lithuania repegged the Litas to the Euro at rate of 3.4528 LTL=1 Euro.

(2) *Transactions and balances*

Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement.

(3) *Group companies*

Income statements and cash flows of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and their balance sheets are translated at the exchange rates ruling on 31 December. Exchange differences arising from the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign entity is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

D Property, plant and equipment

Property, plant and equipment acquired on or after 1 January 1996 is stated at historical cost less accumulated depreciation. Property, plant and equipment acquired before 1 January 1996 is stated at historical cost less accumulated depreciation as adjusted for indexation, using indexation rates set by the Lithuanian Government for the different asset categories (see Note 7 for details on the indexation effect).

Depreciation is calculated on the straight-line method to write off the cost of assets to their residual values over their estimated useful life as follows:

Buildings	10 - 50 years
Plant and machinery	5 - 25 years
Switches, lines and related telecommunication equipment	4 - 10 years
Computers	3 years
Motor vehicles	2 - 10 years
Other tangible fixed assets	1 - 25 years

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Construction in progress is transferred to appropriate groups of fixed assets when it is completed and ready for its intended use.

D Property, plant and equipment (continued)

When property is retired or otherwise disposed, the cost and related depreciation are removed from the financial statements and any related gains or losses are included in the income statement.

Repairs and maintenance are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset.

Assets held for sale as disclosed in Note 11 are stated at their net selling price.

E Intangible assets

(1) *Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries/ associates occurring is included in intangible assets in the Group accounts. Goodwill is amortised using the straight-line method over its estimated useful life, which is 5 years.

(2) *Other intangible assets*

Intangible assets expected to provide economic benefit to the Group in future periods are valued at acquisition cost less subsequent amortisation. Amortisation is calculated on the straight-line method over estimated benefit period as follows:

Licences	10 years
Computer software	3 - 5 years
Other intangible fixed assets	5 years

F Investments

At 1 January 2001 the Group adopted IAS 39 and classified its investments into following categories: trading, held-to-maturity and available-for-sale. During the current period the Group did not hold any investments in held-to-maturity and available-for-sale categories.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading investments and included in current assets.

Management determines the appropriate classification of its investments at the time of the purchase and reevaluates such designation on a regular basis.

All purchase and sales of investments are recognised on the trade date, which is the date that the Group commits to purchase or sell the asset. Cost of purchase includes transaction costs. Trading investments are subsequently carried at fair value. Realised and unrealised gains and losses arising from changes in the fair value of trading investments are included in the income statement in the period in which they arise.

G Investments in subsidiaries (financial statements of the Company)

Investments in subsidiaries that are included in the separate financial statements of the Company are accounted for using equity method. Equity accounting involves recognising in the income statement the

Company's share of the subsidiaries' results for the period. The Company's share of post-acquisition movements in the subsidiaries' reserves is recognised in reserves. If under equity method, the Company's share of losses of a subsidiary equals or exceeds the acquisition costs of an investment, the investment in the balance sheet is reported at nil value. Additional losses are provided for to the extent that the Company has incurred obligations or made payments on behalf of the subsidiary to satisfy its obligations. The provision for additional losses is accounted for within share of net result before tax of a subsidiary in the income statement.

H Investments in associates (financial statements of the Company)

Investments in associates that are included in the separate financial statements of the Company are accounted for using the equity method.

I Impairment of long lived assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount which is the higher of an asset's net selling price and value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

J Accounting for leases - where Group is the lessee

Leases of property, plant and equipment where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in current and non-current borrowings. The interest element of the finance charge is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leasing contracts are depreciated over the useful life of the asset.

K Inventories

Inventories are stated at the lower of cost or net realisable value. Cost is determined by the weighted average method. The cost of inventories comprises purchase price, taxes (other than those subsequently recoverable by the Group from the tax authorities), transport, handling and other costs directly attributable to the acquisition of inventories. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

L Receivables

Receivables are carried at original invoice amount less provision made for impairment of these receivables. A provision for impairment of trade receivables is established when there is an objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

M Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments, with original maturities of three months or less.

N Treasury shares

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable incremental external costs net of income taxes is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

O Borrowings

Borrowings are recognised initially at the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings.

P Deferred profit tax

Deferred profit tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred profit tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred tax assets and liabilities are offset only where International Accounting Standard No. 12 allows this treatment.

Q Grants relating to purchase of property, plant and equipment

Grants are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Grants relating to the purchase of property, plant and equipment are included in non-current liabilities and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

R Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions are recognised in the period in which the Group becomes legally or constructively committed to payment. Costs related to the ongoing activities of the Group are not provided in advance.

S Financial instruments

Financial instruments are stated at their market value as at the balance sheet date.

T Revenue recognition

Revenue is recognised as earned. Telecommunications services' revenue is recognised when the services are rendered based on usage of the network and facilities net of value added tax and price discounts directly related to the sales. Other revenues are recognised when products are delivered or services are rendered to customers. At the end of each accounting period a revenue accrual is made to record amounts not yet billed.

Revenue from interconnection is accrued monthly based on the historical actual traffic of incoming calls from different carriers.

The majority of residential sector subscribers are invoiced every second month. The uninvoiced part of revenue is accrued for based on the data from the billing system.

Service activation fees are recognised as income and related costs are expensed at the moment of services activation.

Revenue from sales of telecommunication equipment and accessories in the specialised shops is recognised at the time of sale.

U Dividends

Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

V Earnings per share

Earnings per share is calculated in accordance with International Accounting Standard No. 33.

W Segment information

The Group uses its fixed line network to generate different types of revenue (see Note 1). The Group is mainly operating in one business segment (fixed line services) and one geographical segment and therefore no segment information is disclosed.

X Comparatives

Where necessary, the comparative figures have been reclassified to conform with changes in presentation of the current year financial statements.

Financial Risk Management

(All amounts are in LTL '000 unless otherwise stated)

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects of the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts and interest rate swaps to limit certain exposures.

Risk management is carried out by a central treasury unit (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies and evaluates financial risks in close co-operation with the Groups operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk and investing excess liquidity.

Foreign exchange risk

The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US Dollar (USD) and Special Drawing Rights (SDR). Foreign exchange risk is controlled by hedging the foreign currency exposure of its, purchase contracts and debt commitments. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

Credit risk

The Group has no significant concentrations of credit risk. Credit risks or the risks of counter-parties defaulting, are controlled by the application of credit terms and monitoring procedures. Derivative counterparties and cash transactions are limited to high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.

Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no significant interest-bearing assets. The Group's policy is to maintain diversified debt portfolio. Split between fixed and floating interest rate depends on the actual situation in the market.

Notes to the Financial Statements

(All amounts are in LTL '000 unless otherwise stated)

1 Revenues

	GROUP		COMPANY	
	2002	2001	2002	2001
Fixed telephony services:				
Subscription, installation and other charges	200,302	220,765	200,454	220,875
Domestic traffic	384,324	477,712	383,920	477,423
International traffic	61,403	81,834	61,423	81,845
Payphones	12,396	24,424	12,396	24,424
	658,425	804,735	658,193	804,567
Interconnection revenue	144,930	137,780	144,770	137,930
Internet and other data communication revenue	103,910	67,996	105,509	66,136
Leased lines revenue	16,912	25,285	17,039	26,367
Other revenues	44,035	22,670	37,085	26,613
	309,787	253,731	304,403	257,046
	968,212	1,058,466	962,596	1,061,613

2 Expenses

	GROUP		COMPANY	
	2002	2001	2002	2001
Employee related expenses	152,210	191,504	91,729	178,706
Interconnection and line rent expenses	145,774	129,097	145,627	129,003
Repairs and maintenance expenses	31,114	33,353	22,628	27,580
Provision for doubtful accounts receivable	14,016	16,356	13,782	16,266
Other expenses	121,488	123,784	224,495	159,210
	464,602	494,094	498,261	510,765

The average number of staff employed by the Group during the current year totalled 4,751 (2001: 5,920). The average number of staff employed by the Company during the current year totalled 2,310 (2001: 5,386).

3 Gain on sale of investments

In May 2002, the Group sold a 74% stake in UAB Baltijos Telekomunikacijų Konsultacinis Centras (now UAB TietoEnator Consulting) to TietoEnator Oyj. The Group also sold a 40% stake in UAB Baltijos Informacinių Duomenų Valdymo Centras to TietoEnator Oyj.

4 Finance costs-net

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Interest income	567	3,578	723	3,578
Other financial income	260	223	472	197
	827	3,801	1,195	3,775
Net foreign exchange gain (loss)	(5,818)	85	(6,423)	62
Interest expense	(34,299)	(46,765)	(34,334)	(46,765)
Other financial expenses	(565)	(4,120)	(561)	(4,119)
	(39,855)	(46,999)	(40,123)	(47,047)

5 Profit tax

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Current tax charge	43,921	204	39,570	-
Deferred tax charge	(22,347)	(43,252)	(21,305)	(30,806)
	21,574	(43,048)	18,265	(30,806)
Share of tax of subsidiaries	-	-	3,192	(12,242)
Share of tax of associates	67	-	67	-
	21,641	(43,048)	21,524	(43,048)

The tax on the Company's and the Group profit before tax differs from the theoretical amount that would arise using the basic tax rate as follows:

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Profit before tax	89,440	138,663	88,556	138,667
Tax calculated at a tax rate of 15% (2001: 24%)	13,416	33,279	13,283	33,280
Share of tax of subsidiaries	-	-	(3,192)	(582)
Share of tax of associates	(67)	-	(67)	-
Income not subject for tax	(41)	-	-	-
Expenses not deductible for tax purposes	8,990	5,931	8,097	5,446
Recognition /utilisation of previously unrecognised tax losses	(828)	(144)	-	-
Correction of tax loss brought forward	104	(398)	144	-
Effect of changes in tax rate	-	(81,716)	-	(68,950)
Tax charge before share of tax of subsidiaries and associates	21,574	(43,048)	18,265	(30,806)

According to the newly adopted Profit Tax Law, the profit tax rate was reduced from 24% to 15% with an effect from 1 January 2002. No tax relief is applied for reinvested profits.

6 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period by the weighted average number of ordinary shares in issue during the period. The Group has no dilutive potential ordinary shares and therefore diluted earnings per share are the same as basic earnings per share.

Weighted average number of shares in issue (thousands) for year ended 31 December 2002: 814,913 (ordinary shares) - 38,095 (treasury shares) = 776,818. Weighted average number of shares for the year ended 31 December 2001 was - 776,818.

	GROUP	
	2002	2001
Net profit attributable to shareholders	67,032	181,715
Weighted average number of ordinary shares in issue (thousands)	776,818	776,818
Basic earnings per share (LTL)	0.09	0.23

7 Property, plant and equipment

GROUP	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2002					
Opening net book amount	202,541	1,221,333	68,148	50,239	1,542,261
Exchange rate differences	-	-	(7)	-	(7)
Acquisition of subsidiaries	-	96	330	-	426
Additions	2	709	3,451	175,929	180,091
Reclassifications	(61)	7,507	(7,446)	-	-
Disposals and write-offs	(1,791)	(1,778)	(562)	-	(4,131)
Transfers from assets held for sale (Note 11)	16,738	564	140	-	17,442
Transfers from construction in progress	13,893	172,399	4,950	(191,242)	-
Impairment charge	(1,100)	(34)	-	-	(1,134)
Depreciation charge	(10,307)	(281,640)	(19,715)	-	(311,662)
Closing net book amount	219,915	1,119,156	49,289	34,926	1,423,286
At 31 December 2002					
Cost or indexed cost	279,984	2,269,604	108,328	34,926	2,692,842
Accumulated depreciation and impairment	(60,069)	(1,150,448)	(59,039)	-	(1,269,556)
Net book amount	219,915	1,119,156	49,289	34,926	1,423,286
At 31 December 2001					
Cost or indexed cost	242,390	2,253,648	145,230	50,239	2,691,507
Accumulated depreciation	(39,849)	(1,032,315)	(77,082)	-	(1,149,246)
Net book amount	202,541	1,221,333	68,148	50,239	1,542,261

7 Property, plant and equipment (continued)

COMPANY	Land and buildings	Ducts and telecommunication equipment	Other tangible fixed assets	Construction in progress	Total
Year ended 31 December 2002					
Opening net book amount	89,782	1,204,031	53,185	50,239	1,397,237
Additions	2	710	9	163,201	163,922
Disposals and write-offs	(1,785)	(3,655)	(17,364)	-	(22,804)
Reclassifications	(62)	39	23	-	-
Transfers from assets held for sale (Note 11)	16,738	564	140	-	17,442
Transfers from construction in progress	6,425	169,893	2,235	(178,553)	-
Impairment charge	(1,100)	-	-	-	(1,100)
Depreciation charge	(7,350)	(274,959)	(15,729)	-	(298,038)
Closing net book amount	102,650	1,096,623	22,499	34,887	1,256,659
At 31 December 2002					
Cost or indexed cost	155,851	2,231,800	73,530	34,887	2,496,068
Accumulated depreciation and impairment	(53,201)	(1,135,177)	(51,031)	-	(1,239,409)
Net book amount	102,650	1,096,623	22,499	34,887	1,256,659
At 31 December 2001					
Cost or indexed cost	125,800	2,226,637	126,346	50,239	2,529,022
Accumulated depreciation	(36,018)	(1,022,606)	(73,161)	-	(1,131,785)
Net book amount	89,782	1,204,031	53,185	50,239	1,397,237

Depreciation, amortisation and impairment charge in income statement consist of the following items:

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
Depreciation of property, plant and equipment	311,662	300,504	298,038	290,291
Amortisation of intangible assets (Note 8)	72,597	64,147	64,184	56,760
Impairment of property, plant and equipment	1,134	106	1,100	-
Impairment of assets held for sale	-	19,855	-	19,855
Goodwill depreciation (Note 9)	-	-	3,787	3,696
Amortisation of grants received	(2,633)	(3,045)	(2,633)	(3,045)
Other movements	(1,092)	-	-	-
	381,668	381,567	364,476	367,557

7 Property, plant and equipment (continued)

As at 31 December 2002, the Company performed its annual impairment test with respect to its property, plant and equipment in accordance with the International Accounting Standard No. 36 Impairment of Assets. In addition, in 2002 the Company performed an analysis in order to determine the appropriateness of the carrying values of property, plant and equipment items, which had have been indexed as a result of indexations performed in 1994 and 1995. Based on the results of the above-mentioned analysis, the carrying amounts of indexed property, plant and equipment items as at 31 December 2002 are not materially different from these that would arise if the revaluation had been carried out in accordance with the International Accounting Standard No. 16 Property Plant and Equipment.

As at 31 December 2002 property, plant and equipment include items (ducts and other real estate items) that are not properly registered with the Cadastre and Register of Land and Other Immovable Property. Such registration is formally required to confirm the legal ownership of such property. The carrying value of these assets amounted to LTL 125,603 thousand as at 31 December 2002. The Company uses these assets in its operations and pays real estate tax on these assets.

8 Intangible assets

GROUP	Licences	Software	Goodwill	Other Intangible assets	Assets in the course of construction	Total
Year ended 31 December 2002						
Opening net book amount	1,502	228,062	8,771	6,164	3,711	248,210
Additions	-	375	-	16	23,730	24,121
Acquisition of subsidiaries	-	11	3,153	-	-	3,164
Disposals and write-offs	-	(780)	-	(5)	-	(785)
Reclassifications	-	18,622	-	5,623	(24,245)	-
Amortisation charge	(258)	(65,990)	(4,116)	(2,233)		(72,597)
Closing net book amount	1,244	180,300	7,808	9,565	3,196	202,113
At 31 December 2002						
Cost	2,575	334,923	22,087	13,948	3,196	376,729
Accumulated amortisation	(1,331)	(154,623)	(14,279)	(4,383)	-	(174,616)
Net book amount	1,244	180,300	7,808	9,565	3,196	202,113
At 31 December 2001						
Cost	2,575	324,116	18,934	8,947	3,711	358,283
Accumulated amortisation	(1,073)	(96,054)	(10,163)	(2,783)	-	(110,073)
Net book amount	1,502	228,062	8,771	6,164	3,711	248,210

The Company holds a licence for provision of fixed, long distance and international telecommunication services, also including data transmission in Lithuania. The licence also provides the right to construct and develop the network for provision of the above-mentioned services. The licence was issued on 31 October 1997, amended in June 1998 and is valid until 31 October 2007. The cost of the licence amounted to LTL 1,691 thousand and accumulated amortisation to LTL 874 thousand as at 31 December 2002.

8 Intangible assets (continued)

The subsidiary UAB Comliet holds the licence granted on 31 October 1997 for rights to operate NMT 450 mobile cellular network. The licence is valid until 31 October 2007. The Group uses NMT 450 network to provide wireless local loop (WLL) to the customers in remote areas and for inter-group communication needs. The cost of the licence amounted to LTL 884 thousand and accumulated amortisation amounted to LTL 457 thousand as at 31 December 2002.

COMPANY	Licences	Software	Other intangible assets	Assets in the course of construction	Total
Year ended 31 December 2002					
Opening net book amount	986	214,459	5,789	3,711	224,945
Additions	-	73	-	23,731	23,804
Transfers from assets in the course of construction	-	18,622	5,623	(24,245)	-
Disposals and write-offs	-	(794)	(5)	-	(799)
Amortisation charge	(169)	(62,117)	(1,898)	-	(64,184)
Closing net book amount	817	170,243	9,509	3,197	183,766
At 31 December 2002					
Cost	1,691	316,461	13,840	3,197	335,189
Accumulated amortisation	(874)	(146,218)	(4,331)	-	(151,423)
Net book amount	817	170,243	9,509	3,197	183,766
At 31 December 2001					
Cost	1,691	305,824	8,241	3,711	319,467
Accumulated amortisation	(705)	(91,365)	(2,452)	-	(94,522)
Net book amount	986	214,459	5,789	3,711	224,945

9 Investments in subsidiaries and associates

	COMPANY	
	2002	**2001**
At the beginning of year	221,206	209,558
Establishment, acquisition of subsidiaries and associate	2,690	660
Partial disposal of subsidiaries	(1,584)	-
Goodwill amortisation	(3,787)	(3,696)
Share of results of subsidiaries before tax	21,467	2,423
Share of results of associates before tax	337	-
Share of tax of subsidiaries and associates (Note 5)	(3,259)	12,242
Other movements	223	19
At end of year	237,293	221,206

10 Investments in associates

	GROUP	
	2002	2001
At the beginning of year	203	10
Establishment, acquisition of associates	406	193
Share of results of associates before tax	337	-
Share of tax (Note 5)	(67)	-
At end of year	879	203

11 Assets held for sale

	GROUP		COMPANY	
	2002	2001	2002	2001
At the beginning of year	29,498	-	29,498	-
Assets disposed	(1,864)	-	(1,864)	-
Reclassification from (to) property, plant and equipment (Note 7)	(17,442)	29,498	(17,442)	29,498
At end of year	10,192	29,498	10,192	29,498

12 Receivables, prepayments and accrued revenue

	GROUP		COMPANY	
	2002	2001	2002	2001
Trade receivables from business and residents	134,214	140,694	126,316	146,857
Provision for doubtful receivables	(35,545)	(23,794)	(35,240)	(23,364)
Loans to subsidiaries	-	-	2,540	83,420
Accrued revenues (residential sector and interconnection)	40,987	74,682	40,987	74,682
Prepaid expenses and other receivables	10,537	18,222	11,404	12,632
	150,193	209,804	146,007	294,227

The Group's historical experience in collection of accounts receivable falls within the recorded provisions.

In 2002 the Company and the Group accounted for accrued revenues and accrued liabilities from interconnection with domestic and foreign operators on a net basis. To comply with current year presentation comparative figures of accrued revenues in the Group and Company were netted against accrued liabilities. This resulted in a decrease of accrued revenues and accrued liabilities in the Group and the Company comparative figures of some LTL 29,000 thousand.

13 Cash and cash equivalents

	GROUP		COMPANY	
	2002	2001	2002	2001
Cash in hand and at bank	81,198	45,531	55,518	40,490
Restricted cash	2,561	2,371	2,561	2,371
	83,759	47,902	58,079	42,861

Restricted cash includes short-term deposits in AB Vilniaus Bankas and AB Hansa-LTB amounting to LTL 2,561 thousand (2001: LTL 2,371 thousand) relating to loans granted by the above-mentioned banks to the Group's employees to finance purchase or reconstruction of private apartments.

14 Share capital and treasury shares

Authorised share capital comprises 814,912,759 ordinary shares and 1 special share of LTL 1 par value each. All shares are fully paid. There were no changes in share capital during 2001 and 2002.

Dividends per share paid in 2002 and relating to 2001 amounted to LTL 0.11. There were no dividends proposed or declared for 2002 as at the date of approval of these financial statements.

According to the agreement signed by the State Property Fund, the Company and Amber Teleholding A/S on 7 July 1998, the General Meeting of Shareholders assigned the status of a special share to one of the shares owned by the State Property Fund on 26 April 2000. The special rights attached to this share outlined in the Company's By-laws expired on 1 January 2003.

In September 2002 AB Lietuvos Telekomas acquired from its subsidiary UAB Lintel all the shares of UAB Lintkom. No gain or loss on sale of these share were recognised in the UAB Lintel financial statements. As a result of this transaction the Company owns 100% of shares of UAB Lintkom and UAB Lintkom owns 4.67% shares of the Company. As UAB Lintkom is a dormant subsidiary, the shares of AB Lietuvos Telekomas owned by UAB Lintkom are considered to be treasury shares and directly deducted from the shareholders' equity at their purchase cost of LTL 120,000 thousand in the Company's balance sheet as at 31 December 2002.

15 Legal reserve

Legal reserve is a compulsory reserve under Lithuanian legislation. Annual transfers of 5% of distributable profits calculated in accordance with Lithuanian regulatory legislation on accounting are compulsory until the reserve reaches 10% of the share capital.

16 Trade, other payables and accrued liabilities

	GROUP		COMPANY	
	2002	2001	2002	2001
Trade payables	28,711	59,782	42,792	93,265
Taxes, salaries and social security payable	62,107	16,279	49,495	14,180
Accrued liabilities and provisions	27,361	36,551	24,548	36,595
Derivative instruments (Note 19)	32,890	-	32,890	-
Other payables	2,701	4,618	2,141	4,531
	153,770	117,230	151,866	148,571

The comparative figure of accrued liabilities and provisions is LTL 29,000 less than previously reported due to the effect of netting against accrued revenue. For further details see Note 12.

In 2001 the Company approved and announced the plan for restructuring of Customer Service, Network, Services Implementation and Maintenance Departments. As at 31 December 2001 the Company formed an accrual relating to redundancy costs totalling LTL 10,300 thousand in respect of the above-mentioned restructuring. The provision was fully utilised during 2002.

17 Borrowings

	GROUP		COMPANY	
	2002	2001	2002	2001
Current				
Current portion of long-term bank borrowings	166,779	127,151	166,779	127,151
Loans from subsidiaries	-	-	43,500	6,000
Bonds	12,000	-	12,000	-
Finance lease liabilities	20	-	-	-
	178,799	127,151	222,279	133,151
Non-current				
Long-term bank borrowings	44,108	283,177	44,108	283,177
Bonds	150,000	162,000	150,000	162,000
Finance lease liabilities	122	-	-	-
	194,230	445,177	194,108	445,177
Total borrowings	373,029	572,328	416,387	578,328

The interest rate on the LTL 12,000 thousand bonds issued in local currency is 12%. Long-term bonds of LTL 150,000 thousand are redeemable at par in March 2004. The Company pays a coupon of 10.15% on these bonds.

The bank borrowings of LTL 36,058 thousand (2001: LTL 54,004 thousand) are received with the Lithuanian Government's guarantee.

Maturities of non-current borrowings (excluding finance lease liabilities) are disclosed below:

	GROUP		COMPANY	
	2002	2001	2002	2001
Between 1 and 2 years	176,570	230,330	176,570	230,330
Between 2 and 5 years	17,538	202,847	17,538	202,847
Over 5 years	-	12,000	-	12,000
	194,108	445,177	194,108	445,177

As at 31 December 2002 the Group has undrawn committed borrowing facilities expiring within one year amounting to LTL 49,655 thousand (2001: nil).

18 Deferred income taxes

	GROUP		COMPANY	
	2002	**2001**	**2002**	**2001**
At beginning of year	136,191	179,443	114,916	145,722
Income statement charge (Note 5)	(22,347)	(43,252)	(21,305)	(30,806)
At end of year	113,844	136,191	93,611	114,916

19 Financial instruments

As at 31 December 2002 the Company's and the Group's borrowings denominated in US dollars comprised USD 46,951 thousand or LTL 155,473 thousand. As at 1 February 2002 the Company entered into several swap contracts. According to these contracts denomination of the Company's borrowings in US dollars was swapped to Euro.

20 Minority interest

	GROUP	
	2002	**2001**
At the beginning of year	-	-
Acquisition of subsidiaries	1,187	4
Partial disposal of subsidiaries	400	-
Minority share of net profit of subsidiaries	767	(4)
At end of year	2,354	-

21 Subsequent events

On 5 July 2002, a new Law on Telecommunication was enacted and from 1 January 2003 it came into force. According to the old Law on Telecommunication and the Company's licence, AB Lietuvos Telekomas had an exclusive right to install and provide fixed line telephony services in Lithuania until 31 December 2002.

According to the new Law on Telecommunication, since 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is declared as an operator with significant market power (SMP) in the public fixed telephony service market, leased line market and interconnection service market.

On 13 January 2003 UAB Comliet and Sonex Group signed a Memorandum of Understanding. According to the Memorandum, UAB Comliet intends to acquire a 100 percent stake in UAB Sonex Komunikacijos, a company owned by Sonex Group.

Management



Board of Directors

Jaakko Nevanlinna,
Member of the Board

Mikko Pirinen,
Member of the Board

Matti Hyyrynen,
Member of the Board

Timo Virtanen,
Member of the Board

Ingmar Jonsson,
Member of the Board

Kannet Radne,
Member of the Board

Gintautas Žintelis,
Chairman of the Board

Morgan Ekberg,
Member of the Board

Andrius Šukys,
Member of the Board (missing)

Administration

Tapio Paarma



Born in 1948.

MSc in Community Planning.

General Manager and President of AB Lietuvos Telekomas since 8 July 1998. On 30 April 2003, he will leave the position of General Manager. Until 31 December 2003 he will work as Senior Advisor to the Company.

Chairman of the Board of Directors of UAB Baltijos Informacinių Duomenų Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Voicecom, VšĮ Lietuvos Telekomo Sporto Klubas and Datu Tikli SIA, Latvia, as well as a member of the Board of Directors of UAB Baltijos Telekomunikacijų Konsultacinis Centras. Chairman of the Supervisory Board of Telegrupp AS, Estonia.

Holder of 160,000 shares of AB Lietuvos Telekomas (as of 31 December 2002).

Romualdas Degutis



Born in 1961.

Diploma in Electrical Connections Engineering Studies.

Executive Vice-president of AB Lietuvos Telekomas. He has been working for the Company since 1984.

Member of the Board of Directors of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel and UAB Lintkom.

Holder of 10,866 shares of AB Lietuvos Telekomas (as of 31 December 2002).

Jan-Erik Elsérius



Born in 1943.

BA in Management Science, Managerial Economics, Political Economy and Science and Statistics.

Chief Financial Officer and Director of the Finance Department of AB Lietuvos Telekomas since 29 March 1999.

General Manager of UAB Lintkom, a member of the Board of Directors of UAB Baltijos Informacinių Duomenų Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Voicecom and VšĮ Lietuvos Telekomo Sporto Klubas.

Holder of 70,000 shares of AB Lietuvos Telekomas (as of 31 December 2002).

Contact Information

AB Lietuvos Telekomas
Savanorių ave. 28
LT-2600 Vilnius, Lithuania
Tel: +370 46 48 15 11
Fax: +370 5 212 66 65
www.telecom.lt

UAB Comliet
Palangos str. 4
LT-2001 Vilnius, Lithuania
Tel: + 370 5 213 12 21
Fax: + 370 5 213 11 39
www.comliet.com

UAB Lietuvos Telekomo Verslo Sprendimai
Galvydžio str. 7/Žygio str. 97
LT-2042 Vilnius, Lithuania
Tel: +370 5 273 09 70
Fax: +370 5 273 09 59

UAB Lintel
Galvydžio str. 7/Žygio str. 97
LT-2042 Vilnius, Lithuania
Tel: +370 5 236 83 02
Fax: +370 5 278 87 61
www.lintel.lt

UAB Lintkom
Galvydžio str. 7/Žygio str. 97
LT-2042 Vilnius, Lithuania
Tel: +370 5 236 72 09
Fax:+370 5 231 38 60

VšĮ Lietuvos Telekomo Sporto Klubas
Savanorių ave. 28
LT-2600 Vilnius, Lithuania
Tel: + 370 5 216 34 36
Fax: + 370 5 231 36 50
www.telecomsportclub.lt

UAB Baltijos Informacinių Duomenų Valdymo Centras
Žirmūnų str. 141
LT-2012 Vilnius, Lithuania
Tel: +370 5 274 83 60
Fax: +370 5 278 33 99

UAB Voicecom
Eigulių str. 14
LT-2600 Vilnius, Lithuania
Tel: +370 5 238 88 37
Fax: +370 5 238 88 39
www.voicecom.lt

UAB Verslo Portalas
A. Goštauto str. 12a
LT-2001 Vilnius, Lithuania
Tel: +370 5 268 36 40
Fax: +370 5 268 34 41
www.verslas.com

UAB TietoEnator Consulting
Žirmūnų str. 141
LT-2012 Vilnius, Lithuania
Tel: +370 5 274 82 04
Fax: +370 5 278 33 88

Information to Investors

Annual General Meeting of Shareholders

The annual General Meeting of AB Lietuvos Telekomas' Shareholders will be held at the Karolina hotel, Sausio 13-osios str. 2, Vilnius, Lithuania, at 3 p.m. on Monday, 28 April 2003.

Dividends

Dividends will be paid to the shareholders who on the dividend record day, 28 April 2003, i.e. the day of the annual General Meeting of Shareholders, will be on the Shareholders' List of the Company.

In 2002, the National Stock Exchange of Lithuania changed a number of provisions in its Trading Rules. The amended Rules stipulate that the right of ownership of securities transferred via transactions on the central market shall be passed on the day of settlement for the transaction on the central market, i.e. the third business day after conclusion of the transaction.

The Lithuanian Company Law provides that dividends shall be paid within 3 months from the day of making the decision on the profit distribution. Following the Lithuanian legislation, dividends for the year 2002 are subject to the withholding tax of 15 per cent.

Financial Reports

The Annual Report of Lietuvos Telekomas for the year 2002 in the English and Lithuanian languages as well as other Company's financial reports and press releases are available online at: www.telecom.lt.

Equity Research

The following banks and securities brokerage houses analysed Lietuvos Telekomas as a portfolio investment in 2002:

CA IB
Tel: +44 20 7309 7840

Credit Suisse First Boston
Tel: + 44 20 7888 8024

Eesti Ühispank
Tel: +372 6 656 645

Hansabank Markets
Tel: + 372 6 131 670

Schroder Salomon Smith Barney
Tel: + 44 20 7986 4169

Suprema Securities
Tel: + 372 6 405 700

Trigon Capital
Tel: + 372 6 679 200

Vilniaus Bankas
Tel: + 370 5 268 24 27

Williams de Broë
Tel: + 44 20 7588 8774

Investor Relations

Darius Džiaugys, Senior Specialist
Tel: + 370 5 236 78 78
e-mail: darius.dziaugys@telecom.lt



AB Lietuvos Telekomas
Prospectus - report for the year 2002

(Prepared according to the Rules on Periodic Disclosure of Information about Issuers' Activities and their Securities approved by the Securities Commission of Lithuania)


LIETUVOS TELEKOMAS

Table of contents

1. Accountable period for which the yearly prospectus - report has been prepared 4
2. Main data about the Issuer 4
3. Nature of the Issuer's core business 4
4. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media 4
5. Persons responsible for the accuracy of information in the report 5
6. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation 5
7. The Issuer's share capital 6
7.1. Share capital registered in the companies' register 6
7.2. Information about projected increase of the share capital by conversion or swap of issued debentures or derivatives into shares 6
8. Shareholders 6
9. Basic characteristics of shares issued into public circulation of securities 7
10. Information about the shares, which are registered and placed for non-public circulation of securities 8
11. Information about depository receipts issued on the basis of shares 8
12. The main characteristics of debt securities issued into public circulation of securities 9
13. Information about debt securities, which are registered and placed for non-public circulation of securities 9
14. Securities, which do not certify the participation in the share capital, but which circulation is regulated by the Law on Public Trading, except debt securities 10
15. Securities included into trading lists of stock exchanges 11
16. Trading in Issuer's securities on stock exchanges and other organised markets 11
17. Market capitalisation of securities 13
18. Trading in Issuer's securities outside the stock exchange 13
19. Information about the buy-back of its own shares by the Issuer 13

20. Announcement of the official tender offer 13
21. Issuer's paying agents 13
22. Agreements with intermediaries of public trading in securities 13
23. Legal basis for Issuer's activities 14
24. Membership in associated structures 14
25. Brief description of the Issuer's history 14
26. Characteristics of the production (services) 15
27. Sales markets 26
28. Procurement 27
29. Real estate and other fixed assets 27
30. Risk factors associated with the Issuer's activities 27
31. Termination or reduction of production, which has had a material impact on the Issuer's results during the last two fiscal (business) years 28
32. Patents, licences, contracts 28
33. Litigation and arbitration 28
34. Personnel 28
35. Investment policy 31
36. Competitors 35
37. Dividends paid 35
38. Financial reports 36
38.1. Balance Sheet (in thousand of litas) 36
38.2. Profit (Loss) Statement (in thousand of litas) 37
38.3. Cash Flow Statement (in thousand of litas) 38
38.4. Profit (Loss) Allocation Statement (in litas) 39
39. Comments of Financial Statements 40
40. Report prepared by the Issuer's Board or other managing body 44
41. Audit – related information 47
42. Members of the managing bodies 48
43. Information about remunerations and loans to members of the managing bodies 51
44. Transactions with related parties 51
45. Recent events in the Issuer's activities 52
46. Material events in the Issuer's activities 54
47. Business strategy and its foreseen changes during the next financial (economic) year 56

I. GENERAL PROVISIONS

1. Accountable period for which the yearly prospectus - report has been prepared

Year 2002.

2. Main data about the Issuer

Name of the Issuer	AB Lietuvos Telekomas
Authorised capital	814,912,760 litas
Registered office	Savanoriu ave. 28, 2600 Vilnius, Lithuania
Telephone number	+370 46 48 15 11
Fax number	+370 5 212 66 65
E-mail address	info@telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economy of the Republic of Lithuania
Registration No.:	BI 98 - 195
Code in the Register of Enterprises	2121543
Administrator of the Register	State Enterprise Centre of Registers
Internet address	www.telecom.lt

3. Nature of the Issuer's core business

The main business of AB Lietuvos Telekomas is provision of telecommunications services.

The Licence No. 174/97 issued by the Ministry of Transport and Communications of the Republic of Lithuania grants the right to the Company to provide the following telecommunications services: international, long-distance and local public fixed-line telephony services, telegraph and telex services, data communication services, wired radio broadcasting services, construction and operation of the public telecommunications network used for provision of the above-mentioned services.

The Lithuanian Law on Telecommunications granted the Company an exclusive right to be the only operator and provider of public fixed telephony services until 31 December 2002.

4. Information about where and how it is possible to get acquainted with the report and other documents on the basis whereof it was prepared and the name of the means of the mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas' headquarters at Savanoriu ave. 28, Vilnius, on business days from 8 a.m. till 5 p.m.

All material events concerning the Company's activities as well as information about the time and place of the General Meeting of Shareholders, other notices to be given to the shareholders and other persons shall be published in the Lietuvos Rytas daily or Respublika daily following the procedure established by the laws of the Republic of Lithuania.

5. Persons responsible for the accuracy of information in the report

5.1. Members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Kjell-Ove Blom, General Manager and President of AB Lietuvos Telekomas
tel. +370 5 236 76 00, fax. +370 5 212 66 65.

Jan-Erik Elserius, Director of the Finance Department and Chief Financial Officer of AB Lietuvos Telekomas, tel. +370 5 236 76 03, fax. +370 5 231 38 60.

5.2. ------------

6. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of this report that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

AB Lietuvos Telekomas represented by General Manager and President Kjell-Ove Blom and Director of the Finance Department and Chief Financial Officer Jan-Erik Elserius hereby confirms that information contained in this report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities as well as on the market price of those securities and their valuation.

General Manager and President of
AB Lietuvos Telekomas .... Kjell-Ove Blom

29 May 2003

Seal

Director of the Finance Department and
Chief Financial Officer of AB Lietuvos
Telekomas .... Jan-Erik Elserius

29 May 2003

The report is prepared in Vilnius, May 2003.

II. INFORMATION ABOUT THE ISSUER'S SHARE CAPITAL AND ISSUED SECURITIES

7. The Issuer's share capital

7.1. Share capital registered in the companies' register

The share capital of AB Lietuvos Telekomas registered in the companies' register is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas' share capital as of 31 December 2002 was as follows:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Part in the share capital (%)
Ordinary registered shares (ORS)	814,912,759	1	814,912,759	>99.99
Special share	1	1	1	<0.01
Total:	814,912,760	-	814,912,760	100.00

All shares of AB Lietuvos Telekomas are paid for.

Due to expiration of the term of the Company's Special Share on 1 January 2003 and following the provisions of the laws and other legal acts of the Republic of Lithuania, the General Meeting of Shareholders held on 28 April 2003 decided to cancel the status of the Company's special share and convert it into the Company's ordinary registered share.

7.2. Information about projected increase of the share capital by conversion or swap of issued debentures or derivatives into shares

----

8. Shareholders

The following shareholders hold more than 5 per cent of the Company's share capital on the day of the ordinary General Meeting of Shareholders held on 28 April 2003:

Name and surname of the shareholder (name of enterprise, type and registered office, code in the register of enterprises)	Number of ordinary registered shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, Bredgade 26, Copenhagen, DK-1260, Denmark, no. 244.793 (a)	488,947,656	60.00	62.94	--
The State represented by the State Property Fund, Vilniaus st 16, LT-2001 Vilnius, register code 1007315	74,716,404 (b)	9,17	9,62	--

NOTES: (a) From 9 December 2002 Amber Teleholding A/S is a fully owned subsidiary of TeliaSonera AB; (b) Including the Special share.

As of 31 December 2002, the total number of AB Lietuvos Telekomas' shareholders was 9,440. The number of shareholders on the day of the last General Meeting of Shareholders, which was held on 28 April 2003, was 9,130.

As of 31 December 2002, UAB Lintkom, a daughter company of AB Lietuvos Telekomas, held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital. Following the Lithuanian Company Law, AB Lietuvos Telekomas' shares held by UAB Lintkom are considered as treasury stocks.

9. Basic characteristics of shares issued into public circulation of securities

Shares of AB Lietuvos Telekomas issued into public circulation of securities:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issued into circulation
Ordinary registered shares	814,912,759	1	814,912,759	During reorganisation of the state enterprise into the stock company

On 20 June 1997, for public circulation the Lithuanian Securities Commission registered 814,912,760 ordinary registered shares of AB Lietuvos Telekomas, par value of one litas each (Act No. AB-3920). Shares were issued during the reorganisation of the state enterprise Lietuvos Telekomas into the stock company Lietuvos Telekomas.

On 6 August 1999, the Lithuanian Securities Commission annulled the registration of 40,465,212 ordinary registered shares (Certificate No. AB-45) and registered 40,465,212 ordinary registered employees' shares (Act No. AB-4595). Shares are registered following the Lithuanian Law on Privatisation of State and Municipal Property, AB Lietuvos Telekomas Privatisation Program announced on 11 May 1998 and Resolution of AB Lietuvos Telekomas' General Meeting of Shareholders held on 29 July 1999. The circulation of employees' shares was restricted (owners of employees' shares could not sell or otherwise transfer shares into the ownership of any person, who was not granted the right to acquire such shares, within one year after the day of shares' acquisition).

On 1 June 2000, the Lithuanian Securities Commission annulled the registration of one ordinary registered share (Certificate No. AB-181) and registered one special share for non-public circulation (Act No. AB-4713).

On 17 August 2000, the Lithuanian Securities Commission annulled the registration of 40,465,212 employees' shares (Certificate No. AB-222) and registered 40,465,212 ordinary registered shares for public circulation from 23 August 2000. On 5 July 2000, AB Lietuvos Telekomas' General Meeting of Shareholders resolved to convert 40,465,212 employees' shares into ordinary registered shares. The amendments to the Company's By-laws concerning conversion of employees' shares into ordinary registered shares were registered on 23 August 2000.

On 28 April 2003, the General Meeting of Shareholders decided to cancel the status of the Company's special share and convert it into the Company's ordinary registered share. The Company has submitted an application to the Securities Commission of Lithuania to annul registration of the special share and to register one ordinary registered share for public circulation.

10. Information about the shares, which are registered and placed for non-public circulation of securities

Shares of AB Lietuvos Telekomas, which are issued for non-public circulation of securities:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issued into circulation
Special share	1	1	1	During the privatisation of the Company

On 1 June 2000, the Lithuanian Securities Commission annulled the registration of one ordinary registered share (Certificate No. AB-181) and registered circulation one special share for non-public (Act No. AB-4713).

On 26 April 2000, the General Meeting of the Company's Shareholders resolved to grant a status of the special share to one ordinary registered share owned by the State and held by the state enterprise State Property Fund, which acts as a trustee. It has been established that the status of the special share will come into force immediately after the part of all AB Lietuvos Telekomas' ordinary registered shares issued at that time owned by the State and held by the state enterprise State Property Fund, which acts as a trustee, becomes less than 25 per cent, and, therefore, the state enterprise State Property Fund will cease exercising the blocking minority rights following the Lithuanian Company Law. The By-laws of the Company, which were amended on 5 July 2000 by the resolution of the General Meeting of Shareholders and registered on 26 July 2000, provide that from 1 January 2003 or if the special share is transferred to an entity, which is not a Lithuanian state institution or enterprise, special non-property rights granted by such share will be automatically forfeited and the special share becomes an ordinary registered share.

Untill 1 January 2003, the holder of the special share had the following rights: (1) to veto resolutions of the General Meeting of Company's Shareholders on the status of the special share, termination, reorganisation or liquidation of the Company's activities, (2) to express its opinion on any agenda issue of the General Meeting of Shareholders (3) to convene the General Meeting of Shareholders and propose the agenda issues for such a meeting.

On 28 April 2003, the General Meeting of Shareholders decided to cancel the status of the Company's special share and convert it into the Company's ordinary registered share. The Company has submitted an application to the Securities Commission of Lithuania to annul registration of the special share and to register one ordinary registered share for public circulation.

11. Information about depository receipts issued on the basis of shares

On 12 June 2000, after sell-off of 203,728,190 ordinary registered shares, which were owned by the State, during the Initial Public Offering by the state enterprise State Property Fund, AB Lietuvos Telekomas launched the Global Depository Receipt (GDR) program.

According to the program, one Lietuvos Telekomas' GDR represents ten ordinary registered shares of AB Lietuvos Telekomas. The program's Depository is Deutsche Bank Trust Company Americas (former known as Bankers Trust Company), 4 Albany Street, New York, NY 10006, USA.

Lietuvos Telekomas' GDR are listed on the Official List of the UK Listing Authority and are quoted on the Stock Exchange Automated Quotations System ("SEAQ International") operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of Nasdaq Stock Market Inc.

Number of deposited shares of AB Lietuvos Telekomas and number of depository receipts:

Date	Number of shares	Number of GDRs
31 March 2001	139,722,900	13,972,290
30 June 2001	137,738,140	13,773,814
30 September 2001	136,462,140	13,646,214
31 December 2001	127,759,890	12,775,989
31 March 2002	122,849,890	12,284,989
30 June 2002	123,617,950	12,361,795
30 September 2002	123,867,950	12,386,795
31 December 2002	118,537,950	11,853,795
28 April 2003	111,837,950	11,183,795

12. The main characteristics of debt securities issued into public circulation of securities

----

13. Information about debt securities, which are registered and placed for non-public circulation of securities

Debt securities of AB Lietuvos Telekomas, which are issued for non-public circulation of securities:

Name of security	Number	Nominal value (in litas)	Total nominal value (in litas)	Securities' registration number
10-year registered bonds with an annual coupon of 12 per cent	12,000	1,000	12,000,000	A54011422

On 28 September 2000, for non-public circulation the Lithuanian Securities Commission registered the issue of 12,000 ten-year book-entry registered bonds, par value of 1,000 litas each, with an annual coupon of 12 per cent (Act No. AB-4791).

The whole issue was placed on 12 October 2000. On each annual coupon payment day – each year on 13 October starting with 2001 untill 2010 - bondholders have a right to receive 120 litas (interest) for each bond. The issue shall be redeemed on 13 October 2010 at the nominal value if the Company or investors do not exercise the premature redemption or sell-off rights. The Company paying the premium has the right to redeem the bonds on 29 August 2003 without a separate consent from investors. In case that the EU monetary unit euro is approved as the local currency in the Republic of Lithuania, the Company is eligible to redeem and investors to sell the bonds prior 13 October 2010.

On 14 October 2002, AB Lietuvos Telekomas paid annual coupons for the total amount of 1,440,000 litas to the bondholders.

14. Securities, which do not certify the participation in the share capital, but which circulation is regulated by the Law on Public Trading, except debt securities

----

III. INFORMATION ABOUT SECONDARY CIRCULATION OF SECURITIES ISSUED BY THE ISSUER

15. Securities included into trading lists of stock exchanges

The following securities of AB Lietuvos Telekomas are included into the Official List of the National Stock Exchange of Lithuania:

Type of shares	Number of shares	Nominal value (in litas)	Total nominal value (in litas)	Issue Code
Ordinary registered shares	814,912,759	1	814,912,759	12391

From 16 June 2000, no more than 28,549,990 Lietuvos Telekomas' Global Depository Receipts (1 GDR represents 10 ORS) are admitted to the Official List of the UK Listing Authority and could be quoted on the Stock Exchange Automated Quotations System ("SEAQ International") operated by the London Stock Exchange. Lietuvos Telekomas GDRs could be traded on the PORTAL market, a subsidiary of the Nasdaq Stock Market Inc.

16. Trading in Issuer's securities on stock exchanges and other organised markets

Trading in AB Lietuvos Telekomas' ordinary registered shares on the Central Market of the National Stock Exchange of Lithuania:

Period	Price (in litas)		Turnover (in litas)	
	Highest	Lowest	Biggest	Smallest
01/01/2001 - 31/03/2001	2.37	1.85	706,460	0
01/04/2001 - 30/06/2001	1.92	1.51	540,653	0
01/07/2001 - 30/09/2001	1.55	1.09	265,651	0
01/10/2001 - 31/12/2001	1.36	1.16	652,230	0
01/01/2002 - 31/03/2002	1.52	1.17	645,908	3,823
01/04/2002 - 30/06/2002	1.53	1.12	547,620	0
01/07/2002 - 30/09/2002	1.16	0.80	371,224	3,270
01/10/2002 - 31/12/2002	0.98	0.75	376,685	0

Period	Last session		Total turnover	
	Price (in litas)	Turnover (in litas)	Number of shares	In litas
01/01/2001 - 31/03/2001	1.92	445,051	5,549,982	11,799,377
01/04/2001 - 30/06/2001	1.55	56,047	3,470,732	6,251,647
01/07/2001 - 30/09/2001	1.22	45,728	3,191,937	4,145,506
01/10/2001 - 31/12/2001	1.25	38,250	7,311,367	9,015,868
01/01/2002 - 31/03/2002	1.52	182,692	7,031,992	8,963,283
01/04/2002 - 30/06/2002	1.13	13,536	2,678,857	3,615,699
01/07/2002 - 30/09/2002	0.84	40,838	3,928,220	3,871,557
01/10/2002 - 31/12/2002	0.90	15,338	4,112,357	3,663,126

Block trading in AB Lietuvos Telekomas' ordinary registered shares:

Period	Average price (in litas)	Total turnover	
		Number of shares	In litas
01/01/2001 – 31/03/2001	1.73	2,154,486	3 736,943
01/04/2001 – 30/06/2001	1.86	5,676,033	10,534,445
01/07/2001 – 30/09/2001	1.44	4,628,892	6,686,729
01/10/2001 – 31/12/2001	2.26	1,288,698	2,916,861
01/01/2002 – 31/03/2002	1.34	1,500,000	2,017,200
01/04/2002 – 30/06/2002	1.08	147,899	159,489
01/07/2002 – 30/09/2002	2.49	490,072	1,218,662
01/10/2002 – 31/12/2002	1.07	2,008,240	2,139,754

Trading in Lietuvos Telekomas' Global Depository Receipts on SEAQ International operated by the London Stock Exchange:

Period	Price (in US dollars)		Turnover (in GBP)	
	Highest	Lowest	Biggest	Smallest
01/01/2001 – 31/03/2001	5.925	4.625	233,240	0
01/04/2001 – 30/06/2001	4.850	4.100	125,876	0
01/07/2001 – 30/09/2001	4.100	2.925	74,395	0
01/10/2001 – 31/12/2001	3.375	2.875	1,177,947	0
01/01/2002 – 31/03/2002	3.875	2.975	1,819,278	0
01/04/2002 – 30/06/2002	3.875	3.175	1,072,967	0
01/07/2002 – 30/09/2002	3.275	2.575	804,306	0
01/10/2002 – 31/12/2002	2.750	2.150	285,543	0

Period	Last session		Total turnover	
	Price (in USD)	Turnover (in GBP)	Number of GDRs	In GBP
01/01/2001 – 31/03/2001	4.650	32 586	303,183	1,097,263
01/04/2001 – 30/06/2001	4.100	0	349,240	1,072,631
01/07/2001 – 30/09/2001	3.125	74 026	171,750	380,895
01/10/2001 – 31/12/2001	2.975	0	3,070,456	6,340,877
01/01/2002 – 31/03/2002	3.875	0	3,627,454	8,352,307
01/04/2002 – 30/06/2002	3.225	0	1,139,750	2,738,773
01/07/2002 – 30/09/2002	2.575	0	697,250	1,285,884
01/10/2002 – 31/12/2002	2.700	0	858,428	1,286,350

17. Market capitalisation of securities

Capitalisation of AB Lietuvos Telekomas' ordinary registered shares traded on the National Stock Exchange of Lithuania:

Date	Number of shares	Central market price (in litas)	Capitalisation (in litas)
31 March 2002	814,912,759	1.52	1,238,667,394
30 June 2002	814,912,759	1.13	920,851,418
30 September 2002	814,912,759	0.84	684,526,718
31 December 2002	814,912,759	0.90	733,421,483

18. Trading in Issuer's securities outside the stock exchange

----

19. Information about the buy-back of its own shares by the Issuer

On 12 June 2000, during the Initial Public Offering UAB Lintkom acquired 12,698,412 ordinary registered shares of AB Lietuvos Telekomas (1 share price was LTL 3.15) and 2,539,683 Lietuvos Telekomas' Global Depository Receipts (1 GDR price was USD 7.875) (1 Lietuvos Telekomas' GDR represents 10 ordinary registered shares of the Company). Overall, UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' share capital.

In September 2002, Lietuvos Telekomas acquired all shares of UAB Lintkom from UAB Lintel. Following the Lithuanian Company Law, Lietuvos Telekomas' shares held by UAB Lintkom are considered as treasury stocks.

As of 31 December 2002, UAB Lintkom held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Lietuvos Telekomas' GDRs, i.e. 4.67 per cent of Lietuvos Telekomas' share capital.

AB Lietuvos Telekomas has never acquired any shares from the management of Lietuvos Telekomas.

20. Announcement of the official tender offer

----

21. Issuer's paying agents

On 19 December 2000, AB Lietuvos Telekomas and Lithuanian Central Depository of Securities, Konstitucijos ave. 41, 2662 Vilnius, phone +370 5 272 34 66, fax +370 5 272 16 76, signed an agreement on general accounting of the Company's bonds issue (Securities Registration Act No. AB-4791), accounting of their circulation, control for matching of bonds and payments circulation.

22. Agreements with intermediaries of public trading in securities

On 1 December 2000, AB Lietuvos Telekomas and AB Vilniaus Bankas, Gedimino ave. 12, 2600 Vilnius, made an agreement on accounting of the Company's securities and services related to the accounting of securities.

IV. INFORMATION ABOUT THE ISSUER'S ACTIVITIES

23. Legal basis for Issuer's activities

In conducting its business AB Lietuvos Telekomas follows the Company Law, Law on Telecommunications, Law on Securities Market and other laws and legal acts of the Republic of Lithuania, Licence No. 174/97 issued by the Ministry of Transport and Communications of the Republic of Lithuania and Company's By-laws.

24. Membership in associated structures

After merger of Telia AB and Sonera Oy into one company - TeliaSonera AB - on 9 December 2002, Amber Teleholding A/S, the largest shareholder of AB Lietuvos Telekomas that hold 60 per cent of Lietuvos Telekomas' shares, became a fully owned subsidiary of TeliaSonera AB, and AB Lietuvos Telekomas became an indirectly owned subsidiary of TeliaSonera AB.

From 9 December 2002 financial statements of Lietuvos Telekomas' Group are consolidated into consolidated financial statements of TeliaSonera.

25. Brief description of the Issuer's history

The state enterprise Lietuvos Telekomas, which share capital was entirely owned by the State, was registered on 6 February 1992. The Company provided services of local, long-distance and international automatic telephone communication, telegraph and telex, wire radio broadcasting, sounding of public events, as well as other communication services on the whole territory of the Republic of Lithuania.

On 16 June 1997, by the resolution of the Government of the Republic of Lithuania, the state enterprise Lietuvos Telekomas was reorganised into the stock company Lietuvos Telekomas. The share capital of the Company (814,912,760 Litas) was fully owned by the State.

On 9 June 1998, the Law on Telecommunications of the Republic of Lithuania was passed. The Law granted Lietuvos Telekomas an exclusive right to provide fixed-line telephony services until 31 December 2002.

On 7 July 1998, the state enterprise State Property Fund sold 488,947,656 shares of AB Lietuvos Telekomas (60 per cent of the Company's share capital), which were owned by the State, to the consortium Amber Teleholding A/S (Denmark) established by Telia AB (Sweden) and Sonera OY (Finland).

During implementation of the privatisation programme of AB Lietuvos Telekomas in August 1999, 7,194 employees of the Company acquired from the State 40,465,212 ordinary registered employees' shares (4,97 per cent of the Company's share capital). On 23 August 2000, the employees' shares were converted into ordinary registered shares.

On 12 June 2000, during the Initial Public Offering the state enterprise State Property Fund sold 203,728,190 AB Lietuvos Telekomas' shares (25 per cent of the Company's share capital), which were owned by the State. Since then Lietuvos Telekomas shares are traded on the National Stock Exchange of Lithuania and Global Depository Receipts issued on the basis of the Company's shares are traded on the London Stock Exchange.

Pursuant to the new Law on Telecommunications, from 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.

26. Characteristics of the production (services)

Lietuvos Telekomas' Group is the largest telecommunications service provider in Lithuania. It had an exclusive right to provide fixed-line telephony and fixed-line network services until the end of 2002. Alongside fixed-line telephony services, AB Lietuvos Telekomas and its subsidiaries also provide Internet-related and data communication services, wholesale services for other local and international telecommunications operators and a wide range of other telecom - related services.

The revenue of AB Lietuvos Telekomas' Group:

	2002		2001		2000	
	in thousand of litas	%	in thousand of litas	%	in thousand of litas	%
Fixed-line telephony services:						
Subscription, installation and other charges	200,302	20.7	220,765	20.9	244,835	23.6
Domestic traffic revenue	384,324	39.7	477,712	45.1	431,664	41.6
International traffic revenue	61,403	6.3	81,834	7.7	104,916	10.1
Payphones	12,396	1.3	24,424	2.3	27,589	2.6
Fixed-line telephony revenue, total	658,425	68.0	804,735	76.0	809,004	77.9
Networks' interconnection services	144,930	15.0	137,780	13.0	119,955	11.5
Internet and data communication	103,910	10.7	67,996	6.4	40,315	3.9
Leased lines	16,912	1.7	25,285	2.4	20,454	2.0
Equipment sales and other revenue	44,035	4.6	22,670	2.2	48,849	4.7
Total revenue	968,212	100.0	1,058,466	100.0	1,038,577	100.0

The core business of the parent company, AB Lietuvos Telekomas, includes fixed-line telephony, data communication, fixed-line network, wholesale and Internet-related services. It also operates an Internet portal, *Takas.*

In 2002, UAB Comliet took over telecommunications network maintenance, service installation and fault elimination activities from Lietuvos Telekomas and became the largest subsidiary within the Group. In addition, Comliet provides such services as designing and construction of fixed-line and wireless telecommunications networks as well as installation and maintenance of low voltage networks.

During the year Comliet was also expanding its international activities. In May, Comliet acquired a 75 percent stake in the Latvian company, Datu Tikli SIA (25 per cent is owned by RBS Skals AS). In July, together with Merko Ehitus Ltd., Comliet acquired the Estonian company, Telegrupp AS. Comliet owns 55 per cent and Merko Ehitus - 45 per cent of Telegrupp's shares. Both subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks. At the end of the year, Comliet established a company in Kaliningrad region of the Russian Federation – Comliet-Kaliningrad. UAB Comliet holds 95 per cent of its shares.

In 2002, UAB Lietuvos Telekomo Verslo Sprendimai continued providing services and complex telecommunications solutions and began offering technical consultancy services on telecommunications issues to around 600 major business customers of Lietuvos Telekomas.

Key Lietuvos Telekomas' Group figures:

	2002	2001	2000
Revenue (in thousand of litas)	968,212	1,058,466	1,038,577
EBITDA (in thousand of litas)	503,610	564,372	523,621
EBITDA margin (%)	52.0	53.3	50.4
Depreciation, amortisation and impairment charge (in thousand of Litas)	381,668	381,567	321,453
Operating profit (EBIT) (in thousand of litas)	128,958	185,662	370.753 (a)
Operating profit EBIT margin (%)	13.3	17.5	35.7
Financial activities, net (in thousand of litas)	(39,855)	(46,999)	(37,735)
Profit before tax (in thousand of litas)	89,440	138,663	333,018
Net profit (in thousand of litas)	67,032	181,715 (b)	240,414 (c)
Net profit margin (%)	6.9	17.2	23.1
Return on capital employed (%)	5.2	7.8	19.8
Return on average assets (%)	3.4	8.7	11.7
Return on shareholders' equity (%)	5.5	15.1	21.6
Gearing (%)	23.7	42.4	43.3
Debt to equity ratio (%)	30.6	46.3	47.1
Current ratio (%)	75.0	118.2	81.3
Rate of turnover of assets (%)	48.8	50.4	50.5
Equity to assets ratio (%)	65.0	59.5	55.7
Cash flow from operating activities (in thousand of litas)	481,460	450,552	516,310
Personnel at the end of the year	4,531	5,749	6,357
Share book value (in litas)	1.57	1.59	1.48
Earnings per share (in litas)	0.09	0.23	0.30
Number of shares (thousand) (d)	776,818	776,818	793,830
Number of fixed lines in service	935,899	1,151,673	1,187,657
Penetration of lines per 100 residents (%) (e)	27.0	33.1	34.0
Digitisation rate (%)	87.6	65.0	46.5
Number of lines per full time employee, related to fixed telephony	253	217	197

NOTES: (a) Including 158,938 thousand litas gain from sales of UAB Bite GSM and UAB Mokejimo Korteliu Sistemos shares; (b) Net profit, excluding the effect of changes in deferred profit tax liabilities and impairment charge, was 119,877 thousand litas (c) Net profit excluding gain from sales of shares is 115,294 thousand litas; (d) excluding treasury stocks held by UAB Lintkom; (e) Calculated on the basis of the following population: in 2000 – 3,493 thousand, in 2001 – 3,482 thousand, in 2002 – 3,463 thousand.

EBITDA – earnings before interest, tax, depreciation and amortisation;

EBIT – earnings before interest and tax.

UAB Lintel retained the leading position on the directory inquiry service market with its Directory Inquiry Service 118 and became the main provider of Contact Centre and telemarketing services in Lithuania. Lintel also manages the property of Lietuvos Telekomas' Group. In 2002, UAB Lintel sold all shares of UAB Lintkom to AB Lietuvos Telekomas.

UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks). Shares were acquired during the Initial Public Offering (IPO) held in 2000.

In 2002, UAB Voicecom offered new Voice over IP (Internet Protocol) services, including a web-to- phone solution. AB Lietuvos Telekomas owns 60 per cent of Voicecom shares and Nexcom Telecommunication LLC (USA) holds 40 per cent of its shares.

Lietuvos Telekomas holds a 30 percent stake in UAB Verslo Portalas and UAB Verslo Zinios owns the rest of shares. In 2002, Verslo Portalas was engaged in developing the business-to-business portal *verslas.com*.

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Company's Information Systems Department. At the end of 2001, Lietuvos Telekomas established a subsidiary, UAB Baltijos Informaciniu Duomenu Valdymo Centras. Another subsidiary - UAB Baltijos Telekomunikaciju Konsultacinis Centras - was set up in March 2002. In May, Lietuvos Telekomas sold a 74 percent stake in Baltijos Telekomunikaciju Konsultacinis Centras and a 40 percent stake in Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator Oyj.

Baltijos Telekomunikaciju Konsultacinis Centras (in January 2003 renamed TietoEnator Consulting) provides companies in the Baltic region with high-value-added IT-related consultancy services. Baltijos Informaciniu Duomenu Valdymo Centras (the name is subject to change in the future) provides IT infrastructure management services to Lietuvos Telekomas and other major companies in Lithuania and the Baltic region. Both the companies started their activities on 1 June 2002.

Lietuvos Telekomas is a sole founder of the non-profit organisation VsI Lietuvos Telekomo Sporto Klubas.

Fixed telephony services

Voice Telephony Services

Voice telephony services include local, long distance, fixed-to-mobile and international call services provided for business and residential customers all over the country. At the end of 2002, Lietuvos Telekomas had around 936 thousand main lines in service, a decrease by 216 thousand lines on the year-on-year basis (85 thousand lines were disconnected due to the customers' debts). The decrease was mainly recorded in the residential customer segment, while the number of main lines used by business customers remained almost the same.

On 31 December 2002, the fixed-line penetration rate in Lithuania was 27.0 per cent (on 31 December 2001 it stood at 33.1 per cent).

In order to serve customers in rural and remote areas, Lietuvos Telekomas was employing GSM and NMT - 450 standard networks. At the end of 2002, by using these technologies the Company connected to its network almost 39 thousand lines.

The waiting list eased by 57.1 per cent from 9.1 thousand at the beginning of 2002 to 3.9 thousand at the end of the year.

Around 87.6 per cent of all Lietuvos Telekomas' subscriber lines in Lithuania are connected to digital exchanges. Nearly 92 per cent of business customers have lines connected to digital exchanges. In 2002, the Company completed digitalisation of its network in five biggest cities of Lithuania.

In 2002, the Company finalised rebalancing of its tariffs started after its privatisation in 1998. The last tariff rebalancing was done on 1 July 2002, including increasing of the subscription fee for residential customers, call set-up fee and peak-time tariff for a local call minute. International call tariffs were continuously decreased several times during the year, first of all, tariffs for calls to the European Union countries. The Company introduced different tariffs for calls to the mobile and fixed-line networks of EU Member States. Furthermore, Lietuvos Telekomas cut down its tariffs for calls to neighbouring countries Latvia and Poland. Special prices were introduced for calls to the capitals of these countries - Riga and Warsaw. In addition, the Company reduced its tariffs for calls to Moscow, Minsk, Helsinki, Stockholm and Tallinn and extended the off-peak time.

On average, tariffs for international calls in 2002 were reduced by 11 per cent. As a result, in spite of a fierce competition from the side of mobile operators and Voice over IP providers, Lietuvos Telekomas succeeded to keep the international call traffic at the same level as in 2001.

Voice Telephony Services for Residential Customers

In May, Lietuvos Telekomas launched three payment plans for residential customers - *Vietinis (Local), Salies (Country)* and *Interneto (Internet)*. All the plans are based on a fixed monthly fee for a certain amount of free-of-charge call minutes. In October, a new payment plan, *Vakaro (Evening),* was introduced for those who like to have telephone conversations in the evening.

Until the end of the year 2002, on its own initiative Lietuvos Telekomas was applying a lower subscription fee to socially disadvantaged and retired residents of Lithuania. From January 2003 Lietuvos Telekomas has been offering this group of population the *Local* payment plan at a LTL 5 discount. By the end of 2002, more than 200 thousand customers were using one of the payment plans.

Voice Telephony Services for Business Customers

In 2002, the Company launched several new payment plans for small and medium-sized business customers. The new payment plan, *Verslo Miestai (Business Cities),* allows customers to make calls to 3 selected towns of Lithuania at a 30 percent discount. *Salies Mokejimo Planas Verslui (Country Payment Plan for Business)* offers 4 hours of free local and long-distance calls for a fixed monthly fee. Small business customers have an opportunity to participate in a discount programme, *Mini Elitas,* which provides discounts on telecommunications services based on the volume of long distance and international traffic.

IP Telephony Services

Since 2001 UAB Voicecom has been providing an international call service over IP under the brand name *Erdve (Space).* In 2002, Voicecom launched a new service, *Seimos Erdve (Family Space),* enabling a frequent caller to talk to two partners in any of 13 European countries, USA or Canada for a special price and just dialling 4 digits.

The new service *Skambiuteris* (www.skambiuteris.lt) is a web-to-phone solution making it possible to call abroad to 25 selected countries using a PC instead of a standard telephone set. This service is one of the first online payment arrangements that allow customers to prepay for their calls via Internet and make PC-to-Phone calls by IP telephony.

Voice Telephony Value-added Services

In 2002, the Company provided a wide range of voice telephony value-added services. The most popular services with Lietuvos Telekomas' customers were as follows: call forwarding, voice mail and Calling Line Identification Presentation (CLIP). The Calling Line Identification Presentation (CLIP) and Calling Line Identification Restriction (CLIR) services were launched in February 2002. In late 2002, the Company had around 24 thousand users of the CLIP service. During the year the number of voice mail users increased by 55 per cent.

Service 800

Lietuvos Telekomas provides the national and international service 800. Charges for the calls to 800 numbers are covered by the subscriber of the service, i.e. a company or a private person having ordered the service 800, thus enabling clients to call this number free of charge. In 2002, the number of 800 line subscribers and users continued to grow. The number of subscribers of the service increased by 48 per cent, while the number of calls to 800 numbers grew by around 21 per cent.

Subscribers of the service usually use 800 numbers as customer care lines. 800 numbers are also frequently used as psychological assistance lines and quality and complaint lines by manufacturers and traders.

In 2002, the Company made national 800 numbers accessible from the Omnitel mobile network. In the year 2003, there are plans to take steps towards further development of accessibility of the national service 800 from other mobile operators' networks.

Service 700 (Universal Access Number)

The Universal Access Number (UAN) service was launched in April 2002. The service makes it possible to access all branches and offices of the company by a universal telephone number rather than by dialling different numbers. In addition, the 700 number remains unchanged even if the company moves to other premises or changes its office telephone numbers. Calls to UAN numbers are paid by the calling party. At the end of 2002, the UAN service had 85 subscribers.

Short Numbering Service

The short numbering service enables the subscriber to have a four digit easy-to-remember telephone number. The service makes available both premium and common rate numbers. Short numbers provided by Lietuvos Telekomas might be countrywide or dialled from a specific predefined geographical area only. In April 2002, three new payment plans were offered for common rate short numbers. This made the service more flexible and attractive for large business customers. At the end of 2002, the Company provided 75 common rate local short numbers, whereas the number of common and premium rate national short numbers reached 21. Although mostly preferred by the specialised info service providers, in the course of the year premium rate short numbers were also used for voting and entertainment purposes.

Service 900

In 2002, Lietuvos Telekomas offered its service 900 (known as premium rate service) to a greater number of service providers. Both specialized and small service providers were attracted thus increasing the number of services available via premium rate phone numbers. In May 2002, Lietuvos Telekomas introduced a new service access code – 8909. The access code is used for entertainment premium rate services and allows users to easily identify the type of the content before dialling a number. The first successful attempt to charge Internet content by using 900 numbers was made in the "Payments for i-Services System" project implemented in cooperation with the leading business newspaper in Lithuania, *Verslo Zinios*, on its web site. Customers were offered a possibility to pay for a virtual newspaper by dialling 900 numbers.

Centrex Service (*Grupe*)

Due to the increased availability of Centrex services during 2002, today Lietuvos Telekomas offers Centrex services to all its customers whose telephone lines are connected to digital exchanges. During the year the number of customers using *Grupe* service increased to 760, whereas the number of Centrex lines more than doubled.

Payphones

At the end of 2002, the Company had 6,289 chip card payphones in operation. Due to the growing penetration of mobile phones in Lithuania, the significance of payphones is declining.

The Company removed about 900 unprofitable payphones. The process of payphone optimisation will be further continued during 2003.

Directory Inquiry Service 118

Despite the tough competition faced by UAB Lintel in the year 2002, the company remained the local market leader with its Directory Inquiry Service 118. In total, during the year UAB Lintel serviced 9.2 million calls, an increase by 592 thousand calls as compared with the year 2001. At the end of December 2002, Lintel received the 25 millionth call since the launch of the service in May 2000. In the year 2002, UAB Lintel continued to provide its Directory Inquiry Service 118 for the customers of fixed-line and mobile operators in Lithuania. In 2002, the company also started offering information on phone numbers of private subscribers of UAB Bite GSM and UAB Omnitel.

Telemarketing Services

UAB Lintel launched telemarketing services such as customer line, help desk, order line and telequestioning in 2001. During 2002 the number of long-term customer care projects showed a growth of 50 per cent. The volume of sales for the biggest mobile operators was on the significant increase. In addition, Lintel expanded sale and updating of its databases. In the course of the year the company also implemented large-scale national projects focused at providing information services to the residents, including national examination line, Europe Union info line, info line for the President and municipal elections.

In order to develop contacts with foreign partners, in July 2002 UAB Lintel joined the International Association of Call Centres.

The Contact Centre project was implemented in January 2003. The Centre enables providing services for customers by multiple channels of communication such as phone, fax, e-mail, SMS, Internet and Interactive Voice Response. During the first quarter of 2003 Lintel will start introduction of the services provided by the Contact Centre to the market and offer them to their customers.

Operator-assisted Services

UAB Lintel has been continuing to provide operator-assisted services on behalf of Lietuvos Telekomas. The number of serviced calls by operators in 2002 decreased by 20 per cent, from 1.25 million connections in 2001 down to 1 million connections in 2002.

Televoting Service

The televoting service offers a possibility to conduct prompt and effective nationwide public opinion polls by means of telecommunications. The service is supported by the modern telecommunications technologies and is fully automated. During 2002 the biggest projects in this field included provision of televoting services during the Eurovision Song Contest and reality show Akvariumas.

Internet – related Services

Lietuvos Telekomas pays special attention to improving the quality of present Internet services, development and introduction of new Internet services and integration of state-of-the-art Internet access technologies. The Company provides a wide range of Internet access services varying from the dial-up Internet access service *Atviras Takas*, ADSL access service *DSL Takas*, flat rate service *Tako Zona* to Internet via leased lines, Internet via Frame Relay and Internet via broadband services.

Atviras Takas and *Tako Zona*

In 2002, there was a tendency among customers to switch from the dial-up and flat rate services to DSL services. At the end of 2002, there were about 35 thousand dial-up service users. The number of flat rate access users dropped to 4.3 thousand customers at the end of the year.

DSL Takas

Since May 2001 Lietuvos Telekomas has been offering a number of *DSL Takas* service plans with different Internet access speed (ranging from 64 Kbps to 2,048 Kbps) and different price schemes. During 2002 the number of *DSL Takas* customers increased to 10.5 thousand from 2.4 thousand at the end of 2001. The new *DSL Takas* plan A1 Plus was launched for business customers for connecting their Local Area Networks (LAN) containing a number of personal computers to the Internet. During the first quarter of 2002 the Company introduced DSL VPN (Virtual Private Network) service enabling its business customers to connect their LANs in different places to a single virtual network and transmit data among their remote branches as well as connect the corporate network to the Internet. A new service, *Takas iD*, based on the DSL technology was introduced to the market in October 2002. For a fixed monthly fee, subscribers are offered a certain number of free Internet hours. The access service also provides subscribers with an opportunity to increase the Internet speed on their own. In late 2002, the number of *Takas iD* users reached 706.

Internet via Leased Lines and via Broadband

Lietuvos Telekomas provides permanent Internet access to its business customers via leased lines and broadband. Internet via leased lines is often used by business customers for connecting their corporate LAN to Internet at a speed of up to 4.5 Mbps. Internet via broadband is mostly popular among Internet service providers and banks due to its high speed and quality of service which enables the customer to get access to the Internet at a speed of up to 100 Mbps.

***Takas* Portal**

At the end of 2002, Lietuvos Telekomas' Internet portal *Takas* (www.takas.lt) had more than 189 thousand registered users of e-mail, web mail and other online services. *Takas* portal cooperates with more than 70 partners and content providers in different areas.

Lietuvos Telekomas develops and provides a wide range of value-added Internet services starting with content and communication services (Internet fax, broadband content, SMS, etc.) and ending with infrastructure services (content management system, video streaming service, reservations, web hosting and web development tools, "wallet" for online payments, e-marketing tools, site monitoring and online customer care). Since April 2002 *Takas* portal has been providing information on the Lithuanian political, business, social and cultural life in English (*Takas English*). The new website aims not only at providing foreigners with useful information (maps, links, and free directories) but also consolidates foreign community interested in Lithuania and assists foreigners in their mutual communication.

In May 2002, the Internet portal *Takas* launched one of the largest information website in Lithuania known as *Tako Gidas* (*Takas Guide*). The website offers the same type of information as the Lintel's Directory Inquiry Service 118 for free.

The events targeting at the young population and hosted by the portal (live video streaming of the reality show Akvariumas; Miss Internet and Car of 2003 contests) contributed to the growth of portal visitors.

Web hosting enables the customer to design and host private or corporate web pages on the Internet. The number of web hosting users grew from 271 at the end of 2001 to 1,322 at the end of 2002.

Business-to-Business Portal

Special attention is focused on cooperation with UAB Verslo Portalas for developing of the business-to-business portal *verslas.com* for the sales of value-added Internet services and content to small and medium-sized enterprises.

Data Communication Services

Lietuvos Telekomas offers its customers various data communication services such as ISDN, permanent broadband connection, MPLS, Frame Relay, X.25, leased lines.

ISDN Services

At the end of 2002, Lietuvos Telekomas had 10.2 thousand *ISDN Duetas,* including *ISDN Duetas Plius* and *ISDN Biuras,* connections and 458 *ISDN Srautas* connections, whereas the total number of ISDN channels amounted to 34.3 thousand against 23 thousand channels at the end of 2001. During 2002 the number of new *ISDN Duetas/ISDN Duetas Plius* connections made up 6.5 thousand (in 2001 the number of this type of connections stood at 3.6 thousand).

Broadband

The broadband service is based on the Gigabit Ethernet technology and allows customers to connect their remote units into a single network using up to 1 Gbps data communication speed.

MPLS

In 2002, Lietuvos Telekomas installed a modern network based on IP and MPLS (Multiprotocol Label Switching) protocols. The MPLS network comprises four nodes located in 4 biggest cities of the country. The network enables Lietuvos Telekomas to provide the highest quality data communication services to business customers countrywide. The Company introduced the MPLS Virtual Private Network (VPN) to provide its business customers with a secure solution at a reasonable price for connecting their remote points to the single network and transmit data in real time via wide range of access types. In 2002, Lietuvos Telekomas signed the first contracts for provision of MPLS VPN services.

Frame Relay

Lietuvos Telekomas has been continuing to offer Frame Relay as a proper technology to connect different units spread over the country to the corporate network. During 2002 the number of Frame Relay connections increased by 12.4 per cent.

X.25 Protocol

The data communication service based on the X.25 Protocol is widely used for authorisation of bank cards. Year on year, usage of the service remained almost the same.

Leased Lines

In 2002, Lietuvos Telekomas continued providing services of analogue and digital leased lines for business customers. The number of digital leased lines increased by 60 per cent.

Wholesale Services

One of the goals of Lietuvos Telekomas in the year 2002 was preparation for the open market environment, strengthening its position on the competitive market and becoming the most reliable provider of wholesale services.

In 2002, the Company had 79 domestic wholesale customers comprising mobile network operators, cable television, data communication and Internet service providers. Lietuvos

Telekomas offered more than 20 wholesale voice and data communication services to its customers.

During the year the Company was engaged in developing wholesale voice telephony services. At the beginning of 2003 these services were presented to the telecommunications operators and fixed-line telephony service providers.

In 2002, Lietuvos Telekomas managed to maintain its market share on the transit and incoming international traffic markets. The incoming international and transit traffic increased by 18.6 per cent, the outgoing traffic, including transit, showed a growth of 27.7 per cent as against the figures of 2001.

In the year 2002, the Company opened a Point of Presence (POP) in London which makes it possible to interconnect Lietuvos Telekomas' networks with alternative international telephony and data communication operators as well as to resell capacity to other operators for interconnection purposes.

During the year the Company faced a big competition on the Internet and data communication markets in providing access to the international IP network. The Company expanded its Internet access bandwidth for local Internet service providers from 42 Mbps up to 90 Mbps. By the end of the year the wholesale DSL service was offered to other Internet service providers for reselling on the local telecommunications market.

The growing competition with both domestic and foreign operators forced Lietuvos Telekomas to expand its activities in selling telecommunications services on international markets. For this purpose, the Company investigated neighbouring markets and made the first steps in selling its services on the foreign markets.

Network Infrastructure

Access Network

The access network of Lietuvos Telekomas consists of copper, wireless and city optical networks. The Company expands its access network according to the market demands. During the year 2002 Lietuvos Telekomas continued implementation of the DSL access technology. At the moment the Company provides different ADSL services with the data downstream speed ranging from 128 to 2,048 Kbps and upstream speed varying from 64 to 640 Kbps.

Today the Company's ADSL network covers 5 biggest Lithuanian cities, all district centres and even some rural areas. Currently, Lietuvos Telekomas offers ADSL services to 85 per cent of its customers. The Company has already installed 20,000 ADSL ports. During the year 2003 there are plans to increase the coverage and capacity of the ADSL network depending on the market needs.

During 2002 Lietuvos Telekomas implemented the GSM technology-based technical solution when the Company's access network was employed for installing fixed-mobile connections in order to connect remote and rural customers.

At the end of 2002, the Company obtained licenses for provision of broadband wireless services in 10.5 GHz and 26 GHz frequency bands. Broadband wireless services provided by Lietuvos Telekomas will be targeted at business customers where the fixed-line technology is not technically applicable.

Switching Network

In 2002, the Company installed the last digital high capacity switch and rearranged its switching network according to the areas of location of high capacity digital switches.

During the year 2002 the Company fully digitalised its network in Siauliai, Kaunas, Panevezys and in nearly all Lithuanian district centres. At the end of the year, the network digitalisation in the whole country stood at 87.6 per cent as compared to 65 per cent at the beginning of 2002. Nearly 92 per cent of business customers use lines connected to digital exchanges. During 2003 there are plans to continue digitalisation of the rest of the Lithuanian territory.

In October 2002, Lietuvos Telekomas completed implementation of the new National Numbering Plan approved by the Government of the Republic of Lithuania in June 2001. The new Numbering Plan allowed the Company to introduce a new international prefix and expand its numbering space.

Transmission Network

The transmission network of Lietuvos Telekomas consists of 6 regional and 2 national rings. All rings are interconnected using the Synchronous Digital Hierarchy (SDH) technology with the capacity of 2.5 Gbps. In five biggest cities of Lithuania the Company installed synchronous digital cross connectors to ensure better functionality of the network for fast and flexible handling of large volumes of traffic.

During the year 2002 in order to expand capacity of the national transmission network Lietuvos Telekomas built a new optical line Kaunas-Rietavas. The Company also constructed additional optical lines crossing Lithuania's border with Latvia and Lithuania's border with Poland as well as a new optical line for connection of telecommunications networks of Lithuania and Russian Federation. New optical international lines will allow the Company to increase the transmission capacity and to guarantee high quality services.

Data Communication Network

Lietuvos Telekomas currently provides high quality digital leased lines, packet switched data network services based on the X.25 Protocol, Frame Relay and Internet services. In Lithuania there is an increasing demand for high bandwidth and high quality data communication services. Due to the growth of the data traffic in the national ATM backbone, the Company increased the number of its broadband services provided over fibre and IP networks and installed the new IP backbone network.

As a result of the growing coverage of the ADSL network and establishment of the new online DSL Services Selection Centre, the Company launched ADSL services based on the calculation of time and data transfer rate.

In the year 2002, the Company launched DSL VPN and MPLS VPN services and tested a new technical solution for providing voice telephony services over DSL. By using MPLS over IP network, the Company has an opportunity to prioritise traffic and provide different quality services.

Operating Support Systems

At the end of 2002, AB Lietuvos Telekomas implemented a new data communication management system. The new system enables network operators to manage IP and DSL networks both from the technological point of view and from the point of view of service provision and customer care. The management system is integrated with the trouble ticketing system that allows operators to initiate trouble tickets and monitor their status in a faster mode and in the unified format.

The new Network Information System made it possible to automate management of the most of network resources and to offer more rapid delivery of services. Integration of the elements of the data communication network into the Network Information System shortened the period for elimination of faults.

Tariffs for the services

In February 1998, the Company introduced local call tariffs and started rebalancing of tariffs for its services. Tariffs were rebalanced following the price cap formula provided in the Telecommunications Activities Licence No. 174/97. According to it, AB Lietuvos Telekomas had a right to increase its tariffs by 10 per cent plus an inflation rate. By tariff rebalancing, the Company was seeking to achieve better correspondence between revenue from services and expenses of services. Tariffs for telecommunication services were rebalanced in April 1999, February 2000, January 2001 and July 2002.

Tariffs for the main Lietuvos Telekomas' telecommunications services (litas, VAT included):

Services	From 1 July 2002	1 Sep 2001- 1 July 2002	1 Aug 2001- 1 Sep 2001	1 Jan 2001- 1 Aug 2001	1 Feb 2000- 1 Jan 2001
Call set-up charge	0.14	0.12	0.12		
Local calls (a):	0.12	0.11	0.11	0.12	0.09
Off-peak time (b)	0.08	0.06	0.08	0.08	0.05
Night time (c)	0.03	0.03	0.04	0.04	
Long-distance calls (a)	0.40	0.40	0.40	0.37	0.37
Off-peak time (b)	0.30	0.30	0.30	0.25	0.19
Night time (c)	0.12	0.12	0.12	0.12	
International calls (average price of one off-peak minute)	2.41	2.68	2.85	2.85	3.26
Calls to mobile networks (average price of one off-peak minute)	1.55	1.55	1.54	1.54	1.75
Installation of the digital line to residents	250.00	250.00	250.00	300.00	500.00
Installation of the digital line to business customers	250.00	250.00	250.00	300.00	700.00
Installation of the analogue line to residents	250.00	250.00	250.00	300.00	300.00
Installation of the analogue line to business customers	250.00	250.00	250.00	300.00	500.00
Subscription fee for residents	23.00	19.00	19.00	17.00	17.00
Subscription fee for business customers	28.00	28.00	28.00	30.00	36.00

NOTES: (a) From 1 January 2001 peak time is from 7 a.m. till 8 p.m. on business days; (b) From 1 January 2001 off-peak time is from 6 a.m. till 7 a.m. and from 8 p.m. till 12 p.m. on business days, and from 6 a.m. till 12 p.m. on holidays and weekends; (c) Night time is from 12 p.m. till 6 a.m. 7 days a week.

From 1 August 2001 all calls in the fixed telephony network and calls from the fixed-line network to mobile networks are calculated on the second-rounding basis and a call set-up charge is introduced.

Socially disadvantaged customers (from 1 August 2001 until 31 December 2001) and retired customers (from 1 September 2001 until 31 December 2001) (around 400,000 customers in total) were paying a reduced monthly subscription fee of 17 litas. From the beginning of 2002 till the year end the fee was further reduced to 16 litas.

On 1 September 2002, AB Lietuvos Telekomas increased its tariffs for calls from the fixed-line network to mobile networks. The Communications Regulatory Authority (CRA) drew up a report on violations of the highest price limits for public fixed-line telephony services. The Company appealed against it to court. The court ruling was not in the Company's favour. Therefore, Lietuvos Telekomas announced that during the first quarter of 2003 it would recalculate the amounts paid by its customers for the calls from the fixed-line network to mobile networks.

In December 2003, AB Lietuvos Telekomas and UAB Omnitel signed a new network interconnection agreement. Following it, the tariffs for calls from the fixed-line network to the mobile network of Omnitel were reduced from 11 December 2002.

27. Sales markets

The Telecommunications Activities Licence No. 174/97 issued for AB Lietuvos Telekomas grants the right to the Company to provide telecommunications services in the Republic of Lithuania.

The Customer Service Department of AB Lietuvos Telekomas serves both residential and business customers. The Company's daughter company, UAB Lietuvos Telekomo Verslo Sprendimai, provides services and solutions to major customers of Lietuvos Telekomas. The majority of Lietuvos Telekomas' services are provided following the long-term agreements with its subscribers.

During 2002 Lietuvos Telekomas continued improving its customer care. The Company focused on optimisation of the use of its Customer Care and Billing System (CABS) and started employing its Network Information System that makes customer care more efficient. In order to make the payment system more user-friendly, the Company offered private customers a possibility to receive bills for telecommunications services on a monthly basis.

Distance Customer Care

During 2002 the Company kept developing distance customer care. Instead of face-to-face customer care, now Lietuvos Telekomas serves its customers by toll-free numbers and via the new virtual customer care centre located at the website: http://abonentams.takas.lt/ . Visitors of the website have an opportunity to select the mode of receiving standard and itemised bills for telecommunications services either by post or online as well as to manage value-added services such as voice mail and digital exchange-based services, etc. online. Customers are also offered a possibility of subscribing to Lietuvos Telekomas' services by visiting the website.

Call Centres

Improvement of activities performed by Call Centres is another way of developing distance customer care. During the year 2002 Call Centres received approximately 5 million calls. Toll-free numbers 117, 119 and 1515 provide information about Lietuvos Telekomas' services, tariffs and discount programs as well as billing information. These numbers are also used for receiving applications for installation of services, registration of customers' complaints and telephone line fault reports. During 2002 there were changes in the nature of calls as compared with the year 2001. Customers have fewer problems with billing and there are less fault reports. The number of calls for inquiry of the information and subscription to the services is also growing.

Sales through the Sales Agents

During the year 2002 the network of sales agents was rapidly growing. The Company has concluded 74 agreements with sales agents. The list of services sold by the sales agents was also expanded. Retail outlets for sales of the telecommunications equipment were replaced by the information technology and telecommunications sales network, *COM+*, established in cooperation with UAB Sonex Kompiuteriai. The main purpose of this cooperation is to provide customers with an opportunity to receive recent information on telecommunications technologies and acquire services and products of both the companies.

28. Procurement

The following companies were major suppliers of the network and telecommunications equipment and providers of services to AB Lietuvos Telekomas in 2002: UAB Siemens (switching and digital subscriber line (DSL) equipment), UAB Ericsson Lietuva (switching equipment), UAB Nokia (digital subscriber line (DSL) equipment), UAB Comliet (network construction and maintenance services), UAB Merko Statyba (premises renovation and construction services), UAB Blue Bridge (IT infrastructure and equipment), UAB Lintel (maintenance of the premises, publishing of directory, and telemarketing services), NK Cables Ltd. (Finland) (copper and fibre optical cables for telecommunications), Teletekno Oy (Finland) (telecommunications network equipment), UAB Lietuvos Telekomo Verslo Sprendimai (sales of Lietuvos Telekomas' services), UAB Nacionalinis Atsiskaitymu Centras (printing and distribution of invoices for the services), UAB IBM Lietuva (IP network and CISCO equipment).

AB Lietuvos Telekomas usually concludes single agreements for provision of the network and telecommunications equipment.

29. Real estate and other fixed assets

By the right of ownership, UAB Lintel, a subsidiary of AB Lietuvos Telekomas, owns a land plot of 1.5041 ha in Vilnius at Savanoriu ave. 28. Lietuvos Telekomas leases the land plot from UAB Lintel. The remaining land under buildings and telecommunications equipment of Lietuvos Telekomas' Group is leased from the State. Due to specifics of the Company's activities, leased land plots are spread all over Lithuania. The total area of the leased land is 99.14 ha.

Fixed assets of AB Lietuvos Telekomas' Group:

Category	Number of items	Book value as of 31 December 2002 (in thousand of litas)
Land	1,5041 ha	1,459
Buildings	n/a	218,456
Machinery and equipment:		
Constructions	n/a	128,908
Transmission equipment	n/a	328,146
Switching equipment	n/a	533,591
PCs and equipment	n/a	58,068
Other machinery and equipment	n/a	70,443
Machinery and equipment, total		1,119,156
Means of transportation	n/a	20,528
Other tangible fixed assets	n/a	28,619
Construction in progress (machinery and equipment)		34,926
Prepayment for fixed assets	n/a	142
Fixed assets, total		1,423,286

30. Risk factors associated with the Issuer's activities

The main risk factors associated with the activities of AB Lietuvos Telekomas are as follows:

- Changes in the legal regulation of the Company's activities.
- Competition with other telecommunications market players.

- General economic situation in the Republic of Lithuania.
- Fluctuation of the US dollar and other currencies' exchange rates.
- Changes in the Lithuanian legislation.
- Changes in the regulation of accounting and taxation systems.

31. Termination or reduction of production, which has had a material impact on the Issuer's results during the last two fiscal (business) years

----

32. Patents, licences, contracts

In the Republic of Lithuania telecommunications activities, based on limited resources such as radio frequencies and telephone numbering, are subject to licensing.

The Telecommunications Activities Licence No. 174/97 issued by the Ministry of Transport and Communications of the Republic of Lithuania on 31 October 1997 and amended on 29 June 1998 grants the right to the Company to provide the following telecommunications services: international, long-distance and local public fixed-line telephony services, telegraph and telex services, data communication services, wired radio broadcasting services, construction and operation of the public switched telecommunications network used for provision of the above-mentioned services. The licence is valid till 31 October 2007.

The Lithuanian Law on Telecommunications (passed on 9 June 1998) and the Telecommunications Activities Licence granted the Company an exclusive right to be the only operator and provider of public fixed-line telephony services until 31 December 2002, and an exclusive right to operate the telecommunications network switching and other equipment for provision of voice telephony services and to provide connection to the public switched telecommunications network of other countries, which are used for provision of voice telephony services.

AB Lietuvos Telekomas' daughter company UAB Comliet has the licence to provide NMT-450 standard mobile communication services in Lithuania.

Copyright and other intellectual property rights (licences) are obtained following the agreements. The trade marks of main Lietuvos Telekomas' services and products are registered following the procedure established by the laws of the Republic of Lithuania.

33. Litigation and arbitration

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per cent of the Company's total annual revenue. On 22 March 2002, the Company lodged an appeal against this decision. The hearing of the case is not over and the fine imposed is not paid. Yet, funds for possible payment of the fine were set aside in the final accounts of 2001.

34. Personnel

Number of AB Lietuvos Telekomas' Group employees at the end of the year:

31 December 2002	31 December 2001	31 December 2000
4,531	5,749	6,357

Diverse and successful activities of the previous years in the field of human resource management and their sustainability last year enabled the Company to ensure that even with a competitive labour market the Company is and will be able to retain highly competent and educated employees as well as to attract the new ones.

The loyalty of employees to the employer is largely a result of their awareness of the Company's business strategy and goals and the extent to which they feel themselves contributing to business success. The Human Capital Measurement showed substantially improved communication between employees and their managers and the employees' readiness to contribute to business success. Performance improvement trends based on the outcome of this survey were set and discussed in coordination with the performance management system, which has been developed during the previous years and launched in 2002. It is a significant set of tools that gives employees an opportunity to get a clearer understanding of their performance in the corporate business context, to assess an individual input of each employee to the final result, relate competence development plans to specific activities, ensure a link between staff development and business changes and improve the motivation system. One of the key steps in development of the motivation system was implementation of the system for the sales personnel which is most compliant with business needs.

With the flattening of the organisational structure and reduction of intermediate levels, more authority and responsibility falls on lower level managers. Therefore, the Company devoted a lot of attention to management development both through the tailored management development programme and by supporting managers' Master studies in management at Lithuanian universities. The Company contributed to development of specific management programmes by allocating its support to drawing up of Master studies curricula of the Baltic Management Institute and the International School of Management (ISM). Furthermore, quite extensive efforts were devoted to staff training in the fields of state-of the-art technologies, sales and customer care. The Competence Development Centre of the Company started providing its services to external customers.

With a view to retaining the image of an attractive employer who is able to attract, employ and keep the best young employees, during 2002 the Company implemented the third High Potential Development Programme and the second Graduate Trainee Programme.

At the beginning of 2002, due to UAB Comliet's takeover of the activities connected with implementation and maintenance of telecommunications services from AB Lietuvos Telekomas, 1,729 employees of AB Lietuvos Telekomas were transferred to UAB Comliet.

The breakdown of Lietuvos Telekomas' Group employees as of 31 December 2002:

Name of the company	Number of employees
AB Lietuvos Telekomas	1,959
UAB Comliet' Group:	
UAB Comliet	1,925
Telegrupp AS	27
Datu Tikli SIA	17
UAB Lietuvos Telekomo Verslo Sprendimai	110
UAB Lintel	379
UAB Baltijos Informaciniu Duomenu Valdymo Centras	46
UAB Voicecom	11
VsI Lietuvos Telekomo Sporto Klubas	57
Total	4,531

Information about employees of AB Lietuvos Telekomas as of 31 December 2002

Group of employees	Average number of employees	Education				Average monthly salary (in litas)
		University	College	High school	Not completed high school	
Managers	18	17	1	--	--	10,530
Middle managers	353	309	30	14	--	3,550
Office employees	45	22	11	12	--	1,640
Specialists	1,194	739	287	164	4	1,750
Junior Specialists	231	53	79	99	--	1,430
Workers	118	6	37	74	1	1,090
Total	1,959	1,146	445	363	5	

Collective Bargaining Agreement

During the year 2002 the Collective Bargaining Agreement between AB Lietuvos Telekomas and Trade Union of Communication Employees was in force. It stipulates labour, remuneration, labour organisation, safety at work, recreation and other conditions for the Company's employees.

Seeking to build up the positive image of the Company and be competitive on the market, much attention in the Collective Bargaining Agreement is devoted to development of employees' competence and actions targeted at attracting competent and skilful new employees in the future as well as at retaining the existing ones. The Collective Bargaining Agreement provides for creation of conditions for improvement of employees' performance and self-development, compliance with the safety at work requirements, development of employees' competence by constantly organising technical workshops as a result of modernisation of technologies and changes in labour organisation, creating possibilities for improvement of employees' qualification or alter their specialisation.

AB Lietuvos Telekomas grants a number of social guarantees to its employees:

1. From 1 April 2002 the minimal salary level in the Company should be no less than 800 litas.
2. If the employee is recalled from her/his vacation by the mutual written agreement she/he is paid 1.5 of his hourly tariff (monthly salary) for the days worked during her/his vacations, and later she/he is granted the unused vacation time at her/his own convenience upon coordination with the employer.
3. For the overtime employees are paid 1.75 of their salary amount and for the work at night they are paid a double salary.
4. The Company supports the employees, who moves to another permanent working place in other regions within the territory of Republic of Lithuania, by providing them with a compensation for migration.
5. In order that employees have better recreation during their vacations, they are paid a special vacation allowance.
6. The Company concludes agreements with its employees, who are changing their specialisation and are willing to study and develop their competence, on covering their tuition fee. The employer pays for the studies and grants scholarships under conditions set in the agreements.

7. The Company pays much attention to development of the employees' managerial, technical, computer literacy and other skills. Development of the employees' qualification is the priority of AB Lietuvos Telekomas.
8. Free vacancies are primarily offered to employees of the Company.
9. All employees of the Company are insured against accidents 24 hours a day, 7 days a week.
10. In case of the death of the employee's father, mother, wife, husband or child, the employee is given a three-day leave retaining her/his average salary and an allowance equal to 8 Minimum Living Standards, flowers and a funeral wreath. In case of the death of the Company's employee (regardless of the time she/he worked in the Company), all funeral expenses (except funeral dinner) are reimbursed.
11. The Social Needs Fund, which is established in AB Lietuvos Telekomas, is managed by the committee comprising representatives of the employer and Trade Union. The Fund is used for various employees needs: leasing of sport halls, sports and cultural events, support of employees facing material difficulties.
12. The Company provides for a possibility to pay the annual bonus of up to 80 per cent of the employee's monthly salary.
13. The Company obliges to review salaries due to the inflation, providing that it exceeds 3 per cent level.
14. 24th December (Christmas Eve) is always a paid holiday in the Company.

Following the principles of democracy, openness and transparency once per quarter the employer informs both members and non-members of the Trade Union about the Company's activities results and prospects as well as about implementation of the Collective Bargaining Agreement. Every month management of AB Lietuvos Telekomas is obliged to provide employees with the information about speciality training courses organised by the labour exchange as well as to create conditions for employees who are leaving the Company to attend such courses and to pay for them.

On 18 December 2002, a new Collective Bargaining Agreement between AB Lietuvos Telekomas, as the employer, and Trade Union of Communication Employees was signed and on 1 January 2003 it came into force.

35. Investment policy

In 2002, Lietuvos Telekomas' Group invested LTL 207 million (LTL 368 million in 2001). More than 80 per cent of the amount was invested into the network of the Company. As a result, the Company completed digitalisation of the fixed-line network in five biggest cities of Lithuania and at the end of 2002 the digitalisation rate of the network reached 87.6 per cent. Also, Lietuvos Telekomas continued developing its ADSL access network. Now ADSL services are available to 85 per cent of Lietuvos Telekomas' customers.

Major investment projects, the value of which exceeds 10 per cent of AB Lietuvos Telekomas' share capital, implemented during the recent three years are as follows:

Name of the project	Value of the project (in thousand of litas)	Source of financing
Customer Care and Billing System (CABS) (1999 – 2001)	160,000	Company's funds

As of 31 December 2002, AB Lietuvos Telekomas owned 100 per cent of shares of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Comliet, UAB Lintel and UAB Lintkom. Lietuvos Telekomas also owns 60 per cent of UAB Baltijos Informaciniu Duomenu Valdymo Centras and UAB Voicecom, 30 per cent of UAB Verslo Portalas and 26 per cent of UAB Baltijos Telekomunikaciju Konsultacinis Centras (on 30 January 2003, the company was renamed UAB TietoEnator Consulting) shares. The Company is the only founder of the non-profit organisation VsI Lietuvos Telekomo Sporto Klubas.

As of 31 December 2002, UAB Comliet owned 95 per cent of Comliet-Kaliningrad (Russian Federation), 75 per cent of Datu Tikli SIA (Latvia) and 55 per cent of Telegrupp AS (Estonia) shares.

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Company's Information Systems Department. At the end of 2001, Lietuvos Telekomas established a subsidiary, UAB Baltijos Informaciniu Duomenu Valdymo Centras. Lietuvos Telekomas owned all shares of the company.

On 24 January 2002, the Board of AB Lietuvos Telekomas made a decision to establish a daughter company for provision of professional IT consultancy services. In March 2002, Lietuvos Telekomas set up UAB Baltijos Telekomunikaciju Konsultacinis Centras. Lietuvos Telekomas owned all shares of the company.

In May, following the Board's decision of 25 April 2002, Lietuvos Telekomas sold 74 per cent of the shares of Baltijos Telekomunikaciju Konsultacinis Centras and 40 per cent of the shares of Baltijos Informaciniu Duomenų Valdymo Centras to TietoEnator Oyj.

Baltijos Telekomunikaciju Konsultacinis Centras (in January 2003 renamed TietoEnator Consulting) provides companies in the Baltic region with high-value-added IT-related consultancy services. Baltijos Informaciniu Duomenu Valdymo Centras (the name is subject to change in the future) provides IT infrastructure management services to Lietuvos Telekomas and other major companies in Lithuania and the Baltic region. Both the companies started their activities on 1 June 2002.

In September Lietuvos Telekomas acquired all shares of UAB Lintkom from UAB Lintel. UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks). Shares were acquired during the Initial Public Offering (IPO) in 2000.

During the year UAB Comliet was also expanding its international activities. In May, UAB Comliet acquired a 75 percent stake in the Latvian company, Datu Tikli SIA (25 per cent is owned by RBS Skals AS). In July, together with Merko Ehitus Ltd., UAB Comliet acquired the Estonian company, Telegrupp AS. UAB Comliet owns 55 per cent and Merko Ehitus – 45 per cent of Telegrupp's shares. Both subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks. At the end of the year, UAB Comliet established a company in Kaliningrad region of the Russian Federation - Comliet Kaliningrad. UAB Comliet holds 95 per cent of its shares.

In 2003, Lietuvos Telekomas plans to invest less than 100 million litas.

On 13 January 2003, UAB Comliet and UAB Sonex Group signed a Memorandum of Understanding. According to the Memorandum, UAB Comliet intends to acquire a 100 per cent stake in UAB Sonex Komunikacijos, a company owned by Sonex Group. The intended acquisition of UAB Sonex Komunikacijos by UAB Comliet is subject to approval by the Competition Council of Lithuania.

Companies in which AB Lietuvos Telekomas as of 31 December 2001 held more than 30 per cent of their share capital:

	UAB Lietuvos Telekomo Verslo Sprendimai	UAB Lintel	UAB Comliet (a)	VsI Lietuvos Telekomo Sporto Klubas
Official address	Galvydzio g. 7/ Zygio g. 97, 2042 Vilnius	Galvydzio g. 7/ Zygio g. 97, 2042 Vilnius	Palangos g. 4, 2001 Vilnius	Savanorių pr. 28, 2600 Vilnius
Activities	Services and solutions to business customers	Directory Inquiry Service, telemarketing, asset management	Design and construction of the telecommunications network	Sports club facilities
Share capital (in litas)	20,000,000	28,000,000	1,000,000	--
Not paid-in part of Lietuvos Telekomas in share capital	--	--	--	--
Net profit (loss) for the year 2001 (in thousand of litas)	3,172	1,888	12,940	38
Ratio of current liabilities to current assets (%)	6.5	11.7	52.1	104.0
Ratio of total liabilities to total assets (%)	6.1	13.1	33.2	74.1
Type of shares that are owned by Lietuvos Telekomas	ORS	ORS	ORS	--
Nominal value of shares that are owned by Lietuvos Telekomas (in litas)	1,000	10	500	--
Number of shares	20,000	2,800,000	2,000	--
Part of the votes held by Lietuvos Telekomas (%)	100	100	100	100
Part of the votes owned by Lietuvos Telekomas (%)	100	100	100	100
Part of the votes held by Lietuvos Telekomas and other entities acting together (%)	100	100	100	100
Dividends for the year 2002 paid to Lietuvos Telekomas (in thousand of litas)	--	37,000	--	--
Loans provided by Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	--	--	637	740
Loans provided to Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	7,000	34,500	2,000	--
Debt securities acquired by Lietuvos Telekomas	--	--	--	--

NOTE: (a) UAB Comliet's Group data. Comliet's Group consist of the main company, UAB Comliet, and its subsidiaries: Comliet-Kaliningrad (Russian Federation) (Comliet owns 95 per cent of shares), Datu Tikli SIA (Latvia) (Comliet owns 75 per cent of shares) and Telegrupp AS (Estonia) (Comliet owns 55 per cent of shares).

	UAB Lintkom	UAB Baltijos Informaciniu Duomenu Valdymo Centras	UAB Voicecom	UAB Verslo portalas
Official address	Galvydzio g. 7/ Zygio g. 97, 2042 Vilnius	Zirmunu st. 141, 2038 Vilnius	Eiguliu st. 14 2049 Vilnius	A. Gostauto st. 12a 2001 Vilnius
Activities	Asset management	IT infrastructure services	IP telephony services	Business-to-business portal verslas.com
Share capital (in litas)	100,000	1,000,000	10,000	20,000
Not paid-in part of Lietuvos Telekomas in share capital	0	0	0	0
Net profit (loss) for the year 2001 (in thousand of litas)	(86,023)	1,581	(648)	(178)
Ratio of current liabilities to current assets (%)	143,845.1	34.4	112.6	5.3
Ratio of total liabilities to total assets (%)	340.0	29.4	109.9	4.5
Type of shares that are owned by Lietuvos Telekomas	PVA	PVA	PVA	PVA
Nominal value of shares that are owned by Lietuvos Telekomas (in litas)	1,000	6,000	60	6,000
Number of shares	100,000	600,000	6,000	6,000
Part of the votes held by Lietuvos Telekomas (%)	100	60	60	30
Part of the votes owned by Lietuvos Telekomas (%)	100	60	60	30
Part of the votes held by Lietuvos Telekomas and other entities acting together (%)	100	60	60	30
Dividends for the year 2002 paid to Lietuvos Telekomas (in thousand of litas)	--	474	--	--
Loans provided by Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	116,200	--	1,800	--
Loans provided to Lietuvos Telekomas as of 31 December 2001 (in thousand of litas)	--	--	--	--
Debt securities acquired by Lietuvos Telekomas	--	--	--	--

UAB TietoEnator Consulting (AB Lietuvos Telekomas owns 26 per cent of shares) paid 161.8 thousand litas to AB Lietuvos Telekomas as dividend for the year 2002.

On 12 June 2000, during the Initial Public Offering UAB Lintkom, at that time daughter company of the Company's daughter company Lintel, acquired 12,698,412 ordinary registered shares of AB Lietuvos Telekomas (1 share price was LTL 3.15) and 2,539,683 Lietuvos Telekomas' Global Depository Receipts (1 GDR price was USD 7.875) (1 Lietuvos Telekomas' GDR represents 10 ordinary registered shares of the Company). In 2002, UAB Lintel sold all the shares of UAB Lintkom to AB Lietuvos Telekomas.

On 31 December 2002, the book value of shares and depository receipts in the balance sheet of UAB Lintkom was revaluated based on the closing price of one share and one depository receipt valid on 31 December 2002 on the National Stock Exchange of Lithuania and the London Stock Exchange. Due to this revaluation, UAB Lintkom suffered a loss of 85.8 million litas but it had no effect on consolidated financial results of Lietuvos Telekomas' Group because the consolidated value of the shareholders' equity of the Group has been already reduced by 120 million litas – value of Lietuvos Telekomas shares acquired by UAB Lintkom – in the year 2000.

36. Competitors

The Lithuanian Law on Telecommunications valid until 31 December 2002 granted the Company an exclusive right to be the only operator and provider of public fixed telephony services till 31 December 2002.

On the voice telephony market Lietuvos Telekomas competes with mobile operators UAB Omnitel, UAB Bite GSM and UAB Tele2. Omnitel and Bite GSM also provide international calls by using their own international channels.

On the markets of data communication and Internet services the major competitors of Lietuvos Telekomas are UAB Omnitel, UAB Bite GSM, UAB Delfi, VI Infostruktura, UAB Baltnetos Komunikacijos and other Internet (dial-up, wireless, cable access) service providers.

37. Dividends paid

Year	Dividends (in litas)	Amount of dividends per share (in litas)	Part of share's nominal value (%)
1998	28,521,947	0.035	3.5
1999	71,208,000	0.087	8.7
2000	122,236,914	0.15	15.0
2001	89,640,404	0.11	11.0
2002	46,609,051 (a)	0.06	6.0

NOTE: (a) On 28 April 2003, the Annual General Meeting of the Company's Shareholders resolved to pay 46,609,051 litas as dividend for the year 2002, e.g. 0.11 litas per one share. Following the Lithuanian Company Law, dividends should not be paid for the treasury stocks, therefore dividends for the year 2002 will be paid for 776,817,518 shares. Following the Lithuanian Company Law, dividends will be paid no later than 3 month after the resolution concerning the profit distribution was adopted. The Company plans to start the payout of dividends for the year 2002 in June 2003.

Following the laws of the Republic of Lithuania, dividends for the year 2002 are taxable at a rate of 15 per cent.

V. FINANCIAL STATUS

38. Financial reports

The following consolidated and audited financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Accounting Standards. From the year 2000 Lietuvos Telekomas' Group handles its accounts in accordance with the International Accounting Standards.

38.1. Balance Sheet (in thousand of litas)

	31 December 2002	31 December 2001 (a)	31 December 2000
Non-current assets			
Property, plant and equipment	1,423,286	1,542,261	1,598,842
Intangible assets	202,113	248,210	255,788
Prepayments for non-current assets	142	31	626
Investments in associates and subsidiaries	879	203	13
Other non-current assets	68	49	45
Total	1,626,488	1,790,754	1,855,314
Current assets			
Inventories	4,111	1,757	12,735
Assets held for sale	10,192	29,498	-
Receivable, prepayments and accrued revenue	150,193	209,804	195,456
Trading investments	1,287	--	--
Cash and cash equivalents	83,759	47,902	43,752
Total	249,542	288,961	251,943
TOTAL ASSETS	**1,876,030**	**2,079,715**	**2,107,257**
Shareholders' equity	1,218,541	1,236,989	1,173,408
Minority interest	2,354	--	--
Non-current liabilities			
Borrowings	194,230	445,177	425,040
Deferred tax liability	113,844	136,191	179,443
Grants	14,492	16,977	19,309
Total	322,566	598,345	623,792
Current liabilities			
Borrowings	178,799	127,151	127,165
Trade, other payables and accrued liabilities	153,770	117,230	182,892
Total	332,569	244,381	310,057
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,876,030**	**2,079,715**	**2,107,257**

NOTE: (a) due to the changed principles of accounting of the settlements with international operators, the accrued revenue for an amount of LTL 29 million was netted against accrued liabilities in the balance sheet of 31 December 2001. The balance sheet of 31 December 2000 was not recalculated.

38.2. Profit (Loss) Statement (in thousand of litas)

	2002	2001	2000
Revenue	968,212	1,058,466	1,038,577
Operating expenses	(464,602)	(494,094)	(514,956)
Earnings before interest, taxes, depreciation and amortisation	503,610	564,372	523,621
Depreciation, amortisation and impairment charge	(381,668)	(381,567)	(321,453)
Gain on sales of investments	7,016	2,857	168,585
Operating profit	128,958	185,662	370,753
Finance costs, net	(39,855)	(46,999)	(37,735)
Share of result of subsidiaries before tax	337	--	--
Profit before tax	89,440	138,663	333,018
Profit tax	(21,641)	43,048	(92,604)
Group profit before minority interest	67,799	181,711	240,414
Minority interest	(767)	4	--
NET PROFIT	67,032	181,715	240,414
Earnings per share (in litas) (a)	0.09	0.23	0.30

NOTE: (a) For calculation of earnings per share, the treasury stocks are excluded, therefore, the average number of shares for the year 2000 was 793,830 thousand, for the year 2001 and 2002 – 776,818 thousand.

38.3. Cash Flow Statement (in thousand of litas)

	2002	2001	2000
Operating activities			
Net profit for the period	67,032	181,715	240,414
Profit tax	21,641	(43,048)	92,602
Minority interest	767	--	--
Depreciation, amortisation and impairment charge	381,668	381,567	321,453
Share of results of associates before tax	(337)	--	--
Write-off of fixed assets and provision for slow-moving inventory	1,035	12,126	22,295
Provision and write off of doubtful accounts receivable	14,016	16,356	6,698
Elimination of gain on sale of investments	(7,016)	(2,857)	(168,585)
Elimination of gain on sale of property, plant and equipment and intangible assets	(1,860)	(1,559)	(10,697)
Currency exchange borrowings, net	(394)	(1,841)	(7,792)
Other non-cash transactions	124	--	--
Interest income	(567)	(3,578)	(8,490)
Interest expenses	34,299	46,765	55,645
Changes in working capital (excluding the effects of acquisition of subsidiaries):			
Inventories and asset held for sale	425	9,978	9,793
Trade and other accounts receivable	46,172	(59,109)	35,402
Trade and other accounts payable and deferred revenue	(41,944)	(47,970)	(14,340)
Cash generated from operations	515,061	488,545	574,398
Interest paid	(33,474)	(37,993)	(58,088)
Tax paid	(127)	--	--
Net cash from operating activities	481,460	450,552	516,310
Investing activities			
Purchase of property, plant and equipment (PPE) and intangible assets	(204,212)	(367,333)	(522,706)
Proceeds from disposal of PPE and intangible assets	6,840	10,859	18,239
Acquisition of subsidiaries (net of cash acquired)	(3,736)	--	--
Disposal of investments	7,000	2,857	213,575
Investments in subsidiaries and acquisition of associate's shares	--	(193)	--
Loans granted to subsidiaries	567	3,578	8,490
Interest received	--	--	625
Net cash from investing activities	(193,541)	(350,232)	(281,777)
Financing activities			
Proceeds from issue of bonds	--	150,000	12,000
Proceeds from borrowings	98,742	39,842	270,786
Repayment of borrowings	(265,354)	(167,878)	(300,682)
Acquisition of own shares	--	--	(120,000)
Dividends paid	(85,450)	(118,134)	(71,209)
Net cash from financing activities	(252,062)	(96,170)	(209,105)
	35,857	4,150	25,428
Movement in cash and cash equivalents			
At beginning of year	47,902	43,752	18,324
Increase in cash and cash equivalents	35,857	4,150	25,428
At end of year	83,759	47,902	43,752

38.4. Profit (Loss) Allocation Statement (in litas)

The Profit (Loss) Distribution Statement of AB Lietuvos Telekomas is prepared following the laws of the Republic of Lithuania and based on the financial statements prepared following the Lithuanian Accounting Principles.

	2002	2001	2000
Profit (loss) brought forward from the previous year	390,967,537	599,597,522	453,278,296
Current year profit (loss)	67,031,836	(63,234,937)	272,463,607
Profit (loss) to be appropriated at the end of the period	457,999,373	536,362,585	725,741,903
Shareholders' contribution to cover losses	--	--	--
Transfers from reserves	--	--	--
Profit to be appropriated	457,999,373	536,362,585	725,741,903
Appropriation of the profit:	(85,449,927)	(145,395,048)	(126,144,381)
to legal reserves	--	(22,618,134)	(22,663,915)
to other reserves	--	--	--
dividends paid out for the previous reporting period	(85,449,927) (a)	(122,236,914)	(71,209,000)
other appropriation	--	(540,000)	(32,271,466)
Profit (loss) to be carried forward at the end of the period	372,549,446	390,967,537	599,597,522

NOTE: (a) Dividends for the year 2001 were not paid for the treasury stocks (4,190,477 litas) held by UAB Lintkom.

On 28 April 2003, the General Meeting of Shareholders resolved to appropriate the profit of the year 2002 in the following way:

	2002
Profit (loss) brought forward from the previous year	305,517,610
Current year profit (loss)	67,031,836
Profit (loss) to be appropriated at the end of the period	372,549,446
Shareholders' contribution to cover losses	--
Transfers from reserves	--
Profit to be appropriated	372,549,446
Appropriation of the profit:	(46,609,051)
to legal reserves	--
to other reserves	--
dividends paid out for the previous reporting period	(46,609,051)
other appropriation	--
Profit (loss) brought forward from the previous year	325,940,395
Tantiems to the Board members for the year 2002	486,000

Dividends of 0.06 litas per share for the year 2002 will be paid for 776,817,518 shares (for treasury stocks dividends are not appropriable). Following the International Accounting Standards, tantiems to the members of the Board are considered as operating expenses of the period when they are paid.

39. Comments of Financial Statements

As of 31 December 200, Lietuvos Telekomas' Group consisted of AB Lietuvos Telekomas, (Savanoriu ave. 28, LT-2600 Vilnius) and its daughter companies: UAB Comliet (Palangos g. 4, LT-2001 Vilnius), UAB Lietuvos Telekomo Verslo Sprendimai (Galvydzio g. 7/Zygio g. 97, LT-2042 Vilnius), UAB Lintel (Galvydzio g. 7/Zygio g. 97, LT-2042 Vilnius), UAB Lintkom (Galvydzio g. 7/Zygio g. 97, LT-2042 Vilnius) and VsI Lietuvos Telekomo Sporto Klubas (Savanoriu ave. 28, LT-2600 Vilnius). AB Lietuvos Telekomas also owned 60 per cent of UAB Baltijos Informaciniu Duomenu Valdymo Centras (Zirmunu str. 141, LT-2038 Vilnius), 60 per cent of UAB Voicecom (Eiguliu str. 14, LT-2049 Vilnius), 30 per cent of UAB Verslo Portalas (A. Gostauto str. 12a, LT-2001 Vilnius) and 26 per cent of Baltijos Telekomunikaciju Konsultacinis Centras (on 30 January 2003, the company was renamed UAB TietoEnator Consulting) (Zirmunu str. 141, LT-2038 Vilnius) shares. UAB Comliet owned 75 per cent of Datu Tikli SIA (Latvia), 55 per cent of Telegrupp SIA and 95 per cent of Comliet-Kaliningrad (Russian Federation) shares.

Consolidated financial statements of Lietuvos Telekomas' Group combine financial statements of AB Lietuvos Telekomas and its daughter companies: UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Voicecom and VsI Lietuvos Telekomo Sporto Klubas. Investments in associated undertakings, where AB Lietuvos Telekomas has a stake between 20 and 50 per cent, are accounted by the equity method of accounting. Consolidated financial statements of UAB Comliet's Group combine financial statements of UAB Comliet and its daughter companies: Datu Tikli SIA, Telegrupp AS and Comliet-Kaliningrad. All statements are prepared on the basis of the same accounting principles.

Financial Highlights in 2002

- In 2002, the revenue went down by 8.5 per cent to LTL 968.2 million against the revenue of LTL 1,058.5 million in the year 2001.

- EBITDA was LTL 503.6 million, 10.8 per cent less compared with LTL 564.4 million a year ago, but EBITDA margin still stood above 50 per cent at the level of 52.0 per cent (53.3 per cent in 2001).

- Net profit amounted to LTL 67.0 million (the net profit margin was 6.9 per cent), while the net profit in 2001, including the effect of changes in deferred profit tax liabilities, was LTL 181.7 million (the net profit margin was 17.2 per cent). Earnings per share were 0.09 litas (0.23 litas in 2001)

- Net cash flow from operating activities was LTL 481.5 million; net cash flow after investment activities amounted to LTL 287.9 million, an almost triple increase over LTL 100.3 million in 2001. Overall, the net cash flow during 2002 increased by LTL 35.9 million.

- Investments amounted to LTL 207 million (LTL 368 million in 2001)

The consolidated financial statements of Lietuvos Telekomas' Group were prepared according to International Accounting Standards.

Revenue

In 2002, the total consolidated revenue of Lietuvos Telekomas' Group amounted to LTL 968.2 million, a decrease of 8.5 per cent as compared with the year 2001 when the total revenue amounted to LTL 1,058.5 million. A decline in the total revenue was caused by an 18.2 percent decrease in the revenue from fixed-line telephony services and a 33.1 percent decrease in the revenue from leased line services. The increased revenue from Internet and data communication services (up by 52.8 per cent), interconnection revenue (up by 5.2 per cent) and revenue from other activities (up by 94.2 per cent) did not offset the decline in the revenue from the Company's core business.

In 2002, the revenue from fixed-line telephony services amounted to LTL 658.4 million and accounted for 68.0 per cent of the total revenue of Lietuvos Telekomas' Group (LTL 804.7 million and 76.0 per cent in 2001, respectively). An 18.2 percent fall in the revenue from fixed-line telephony services was mainly a result of the heavy price competition from the mobile sector leading to the lower usage of fixed-line telephones and decrease in the number of main lines in service. The total number of main lines in service fell by 18.7 per cent from 1,151.7 (31 Dec. 2001) to 935.9 thousand (31 Dec. 2002). The Company itself disconnected around 85 thousand lines due to the customers' debts.

In 2002, the revenue from main line subscription, installation and other charges went down only by 9.3 per cent and amounted to LTL 200.3 million. The fall in the number of main lines in service was partly offset by the increase in the subscription fee from July. Also, from the beginning of 2002, the Company was applying a reduced subscription fee for socially disadvantaged and retired customers.

The revenue from domestic traffic dropped by 19.5 per cent from LTL 477.7 million (31 Dec. 2001) to LTL 384.3 million (31 Dec. 2002) due to the decrease in the number of main lines as well as introduction of the calculation of call duration on the per-second basis in August 2001.

The revenue from the international outgoing traffic amounted to LTL 61.4 million, a decrease by 25.0 per cent compared with LTL 81.8 million a year ago. This was a result of continuous reduction of the tariffs for international calls (on average by 11 per cent), while the traffic in terms of minutes remained almost on the same level as in 2001.

The revenue from payphones decreased by 49.2 per cent and amounted to LTL 12.4 million due to the reduced number of payphones and lower usage.

The revenue from the network interconnection grew by 5.2 per cent to LTL 144.9 million and accounted for 15.0 per cent of the total revenue. The growth is attributed to the increased national interconnection (mobile to mobile, mobile to fixed network), outgoing and incoming international and transit traffic.

On 1 September 2002, AB Lietuvos Telekomas increased its tariffs for calls from the fixed-line network to mobile networks. The Communications Regulatory Authority (CRA) drew up a report on violations of the highest price limits for public fixed-line telephony services. The Company appealed against it to court. The court ruling was not in the Company's favour. Therefore, Lietuvos Telekomas announced that during the first quarter of 2003 it would recalculate the amounts paid by its customers for the calls from the fixed-line network to mobile networks. For this purpose, the Company beforehand set aside an amount of LTL 4 million to cover adjustments in its customers' bills.

The share of the Internet and data communication revenue in the total revenue of Lietuvos Telekomas' Group increased from 6.4 per cent (31 Dec. 2001) to 10.7 per cent (31 Dec. 2002). In 2002, the revenue from Internet and data communication services made up LTL 103.9 million, an increase by 52.8 per cent over LTL 68.0 million in the year 2001.

The revenue from leased lines amounted to LTL 16.9 million, a decrease by 33.1 per cent, mainly due to the decline in the number of leased lines roughly by one fifth. The revenue from equipment sales and other activities grew by 94.2 per cent, especially in the fourth quarter of 2002, to LTL 44.0 million (LTL 22.7 million in 2001). This was largely a result of a significant growth of the revenue from UAB Comliet's activities.

In the first quarter of 2003, Lietuvos Telekomas' Group changed grouping of its revenue following the pattern used by TeliaSonera AB for segmentation of telecommunications services. From now on services of Lietuvos Telekomas' Group will be divided into the following three main groups: Fixed-line Telephony Services (including the former Interconnection Services group), Internet and Data Communication Services (including the former Leased Lines group) and Other Services. The revenue of the previous periods was accordingly reclassified. Contacts Centre services (Inquiry service 118, operator-assisted services, telesales and telemarketing) were moved from the Fixed-line Telephony Services group to the Other Services group.

Reclassified breakdown of the Groups' revenue in the year 2002 (in thousand of litas)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fixed-line Telephony Services	212,367	202,225	196,378	182,906
Internet and Data Communication Services	28,568	30,777	29,587	31,890
Other Services	6,978	10,599	11,689	24,248
Total	247,913	243,601	237,654	239,044

Expenses

The total operating expenses of Lietuvos Telekomas' Group in the year 2002 went down by 6.0 per cent to LTL 464.6 million as compared with LTL 494.1 million for the year 2001. The major decrease of 20.5 per cent was observed in the employee-related expenses as the Company continued to restructure its business and maintain a high level of its performance efficiency. The total number of employees in Lietuvos Telekomas' Group was reduced from 5,749 (31 Dec. 2001) to 4,531 (31 Dec. 2002) and the number of main lines per one core business employee increased from 217 (31 Dec. 2001) to 253 (31 Dec. 2002). The interconnection expenses increased by 12.9 per cent, while other operating expenses decreased by 4.0 per cent.

Gain on sales of investments

In the second quarter of 2002, Lietuvos Telekomas sold a 74 percent stake in UAB Baltijos Telekomunikaciju Konsultacinis Centras and a 40 percent stake in UAB Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator Oyj and recorded a gain of LTL 7.0 million. In 2001, the gain on sales of investment of LTL 2.9 million came from the sales of Lithuanian Government Bonds.

Net Profit

The new Law on Profit Tax became effective from 1 January 2002. Following the old Law, the Company was accumulating the deferred profit tax liabilities due to its heavy investments programme, calculating a profit tax at the basic rate of 24 per cent. The new Law abolished the exempts for investments and introduced a basic profit tax rate of 15 per cent. In the fourth quarter of 2001, following the provisions of the new Law on Profit Tax, adjustments were made to the Deferred Profit Tax Liabilities in the Balance Sheet and reflected in the Profit (Loss) Statement for the year 2001. This resulted in the net profit of LTL 181.7 million (the net profit, excluding the changes in the deferred profit tax liabilities and impairment charge on property, was LTL 119.9 million).

The net profit for the year 2002 was LTL 67.0 million, a decrease by 63.1 per cent as compared with the net profit for the year 2001 or a decrease of 43.2 per cent as compared with the net profit for the year 2001, excluding the changes in the deferred profit tax liabilities and impairment charge on property.

Balance Sheet and Cash Flow

The total assets and total liabilities as of 31 December 2001 were reduced by LTL 29 million to LTL 2,079.7million due to the changed principles for recording payments to international operators. Accrued revenues from international operators were netted against accrued liabilities to international operators. During the year 2002, the total assets of Lietuvos Telekomas' Group declined by 9.8 per cent to LTL 1,876.0 million due to the amortisation of the assets that was higher than investments and a decrease in receivables and accrued revenue.

At the end of 2002, the shareholders equity amounted to LTL 1,218.5 million, a slight decrease by 1.5 per cent due to the lower net profit for the year 2002 and payment of the dividends for the year 2001 (LTL 85.5 million). The total liabilities also decreased by 22.3 per cent to LTL 655.1 million as a result of debt repayment and changes in the deferred profit tax liabilities. As of 31 December 2002, the net debt amounted to LTL 289.3 million, a drop by 44.8 per cent from the net debt of LTL 524.4 million a year ago. The net debt to equity ratio was 23.7 per cent (42.4 per cent on 31 December 2001).

Due to the re-peg of the litas from the US dollar to the euro, on 1 February 2002, Lietuvos Telekomas concluded a transaction of cross currency swap (from US dollars to euros) of the Company's loans denominated in US dollars.

During the year 2002 in spite of the decreased revenue and net profit Lietuvos Telekomas generated a strong cash flow. The net cash flow from operating activities was LTL 481.5 million (LTL 450.5 million in 2001). As a result of the strict investment discipline, the cash flow after investing activities was LTL 287.9 million, almost tripled compared with LTL 100.3 million in 2001. The net cash used in financing activities including payment of dividends amounted to LTL 252.1 million. Overall, during the year 2002 the Company increased its cash and cash equivalents by LTL 35.9 million.

Investments

In 2002, Lietuvos Telekomas' Group invested LTL 207 million (LTL 368 million in 2001). More than 80 per cent of the amount was invested into the network of the Company. As a result, the Company completed digitalisation of the fixed-line network in five biggest cities of Lithuania and at the end of 2002 the digitalisation rate of the network reached 87.6 per cent. Also, Lietuvos Telekomas continued developing its ADSL access network. Now ADSL services are available to 85 per cent of Lietuvos Telekomas' customers.

In May, Lietuvos Telekomas sold a 40 percent stake in UAB Baltijos Informaciniu Duomenu Valdymo Centras (est. in Dec. 2002) and a 74 percent stake in UAB Baltijos Telekomunikaciju Konsultacinis Centras (est. in March 2003) to TietoEnator. In September, AB Lietuvos Telekomas took over control of UAB Lintkom from UAB Lintel.

UAB Comliet, the largest subsidiary of Lietuvos Telekomas, was expanding its activities beyond the borders of Lithuania. In May, it acquired 75 per cent of shares in the Latvian company, Datu Tikli SIA, in July - 55 per cent in Estonia-based Telegrupp AS. In December, it established a company, Comliet-Kaliningrad (holding 95 per cent of shares), in the Russian Federation.

Litigation

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per cent of the Company's total annual revenue. On 22 March 2002, the Company made an appeal against this decision. The hearing of the case is not over and the fine imposed is not paid. Yet, funds for possible payment of the fine were set aside in the final accounts of 2001.

40. Report prepared by the Issuer's Board or other managing body

Report on Company's Activities for the year 2002

To the shareholders of AB Lietuvos Telekomas

During the year 2002 activities of the Board of Directors of Lietuvos Telekomas were targeted at preparation of the Company for performance in the liberalised market environment. Today the Company is fully prepared for competition from the point of view of human resource management and implementation of technologies. Under competitive conditions, Lietuvos Telekomas has been currently providing all modern telecommunications services. A number of solutions implemented by Lietuvos Telekomas demonstrate a firm position of the Company and good future prospects not only in Lithuania but also abroad as well as enhance its value as the public company.

Lietuvos Telekomas' Group is the largest telecommunications service provider in Lithuania. It had an exclusive right to provide fixed-line telephony and fixed-line network services until the end of 2002. Alongside fixed-line telephony services, AB Lietuvos Telekomas and its subsidiaries provide Internet-related and data communication services, wholesale services for other local and international telecommunications operators and a wide range of other telecom - related services.

At the end of 2002, the total number of main lines in service was 935,899, whereas the total number of employees in Lietuvos Telekomas' Group amounted to 4,531.

In 2002, the revenue of AB Lietuvos Telekomas' Group went down by 8.5 per cent to LTL 968.2 million against the revenue of LTL 1,058.5 million in the year 2001. EBITDA was LTL 503.6 million, 10.8 per cent less compared with LTL 564.4 million a year ago. However, the EBITDA margin still stood above 50 per cent at the level of 52.0 per cent (53.3 per cent in 2001). The net profit amounted to LTL 67.0 million (the net profit margin was 6.9 per cent), while the net profit in 2001, including the effect of changes in deferred profit tax liabilities, was LTL 181.7 million (the net profit margin was 17.2 per cent). Earnings per share were 0.09 litas (0.23 litas in 2001). The net cash flow from operating activities amounted to LTL 481.5 million; the net cash flow after investment activities amounted to LTL 287.9 million, an almost triple increase over LTL 100.3 million in 2001. Overall, the net cash flow during 2002 increased by LTL 35.9 million.[1]

In 2002, Lietuvos Telekomas' Group invested LTL 207 million (LTL 368 million in 2001). More than 80 per cent of the amount was invested into the network of the Company. As a result, the Company completed digitalisation of its fixed-line network in five biggest cities of Lithuania and at the end of 2002 the digitalisation rate of the network reached 87.6 per cent. Also, Lietuvos Telekomas continued to develop its ADSL access network and now ADSL services are available to 85 per cent of Lietuvos Telekomas' customers.

In 2002, UAB Comliet (AB Lietuvos Telekomas owns 2,000 ordinary registered shares of the company with a nominal value of 500 litas each for a total nominal value of LTL 1 million or 100 per cent of the total share capital) took over telecommunications network maintenance, service installation and fault elimination activities from Lietuvos Telekomas and became the largest subsidiary within the Group. In addition, UAB Comliet provides such services as designing and construction of fixed-line and wireless telecommunications networks as well as installation and maintenance of low voltage networks.

During the year UAB Comliet was also expanding its international activities. In May, UAB Comliet acquired a 75 percent stake in the Latvian company, Datu Tikli SIA (25 per cent is owned by RBS Skals AS). In July, together with Merko Ehitus Ltd., UAB Comliet acquired the Estonian

[1] data from Financial Statements prepared according to International Accounting Standards.

company, Telegrupp AS. UAB Comliet owns 55 per cent and Merko Ehitus – 45 per cent of Telegrupp's shares. Both subsidiaries provide such services as designing and installation of low voltage networks and are engaged in construction and maintenance of telecommunications networks. At the end of the year, UAB Comliet established a company in Kaliningrad region of the Russian Federation - Comliet Kaliningrad. UAB Comliet holds 95 per cent of its shares.

In 2002, UAB Lietuvos Telekomo Verslo Sprendimai (AB Lietuvos Telekomas owns 20,000 ordinary registered shares of the company with a nominal value of 1,000 litas each for a total nominal value of LTL 20 million or 100 per cent of the total share capital) continued providing services and complex telecommunications solutions and began offering technical consultancy services on telecommunications issues to around 600 major business customers of Lietuvos Telekomas.

UAB Lintel (AB Lietuvos Telekomas owns 2,800,000 ordinary registered shares of the company with a nominal value of 10 litas each for a total nominal value of LTL 28 million or 100 per cent of the total share capital) retained the leading position on the directory inquiry service market with its Directory Inquiry Service 118 and became the main provider of contact centre and telemarketing services in Lithuania. UAB Lintel also manages the property of Lietuvos Telekomas' Group. In 2002, UAB Lintel sold all shares of UAB Lintkom to AB Lietuvos Telekomas.

Following the decision of the Board of 19 June 2002, AB Lietuvos Telekomas acquired 1,000 ordinary registered shares of UAB Lintkom with a nominal value of 100 litas each for a total nominal value of LTL 100 thousand or 100 per cent of the total share capital. UAB Lintkom holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks). Shares were acquired during the Initial Public Offering (IPO) in 2000.

In 2002, UAB Voicecom (AB Lietuvos Telekomas owns 60 ordinary registered shares with a nominal value of 100 litas each for a total nominal value of LTL 6 thousand or 60 per cent of the total share capital) offered new Voice over IP (Internet Protocol) services, including a web-to-phone solution. Nexcom Telecommunication LLC (USA) owns 40 per cent of UAB Voicecom shares.

In 2002, UAB Verslo Portalas (AB Lietuvos Telekomas owns 6,000 ordinary registered shares with a nominal value of one litas each for a total nominal value of LTL 6 thousand or 30 per cent of the total share capital) was involved in developing of business-to-business portal *verslas.com*. UAB Verslo Žinios owns 70 per cent of UAB Verslo Portalas' shares.

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Company's Information Systems Department. At the end of 2001, in accordance with the Board's decision, Lietuvos Telekomas established a subsidiary, UAB Baltijos Informaciniu Duomenu Valdymo Centras. At the moment of establishment, AB Lietuvos Telekomas owned 100 ordinary registered shares of the company with a nominal value of 100 litas each for a total nominal value of LTL 10 thousand or 100 per cent of the total share capital. Following the Board's decision of 25 April 2002, the share capital of UAB Baltijos Informaciniu Duomenu Valdymo Centras was increased up to LTL 1.0 million and comprised 10,000 ordinary registered shares with a nominal value of 100 litas each.

On 24 January 2002, the Board of AB Lietuvos Telekomas made a decision to establish a daughter company for provision of professional IT consultancy services. In March 2002, Lietuvos Telekomas set up UAB Baltijos Telekomunikaciju Konsultacinis Centras. At the moment of establishment, AB Lietuvos Telekomas owned 100 ordinary registered shares of the company with a nominal value of 100 litas each for a total nominal value of LTL 10 thousand or 100 per cent of the total share capital. Following the Board's decision of 25 April 2002, the share capital of UAB Baltijos Telekomunikaciju Konsultacinis Centras was increased up to LTL 1.6 million and comprised 16,000 ordinary registered shares with a nominal value of 100 litas each.

In May, following the Board's decision of 25 April 2002, Lietuvos Telekomas sold 74 per cent of the shares of Baltijos Telekomunikaciju Konsultacinis Centras and 40 per cent of the shares of Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator Oyj. Thus, on 31 December 2002, Lietuvos Telekomas held 4,160 shares with a nominal value of 100 litas each for a total nominal value of LTL 416 thousand or 26 per cent of the share capital of UAB Baltijos Telekomunikaciju Konsultacinis Centras and 6,000 shares with a nominal value of 100 litas each for a total nominal value of LTL 600 thousand or 60 per cent of the share capital of UAB Baltijos Informaciniu Duomenu Valdymo Centras.

UAB Baltijos Telekomunikaciju Konsultacinis Centras (in January 2003 renamed TietoEnator Consulting) provides companies in the Baltic region with high-value-added IT-related consultancy services. UAB Baltijos Informaciniu Duomenu Valdymo Centras (the name is subject to change in the future) provides IT infrastructure management services to Lietuvos Telekomas and other major companies in Lithuania and the Baltic region. Both the companies started their activities on 1 June 2002.

Lietuvos Telekomas is a sole founder of the non-profit organization VsI Lietuvos Telekomo Sporto Klubas.

Following the new Law on Telecommunications, from 1 January 2003 AB Lietuvos Telekomas together with its subsidiaries is designated as an operator with significant market power (SMP) in public fixed-line telephony network and services, leased line services and interconnection services markets.

In January 2003, UAB Comliet and UAB Sonex Group signed a Memorandum of Understanding. UAB Comliet intends to acquire a 100 per cent stake in UAB Sonex Komunikacijos, a subsidiary of UAB Sonex Group.

In December 2002, AB Lietuvos Telekomas and UAB Omnitel signed a new interconnection agreement. The tariffs for calls from the fixed-line network to the mobile network of Omnitel were reduced from 11 December 2002. In January 2003, Lietuvos Telekomas and UAB Tele 2 agreed to lower interconnection fees and subsequently to cut tariffs almost by 30 per cent for the calls from the fixed-line network to the mobile network of Tele2 from 1 February 2003. Tariffs for calls to the mobile network of Bite GSM were also reduced from 1 February 2003.

In February 2003, Lietuvos Telekomas signed its first agreement on provision of the wholesale voice telephony services with UAB Eurocom. Also, Lietuvos Telekomas and Telecentrs, a Latvian telecommunications service provider, signed an agreement on the network interconnection and provision of international IP services. According to the agreement, Lietuvos Telekomas will provide IP services in Latvia.

In 2003, Lietuvos Telekomas plans to invest less than 200 million litas.

Gintautas Zintelis

Chairman of the Board

27 March 2003

41. Audit – related information

The Balance Sheets and the related Profit (Loss) Statements, Changes in Equity and Cash Flow Statements of AB Lietuvos Telekomas' Group for the year 2000 were audited by auditors from the then UAB Arthur Andersen (audit company's licence No. 117). The audit was completed on 19 March 2001.

Auditors from UAB PricewaterhouseCoopers audited the financial statements of AB Lietuvos Telekomas and its consolidated subsidiaries for the years ended 31 December 2001 and 2002. UAB PricewaterhouseCoopers (audit company's licence No. 173) was registered on 29 December 1993 in Vilnius, its official address: T. Sevcenkos str. 21, LT-2009 Vilnius.

The audit of financial statements of AB Lietuvos Telekomas' Group for the year 2002 was completed on 13 March 2003.



PricewaterhouseCoopers UAB
T. Ševčenkos 21
PO Box 620
LT-2009 Vilnius
Lithuania
Telephone +370 (5) 239 23 00
Facsimile +370 (5) 239 23 01
E-mail vilnius@lt.pwcglobal.com
www.pwcglobal.com/lt

Auditor's Report

To the shareholders of AB Lietuvos Telekomas

1. We have audited the accompanying balance sheet of AB Lietuvos Telekomas ("the Company") and its consolidated subsidiaries ("the Group") as at 31 December 2002 and the related statements of income and cash flows for the year then ended. These financial statements set out on pages 4 to 32 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with International Standards on Auditing as issued by the International Federation of Accountants. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 31 December 2002 and of the results of its operations and cash flows for the period then ended in accordance with International Accounting Standards.

PricewaterhouseCoopers UAB

Vilnius, 13 March 2003

VI. Information about the managing bodies of the Issuer

42. Members of the managing bodies

The structure of AB Lietuvos Telekomas' managing bodies are as follows:
- General Meeting of Shareholders;
- Board;
- Administration.

The Company's activities are controlled by the Reviser (auditor).

Board (as of 31 December 2002)

The By-laws of AB Lietuvos Telekomas provide that the Company's Board shall consist of nine members and shall be elected for the two-year term.

Gintautas Zintelis – Chairman of the Board since 7 July 1998 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Expert on IT and Telecommunications Issues in AB Lietuvos Telekomas. Graduated from Kaunas University of Technology in 1965 as an engineer in computer science. In 1970, he became Doctor of Science, in 1980 – Habilitated Doctor of Science, in 1983 – Professor and since 1991 is a correspondent member of the Lithuanian Academy of Science. From 1964 till 1992 he worked in Kaunas University of Technology, where in 1982-1992 he was Head of Computer Science Department. In 1992–1996, he held a position of Minister of Communications and Informatics of the Republic of Lithuania. In 1996-2002 he was working as Head of the Information System Protection Division of AB Vilniaus Bankas. Has no interest in the share capital of the Company. Holds 10 percent of UAB Informatikos ir Rysiu Technologiju Centras.

Morgan Ekberg – a member of the Board since 30 April 2001 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Vice President and Head of Networks International, Telia AB. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Matti Hyyrynen – member of the Board since 26 April 2002 (elected for the two-year term; nominated by Deutsche Bank Trust Company Americas), Head of Vilnius representative office of European Bank for Reconstruction and Development. Has no interest in the share capital of the Company. Member of Supervisory Board of AB Drobe. He does not have interest in the share capital in other Lithuanian companies.

Ingmar Jonsson – a member of the Board since 26 April 2000 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Senior Vice President Corporate Programmes, Telia AB. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Jaakko Nevanlinna – member of the Board since 30 April 2001 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), President of Sonera Telecom Ltd. And Sonera Carrier Networks Ltd. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Mikko Pirinen – a member of the Board since 30 April 2001 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Vice President, Telecom Partnership, Sonera Corporation. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Kennet Radne – a member of the Board since 26 April 2002 (elected for the tow-year term; nominated by Amber Teleholding A/S), Senior Vice President and Head of Business Area Telia Networks. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Andrius Sukys – a member of the Board since 26 April 2002 (elected for the two-year term; nominated by the State Property Fund), Director of Asset Management at the State Property Fund. Has no interest in the share capital of the Company. Chairman of the Supervisory Board of AB Lietuvos Juru Laivininkyste, AB Klaipedos Transporto Laivynas and AB Lietuvos Avialinijos, member of the Board of Directors of AB Lietuvos Dujos. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen – a member of the Board since 5 July 2000 (re-elected for the two-year term on 26 April 2002; nominated by Amber Teleholding A/S), Director of Baltic Group, Sonera Telecom Oy. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Ingmar Jonsson, Mikko Pirinen and Jaakko Nevanlinna have resigned from the Board from 28 April 2003.

On 28 April 2003, for the current term of the Board the following members of the Board were elected:

Annika Christiansson – a member of the Board since 28 April 2003 (nominated by Amber Teleholding A/S), Business Area Coordinator for Market, Products and Services, TeliaSonera AB, Norway, Denmark and Baltic Countries. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Erik Hallberg – a member of the Board since 28 April 2003 (nominated by Amber Teleholding A/S), Senior Vice President and Head of Baltic Countries, TeliaSonera AB, Norway, Denmark and Baltic Countries. Has no interest in the share capital of the Company. Chairman of the Board of Directors of UAB Omnitel. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Mats Salomonsson – a member of the Board since 28 April 2003 (nominated by Amber Teleholding A/S), Chief Financial Officer, TeliaSonera AB, Norway, Denmark and Baltic Countries. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Administration

Tapio Paarma (born in 1948)

General Manager and President of AB Lietuvos Telekomas since 8 July 1998. On 30 April 2003, he left the position of General Manager. From 1 May until 31 December 2003 he will work as Senior Advisor to the Company.

As of 31 December 2002, he had 160,000 shares of the Company that accounts for 0.0196 per cent of the share capital and gives 0.020 per cent of votes.

As of 31 December 2002, he was Chairman of the Board of UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Voicecom, VsI Lietuvos Telekomo Sporto Klubas and the Latvian company Datu Tikli SIA, a member of the Board of UAB TietoEnator Consulting, Chairman of the Supervisory Board of the Estonian company Telegrupp AS.

Education – MSc degree in Community Planning was conferred in 1971 in Helsinki University.

Tapio Paarma started his career in the Finnish PT company, where he worked in the Telecommunications Construction Centre and Administration subdivision before occupying the office of the Head of the Secretariat. In the period from 1988 to 1992, he held a position of the Director of the Telecom Vaasa. In 1992 - 1993, Director of the Reorganisation team in the Finnish PT, and at the same time occupied the position of the Project Manager of the Northwest GSM company. In 1993 - 1994, and several months in 1998 Tapio Paarma was Director of the New Activity Sphere in the Finnish Telecom. In 1995 – 1998, he occupied various positions in Lattelekom SIA, Latvia, including the Chief Activity Officer and Deputy Director General.

Romualdas Degutis (born in 1961)

Executive Vice President of AB Lietuvos Telekomas since 1 June 1999.

As of 31 December 2002, he had 10,866 shares of the Company that accounts for 0.0013 per cent of the share capital and gives 0.0014 per cent of votes.

Member of the Board of UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel and UAB Lintkom.

Education – Electric Communication Engineer; in 1984 he graduated from Kaunas University of Technology.

Employed in the Company since 1984. In 1993, he was appointed to the position of Director at Klaipeda Branch of AB Lietuvos Telekomas.

Jan-Erik Elserius (born in 1943)

Chief Financial Officer and Director of Finance Department of AB Lietuvos Telekomas since 29 March 1999.

As of 31 December 2002, he had 70,000 shares of the Company that accounts for 0.0085 per cent of the share capital and 0.0090 per cent of votes.

General Manager of UAB Lintkom, a member of the Board of UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Voicecom and VsI Lietuvos Telekomo Sporto Klubas.

Education – a BA degree in Management, Managerial Economy, Political Economy and Statistics. In 1967, he graduated from Uppsala University.

Between 1969 and 1972, he was employed by Stockholm City/County Council in the Financial Division. From 1972, Head of the Public Office of Financial Division of the Swedish Telecom Administration (Telia). From 1975, he was responsible for the Long-term Planning and accountable to the Director General. In the period from 1976 to 1980, Jan-Erik Elserius worked for Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managerial positions. In September 1997 he was appointed as Director General. Following the merger with the Securitas Teknik AB in 1998, Mr. Elserius was appointed as the Deputy Managing Director of the new company Securitas Larm AB

From 1 May 2003 **Kjell-Ove Blom** (born in 1943) holds an office of General Manager of the Company. He graduated from Chalmers Technical Higher School (1963–1967) with a degree in Civil Engineering. In 1984, he was awarded a PhD degree at the University of Gothenburg, Sweden. Kjell-Ove Blom started his career in the IT and data processing fields. His first workplace (1968–1973) was IBM, Stockholm, where he was employed as sales representative to corporate customers. In 1974–1978, he worked in a data centre. In 1985–1987, he held a position of CEO at another data centre. Since 1988 Kjell-Ove Blom has been working in the telecommunications sector. In 1988–1992, he was Director at Telia Stockholm, a member of some Boards of Directors. In 1993, worked as Director at the headquarters of the Networks Unit in Telia. In 1994–1995 he was Marketing Director of Unisource Voice Services. In 1996 - Deputy CEO responsible for strategies and business planning at Unisource HQ in Zurich, Switzerland. In 1997, he became Deputy CEO and COO at Unisource Carrier. In 1998–2001, he worked as Deputy CEO and COO at Netia in Warsaw, Poland, a member of many Boards of Directors. In 2002, he became CEO of Netia. From October until December 2002, he worked in Telia Networks International. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

AB Lietuvos Telekomas has no information about existing conviction of members of managing bodies for the crimes against property, economic procedures, finance.

43. Information about remunerations and loans to members of the managing bodies

43.1. Information about the total and average amount per person of the remunerations, tantiemes and other payments from the profit by the Issuer during the reporting period

	Remuneration (in litas)	Tantiemes for 2001 (in litas)	Other payments from the profit (in litas)	Total (in litas)
On the average per member of AB Lietuvos Telekomas' Board (a)	38,225	54,000	--	92,225
Total amount for all members of AB Lietuvos Telekomas' Board (a)	344,023	486,000	--	830,023
On the average per member of the Administration of AB Lietuvos Telekomas (b)	228,350	--	5,054 (c)	233,404
Total amount for all members of the Administration of AB Lietuvos Telekomas (b)	685,050	--	15,161 (c)	700,211

NOTES: (a) As of 31 December 2002, there were nine members of the Board; (b) Members of AB Lietuvos Telekomas' Administration are General Manager and President of the Company, Executive Vice President and Director of the Finance Department; (c) Dividends for the year 2001.

On 28 April 2003, the Annual General Meeting of AB Lietuvos Telekomas' Shareholders resolved to assign 486 thousand litas for the payment of tantiemes for the year 2002. The tantiemes will be paid during the second quarter of 2003.

43.2. Remunerations, tantiemes and other payments from the profit paid during the reporting period by the companies, where the Issuer holds more than 20 per cent of their share capital, to the members of the Issuer's Supervisory Board, Board of Directors and Administration

----

43.3. Loans, guarantees and warranties, which ensure the fulfilment of their obligations extended to the members of managing bodies during the reporting period

----

44. Transactions with related parties

VII. RECENT EVENTS IN THE ISSUER'S ACTIVITIES AND ITS PROSPECTS

45. Recent events in the Issuer's activities

On 1 January 2003, Lietuvos Telekomas lost its exclusive right to install and provide fixed-line telephony services in Lithuania.

On 6 January 2003, the Company announced that by the order of Director of the Communications Regulatory Authority, from 1 January 2003 AB Lietuvos Telekomas together with its associates, namely UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Voicecom, VsI Lietuvos Telekomo Sporto Klubas, is declared as an operator with significant market power in the public fixed-line telephony services and network market, and is obliged to fulfil the requirements for legal entities with significant market power in the public fixed-line telephony services and network market set by Articles 11, 12, 13, 14, 15, 16, 21, 22, 24 of the Law on Telecommunications of the Republic of Lithuania. Also, from 1 January 2003 Lietuvos Telekomas together with its associates is designated as a local loop operator.

On 14 January 2003, the Company announced that by the order of Director of the Communications Regulatory Authority, AB Lietuvos Telekomas together with its associates, namely UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Comliet, UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Lintkom, UAB Voicecom, VsI Lietuvos Telekomo Sporto Klubas, is declared as an operator with significant market power on the national interconnection market, and is obliged to fulfil the requirements for legal entities with significant market power on the national interconnection market set by Articles 11, 13, 14, 15, 21, 22, 24 of the Law on Telecommunications of the Republic of Lithuania. Also, Lietuvos Telekomas together with its associates is declared as a legal entity with significant market power on the leased line services market, and is obliged to fulfil the requirements for legal entities with significant market power on the leased line services market set by Articles 11, 13, 14, 15, 16, 21, 22, 24, 28 of the Law on Telecommunications of the Republic of Lithuania.

On 14 January 2003, the Company announced that UAB Comliet, a subsidiary of AB Lietuvos Telekomas, and UAB Sonex Group signed a Memorandum of Understanding. According to it, UAB Comliet intends to acquire a 100 percent stake in UAB Sonex Komunikacijos, a subsidiary of UAB Sonex Group.

On 17 January 2003, the Company announced that AB Lietuvos Telekomas and UAB Tele2 have agreed to change the interconnection fees and, due to this reason, tariffs for calls from the Company's fixed-line network to the mobile network of Tele2 will be reduced from 1 February 2003. In order to make the price for the calls from the fixed-line network to the mobile network of Tele2 to be in line with the requirements of the Resolution of the Government on Establishment of the Price Limits for Public Fixed-line Telephony Services dated 6 December 2001 and the Order of Director of the Communications Regulatory Authority on Establishment of the Temporary Price Limits for Public Fixed-line Telephony Services and Public Fixed-line Telephone Network Services Provided by AB Lietuvos Telekomas and its Associated Legal Entities dated 20 December 2002, during the first quarter of 2003 the Company will recalculate the amounts paid by its customers for the calls from the fixed-line network to the mobile network of Tele2 for the period from 5 December 2002 until 1 February 2003.

On 24 January 2003, the Company announced that AB Lietuvos Telekomas and Tele2 had signed an amendment to the interconnection agreement.

From 1 February 2003 the Company cut tariffs for the calls from the fixed-line network to the mobile network of Tele2 by almost 30 per cent. Tariffs for calls to the mobile network of Bitė GSM were also reduced from 1 February 2003.

The Company expanded its access bandwidth to the TeliaSonera's IP network by nearly 70 per cent.

In February, Lietuvos Telekomas signed its first agreement on provision of the wholesale voice telephony services with UAB Eurocom.

Lietuvos Telekomas and Telecentrs, a Latvian telecommunications service provider, signed an agreement on the network interconnection and provision of international IP services. According to the agreement, Lietuvos Telekomas will provide IP services in Latvia.

On 19 February 2003, the Company announced that AB Lietuvos Telekomas' Board approved the draft of non-audited financial statements for the year 2002 prepared by the Company's administration according to International Accounting Standards. Revenue of AB Lietuvos Telekomas' Group for the year 2002 was LTL 968,212 thousand, net profit for the year 2002 was LTL 67,032 thousand.

On 1 March 2003, Lietuvos Telekomas transferred a function of customer care by telephone to its subsidiary UAB Lintel.

In March, Lietuvos Telekomas offered a Wireless Local Access Network (WLAN) service to its business customers.

On 27 March 2003, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 28 April 2003 and proposed the following agenda: (1) information of the Company's auditor; (2) approval of the Company's activity report of the year 2002; (3) approval of the annual financial statements; (4) allocation of 2002 Company's profit; (5) election of the Company's auditor; (6) conversion of the Company's Special Share into the Company's Ordinary Registered Share; (7) change of the By-laws of the Company; (8) election of the Company's Board members. Company's Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2002. According to International Accounting Standards the consolidated Lietuvos Telekomas' revenue in the year 2002 was 968,212 thousand litas and the net profit in the year 2002 was 67,032 thousand litas. According to Lithuanian Accounting Principles, the Company's revenue in the year 2002 was 927,468 thousand litas and net profit in the year 2002 was 67,032 thousand litas. The Board proposes for the Annual General Meeting to allocate 46,609 thousand litas from the Company's net profit for the dividend payment for the year 2002. Thus, dividend per share would amount for 0.06 litas. The Board proposes for the Annual General Meeting to change the By-laws of the Company. The Board of AB Lietuvos Telekomas proposes for the Annual General Meeting to elect UAB PricewaterhouseCoopers as the Company's auditor.

On 3 April 2003, the Board of AB Lietuvos Telekomas approved the request made by General Manager Tapio Paarma for resignation from the Company's General Manager position as of 30 April 2003 and appointed Kjell-Ove Blom as a new General Manager of AB Lietuvos Telekomas from 1 May 2003. The Board appointed Tapio Paarma to the temporary position of Senior Advisor of the Company from 1 May 2003 until 31 December 2003. This announcement disclosed the content of the confidential announcement of the material event of 27 March 2003.

On 28 April 2003, the Company announced that the Board of AB Lietuvos Telekomas had approved unaudited financial statements of AB Lietuvos Telekomas' Group for the first quarter of 2003 prepared according to International Accounting Standards. The consolidated Lietuvos Telekomas' Group revenue for the first quarter of 2003 was LTL 203,956 thousand and the net profit for the first quarter of 2003 was LTL 2,033 thousand.

Decisions of the Annual General Meeting of AB Lietuvos Telekomas' Shareholders held on 28 April 2003 were as follows: (1) to approve the Report on the Activities of the Company for the year 2002; (2) to approve audited Company's annual financial statement for the year 2002 prepared according to the Accounting Rules of the Republic of Lithuania (LAP) and according to International Accounting Standards. According to IAS, the consolidated revenue of Lietuvos Telekomas' Group in the year 2002 was 968,212 thousand litas and the consolidated net profit amounted to 67,032 thousand litas. According to LAP, the revenue of the parent company, AB Lietuvos Telekomas, was 927,468 thousand litas and the net profit amounted to 67,032 thousand litas; (3) to allocate the profit of the year 2002 in the following way: 46,609,051 litas for dividends (0.06 litas dividend per share) and 486,000 litas for tantiems for members of the Board; (4) to elect UAB PricewaterhouseCoopers as the Company's auditor to make the audit of the Company's financial statements and to make inspection of the reports on the activities of the Company; (5) to cancel a status of the Company's Special Share and to convert this Share into 1 (one) Company's Ordinary Registered Share because of expiration of the term of the Company's Special Share on 1 January 2003; (6) to change the By-laws of the Company; (7) to elect Annika Christiansson, Erik Hallberg and Mats Salomonsson on the Board of the Company for the current term of the Board.

46. Material events in the Issuer's activities

On 3 January 2002, AB Lietuvos Telekomas and TietoEnator signed a Memorandum of Understanding regarding partnership in creating a joint venture for provision of IT services in Lithuania and within the region. The new company will be based on the Information Systems Department of Lietuvos Telekomas.

On 4 January 2002, the Company announced that following the Board's decision of 30 October 2001, AB Lietuvos Telekomas had established a closed stock company UAB Baltijos Informaciniu Duomenu Valdymo Centras, which is fully owned by AB Lietuvos Telekomas and is based on the Information Systems Department.

On 15 January 2002, AB Lietuvos Telekomas and UAB Bite GSM signed a Letter of Intent regarding conclusion of an agreement for employment of Bite GSM network infrastructure for provision of Lietuvos Telekomas' fixed-line telephony services to Lietuvos Telekomas' customers.

On 16 January 2002, AB Lietuvos Telekomas announced that according to the preliminary non-audited financial data, the total revenue of Lietuvos Telekomas' Group in the year 2001 was LTL 1,058 million, an increase of 1.9 per cent over the revenue in the year 2000, which was below previously estimated revenue growth - between 3 to 5 per cent. The net profit for the year 2001 was estimated to be significantly and positively affected by adjustments, which had to be made to the Profit (Loss) Statement, following the provisions of the new Law on Corporate Profit Tax (effective from 1 January 2002) with the respect to accumulated deferred profit tax liabilities. The preliminary statements of the annual results of AB Lietuvos Telekomas' Group for the year ended 31 December 2001 were announced on 28 February 2002.

On 28 February 2002, AB Lietuvos Telekomas' Board approved the draft of non-audited financial statements for the year 2001 prepared by the Company's administration according to International Accounting Standards. The consolidated net profit of AB Lietuvos Telekomas' Group for the year 2001 was 181.7 million litas and its revenue - 1,058.5 million litas.

Following the Board's decision of 24 January 2002, AB Lietuvos Telekomas had established a 100 per cent owned subsidiary – UAB Baltijos Telekomunikaciju Konsultacinis Centras – for provision of professional IT services. This announcement disclosed the content of the confidential announcement about the material event of 24 January 2002.

On 22 March 2002, the Board of AB Lietuvos Telekomas decided to convoke the Annual General Meeting of AB Lietuvos Telekomas' Shareholders on 26 April 2002. The Company's Board approved audited financial statements of Lietuvos Telekomas' Group for the year 2001. According to International Accounting Standards, the consolidated net profit of Lietuvos Telekomas in the year 2001 was 181,715 thousand litas, consolidated revenue 1,058,466 thousand litas. According to Lithuanian Accounting Principles, the Company's net loss in the year 2001 was 63,235 thousand litas. The Board of AB Lietuvos Telekomas proposed for the Annual General Meeting to elect UAB PricewaterhouseCoopers as the Company's auditor. The Board proposed for the Annual General Meeting to allocate the Company's profit of the year 2001 in the way, that dividend per share would amount to 0.11 litas.

On 4 April 2002, UAB Comliet, fully owned subsidiary of AB Lietuvos Telekomas, and shareholders of the Latvian company Datu Tikli SIA signed a Letter of Intent regarding acquisition of the majority stake in Datu Tikli SIA by UAB Comliet. Datu Tikli SIA provides services connected with implementation of low voltage network projects in Latvia.

On 25 April 2002, the Board of AB Lietuvos Telekomas approved non-audited financial statements of AB Lietuvos Telekomas' Group for the first quarter of 2002 prepared according to International Accounting Standards. The consolidated net profit of Lietuvos Telekomas' Group for the first quarter of 2002 was LTL 21,408 thousand and its revenue - LTL 247,913 thousand.

On 26 April 2002, the Annual General Meeting of AB Lietuvos Telekomas' Shareholders decided: (1) to approve the Report on Company's Activities for the year 2001; (2) to approve the annual financial statements. According to International Accounting Standards, the consolidated net profit of Lietuvos Telekomas for the year 2001 was 181,715 thousand litas, consolidated revenue 1,058,466 thousand litas. According to Lithuanian Accounting Principles, the Company's net loss in the year 2001 was 63,235 thousand litas; (3) to allocate the profit of the year 2001 in the following way: 89,640,404 litas for dividends (0.11 litas dividend per share) and 486,000 litas for tantiemes for members of the Board; (4) to elect UAB PricewaterhouseCoopers as the Company's auditor for the audit of the Company's financial statements and inspection of the Report on Company's Activities; (5) to recall all members of the Board from the Board of the Company; (6) to elect Morgan Ekberg, Matti Hyyrynen, Ingmar Jonsson, Jaakko Nevanlinna, Mikko Pirinen, Kennet Radne, Andrius Sukys, Timo Virtanen and Gintautas Zintelis on the Board of the Company for the new term of the Board (for 2 years).

On 6 May 2002, UAB Comliet, a subsidiary of AB Lietuvos Telekomas, signed an agreement for the purchase of 75 per cent of shares of the Latvian company Datu Tikli SIA. The company Datu Tikli SIA will continue to implement the projects of low voltage networks in Latvia and develop its activities in the area of telecommunications networks' construction and maintenance.

On 16 May 2002, following the Board's decision of 25 April 2002, AB Lietuvos Telekomas signed an agreement on the sale of a 74 percent stake in UAB Baltijos Telekomunikaciju Konsultacinis Centras and a 40 percent stake in UAB Baltijos Informaciniu Duomenu Valdymo Centras to TietoEnator. This announcement disclosed the content of announcement of the material event of 25 April 2002.

On 4 July 2002, UAB Comliet, a subsidiary of AB Lietuvos Telekomas, signed an agreement for the purchase of a 55 percent stake in the Estonian company, Telegrupp AS. The company, Telegrupp AS, will continue its activities, but not limited to, of provision of low voltage cabling and power supply services in Estonia and possibly in other countries.

On 31 July 2002, the Board of AB Lietuvos Telekomas approved unaudited financial statements of AB Lietuvos Telekomas' Group for the first half of 2002 prepared according to International Accounting Standards. The consolidated net profit of Lietuvos Telekomas' Group for the first half of 2002 was LTL 38,526 thousand, the revenue amounted to LTL 491,514 thousand.

On 24 September 2002, the Company announced that instead of previously announced net profit forecast of 100 million litas for the end of 2002, Lietuvos Telekomas calculated a new profit estimate based to managements latest best knowledge. The new forecast of the net profit after taxes for the end of the year was on the level of 70 million litas. A detailed report of the results of Lietuvos Telekomas' Group for the third quarter of 2002 was released on 29 October 2002.

On 1 October 2002, the Company announced that AB Lietuvos Telekomas acquired 100 per cent of UAB Lintkom shares from its daughter company UAB Lintel.

On 29 October 2002, the Board of AB Lietuvos Telekomas approved unaudited financial statements of AB Lietuvos Telekomas' Group for the nine months of 2002 prepared according to

International Accounting Standards. The consolidated net profit of Lietuvos Telekomas' Group for the third quarter of 2002 was LTL 20,700 thousand, the net profit for nine months of 2002 was LTL 59,226 thousand, the revenue for the third quarter of 2002 was LTL 237,654 thousand, the revenue for nine months of 2002 was LTL 729,168 thousand.

On 25 November 2002, the Company announced that the General Meeting of Shareholders of UAB Comliet, a subsidiary of AB Lietuvos Telekomas had decided to establish a limited liability company Comliet Kaliningrad, a Comliet's subsidiary in Kaliningrad region, Russian Federation. All shares of the company are owned by UAB Comliet. AB Lietuvos Telekomas owns a 100 percent stake in UAB Comliet.

On 4 December 2002, the Company announced that on 5 December 2002 AB Lietuvos Telekomas would change its tariffs for the calls from the fixed-line network to mobile networks and introduce new night tariffs. New peak and off-peak tariffs are lower than the tariffs valid from 1 September 2002.

On 10 December 2002, the Company announced that AB Lietuvos Telekomas and UAB Omnitel had signed a new network interconnection agreement.

On 12 December 2002, the Company announced that UAB Comliet, a subsidiary of AB Lietuvos Telekomas, had established its subsidiary, Comliet Kaliningrad, in Kaliningrad region, Russian Federation. The Company will provide designing, construction and maintenance of fixed-line and mobile networks, as well as installation and maintenance of low voltage indoor networks.

On 13 December 2002, the Company announced that the General Manager of AB Lietuvos Telekomas had made a decision not to appeal against the ruling made by Vilnius District Court No.2 on 3 December 2002 on imposition of the fine on the basis of the protocol made by the Communications Regulatory Authority. During the first quarter of 2003 the Company decided to recalculate the amounts paid by its customers for the calls from the fixed-line network to mobile networks for the period from 1 September to 4 December 2002 inclusive. Under the preliminary estimations, the Company had to make adjustments in its customers' bills on the level of LTL 4 million.

All material events related to the activities of the Company have been announced in the Lietuvos Rytas daily.

47. Business strategy and its foreseen changes during the next financial (economic) year

- In 2003, AB Lietuvos Telekomas together with its subsidiaries will be designated as an operator with significant market power (SMP) in the public fixed-line telephony network and services, leased line services and interconnection services markets.
- The Company will start negotiations with new entrants to the fixed-line telephony market.
- Lietuvos Telekomas and mobile operators will continue talks on reduction of interconnection fees and subsequently decrease in the tariffs for calls from the fixed to mobile network.
- AB Comliet intends to acquire a 100 percent stake in UAB Sonex Komunikacijos, a member of Sonex Group.
- Investments will be below 100 million litas

Uncertainties in the future

The present annual prospectus - report contains certain forward-looking statements with respect to the financial situation, performance results and business of Lietuvos Telekomas' Group. These forward-looking statements represent Lietuvos Telekomas' Group's expectations or beliefs concerning future events and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Certain statements, such as those that include the words "potential", "estimated" and similar expressions or variations on such expressions, may be considered as "forward-looking statements".